SUBSCRIPTION AGREEMENT

between

BT DE INVESTMENTS INC.

and

ORGANIGRAM HOLDINGS INC.

November 5, 2023

[Certain portions of this exhibit have been redacted as they are both not material and are of the type of information that the Company treats as private or confidential. Redacted information is denoted by "[*]" in this exhibit.  The Company agrees to furnish supplementally an unredacted copy of the exhibit to the SEC upon its request.]

(i)

ADDENDA

Schedule A - Representations and Warranties of the Company

Schedule B - Representations and Warranties and Acknowledgements of the Purchaser

Schedule C - Transaction Resolutions

Schedule D - Articles of Amendment

Schedule E - Amended & Restated Investor Rights Agreement

(ii)

SUBSCRIPTION AGREEMENT

This SUBSCRIPTION AGREEMENT dated November 5, 2023 (this "Agreement") is made by and between BT DE Investments Inc., a corporation existing under the Laws of the State of Delaware (the "Purchaser"), and Organigram Holdings Inc., a corporation existing under the Act (the "Company").

RECITALS:

A. The Purchaser wishes to subscribe for and purchase from the Company, and the Company wishes to issue and sell to the Purchaser, on a private placement basis: (i) 12,893,175 Subscription Shares (the "First Tranche Shares") at a price per Subscription Share of $3.2203 (the "Tranche Share Price") on the First Tranche Closing Date; (ii) 12,893,175 Subscription Shares (the "Second Tranche Shares") at the Tranche Share Price on the Second Tranche Closing Date; and (iii) 12,893,175 Subscription Shares (the "Third Tranche Shares") at the Tranche Share Price on the Third Tranche Closing Date (collectively, the "Investment"), for an aggregate subscription price in respect of such Subscription Shares of $124,559,674.36 (the "Aggregate Subscription Proceeds").

B. The Purchaser and the Company wish to enter into this Agreement to record their agreement in respect of the Investment.

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements contained herein, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged by the Parties, the Parties hereby agree as follows:

ARTICLE 1
DEFINITIONS AND INTERPRETATION

Section 1.1 Definitions.

Whenever used in this Agreement, the following terms shall have the meanings set forth below:

"30% Threshold" has the meaning given to it in Section 2.4.

"Act" means the Canada Business Corporations Act.

"Affiliate" has the meaning ascribed to such term in NI 45-106.

"Aggregate Subscription Proceeds" has the meaning given to such term in the recitals of this Agreement.

"Agreement" has the meaning ascribed to such term in the preamble to this Agreement.

"Amended & Restated Investor Rights Agreement" means the amended & restated investor rights agreement to be dated as of the date of the First Tranche Closing, between the Purchaser and the Company, in substantially the form attached hereto as Schedule E.

"Anti-Corruption Laws" means the Corruption of Foreign Public Officials Act (Canada) and sections 121 (Frauds on the Government), 123 (Municipal Corruption) or 426 (Secret Commissions) of the Criminal Code (Canada) and any other analogous Laws.

"Anti-Money Laundering Laws" has the meaning ascribed to such term in Section (12)(g) of Schedule A.

"Anti-Spam Laws" means an Act to promote the efficiency and adaptability of the Canadian economy by regulating certain activities that discourage reliance on electronic means of carrying out commercial activities, and to amend the Canadian Radio-television and Telecommunications Commission Act, the Competition Act, the Personal Information Protection and Electronic Documents Act and the Telecommunications Act (Canada) and any other analogous Laws.

"Articles" means the certificate and articles of continuance of the Company, including any amendments thereto.

"Articles Approval" the approval by 66 2/3% of the votes cast by the Company Shareholders at the Meeting, present in person or represented by proxy at the Meeting, voting as a single class, with respect to the approval of the Articles of Amendment.

"Articles of Amendment" means the articles of amendment of the Company, to be approved by the Company Shareholders at the Meeting and to be filed in advance of the First Tranche Closing, providing for the creation of the Class A Preferred Shares, in substantially the form attached hereto as Schedule D.

"Authorization" means, with respect to any Person, any Order, license, permit, certification, approval, registration, consent, authorization, clearance, franchise, qualification, filing, privilege, variance or exemption issued or granted by, or any Contract with, any Governmental Authority having jurisdiction over such Person and/or any of its assets, as the same may have been, or may from time to time be, amended, supplemented or replaced.

"Bankruptcy Event" means, with respect to any Person, such Person: (1) committing an act of bankruptcy; (2) becoming insolvent; (3) proposing a compromise or arrangement to creditors generally; (4) a bankruptcy or receivership Order being granted by a court of competent jurisdiction against it; (5) making a voluntary assignment in bankruptcy; (6) taking any proceedings (a) with respect to a compromise or arrangement, (b) to be declared bankrupt or wound-up, or (c) to have a receiver appointed for all or any of its property; or (7) having any execution or distress become enforceable against or levied upon all or any of its assets; in each case, under or pursuant to bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar Laws affecting creditors' rights generally.

"Bankruptcy Laws" means, collectively, all bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar Laws affecting creditors' rights generally.

"BAT Group Permitted Holders" has the meaning ascribed to such term in the Amended & Restated Investor Rights Agreement.

"BAT Material Adverse Effect" means any change, event, occurrence, violation, inaccuracy, circumstance, development or effect that is, individually or in the aggregate, or would reasonably be expected to be, individually or in the aggregate, materially adverse to the business, assets (including intangible assets), capitalization, liabilities (contingent or otherwise), condition (financial or otherwise) or results of operations of BAT Parent and/or its Subsidiaries taken as a whole, that arises from or would arise from the closing the First Tranche, the Second Tranche, or the Third Tranche (as applicable), except any such change, event, occurrence, violation, inaccuracy, circumstance, development or effect resulting from  a decision of the board of directors of BAT Parent or by senior management of BAT Parent.

"BAT Parent" means British American Tobacco plc.

"Board" means the board of directors of the Company, as the same may be constituted from time to time.

"Business Day" means a day other than a Saturday, Sunday or other day on which commercial banks in Toronto, Ontario, Moncton, New Brunswick, New York City, New York or London, United Kingdom are authorized or required by Law to close.

"Business Sustainability Breach" means, in respect of private business dealings or in dealings with the public or government sector (whether in relation to the affairs of the Company or any of its Subsidiaries or the affairs of the customers or suppliers or contacts of the Company or any of its Subsidiaries), whether directly or indirectly, any of:

(1) giving, making, offering or receiving or agreeing to give, make, offer or receive any payment, gift or other advantage which would violate any Anti-Corruption Laws;

(2) receiving, agreeing or attempting to receive the benefits of or profits from a crime or agreeing to assist any Person to retain the benefits of or profits from a crime; and

(3) involvement in or attempted involvement in modern slavery or human trafficking or agreeing or attempting to assist any Person that is involved in modern slavery or human trafficking or in any activity which would violate Human Trafficking Laws.

"Canadian Securities Regulators" means, collectively, the securities commissions or other securities regulatory authorities in each of the Qualifying Jurisdictions.

"Cannabis" has the meaning ascribed to such term in the Cannabis Act, and includes: (1) all living or dead material, plants, seeds, plant parts or plant cells from any cannabis species or subspecies (including sativa, indica and ruderalis), including wet and dry material, trichomes, oil and extracts from cannabis (including cannabinoid or terpene extracts from the cannabis plant); and (2) biologically or synthetically synthesized analogs of cannabinoids extracted from the cannabis plant using micro-organisms, including: (a) cannabis and marijuana or marihuana (as such term is defined under Law, including the Cannabis Act); and (b) "industrial hemp" (as such term is defined in the Industrial Hemp Regulations issued under the Cannabis Act or other Laws).

"Cannabis Act" means the Cannabis Act (Canada).

"Cannabis Authorizations" means all Authorizations issued or granted, or required to be issued or granted, to a Person under or pursuant to Cannabis Laws, including all Contracts with Governmental Authorities thereunder or relating thereto.

"Cannabis Laws" means all Laws and Contracts with Governmental Authorities, and all other statutory requirements, relating to Cannabis, including the Cannabis Act and all Cannabis Authorizations.

"Change of Control" means, other than the transactions contemplated by this Agreement or transactions involving only the Company and one or more of its wholly-owned Subsidiaries or between or among one or more of the Company's wholly-owned Subsidiaries, the consummation of any transaction or series of transactions with any Person other than the Purchaser (or any affiliate of the Purchaser) after the date of this Agreement relating to: (i) any direct or indirect sale, disposition, alliance or joint venture (or any lease, license, supply agreement or other arrangement having the same economic effect as the foregoing) of assets representing 50% or more of the consolidated assets or contributing 50% or more of the consolidated revenue of the Company or involving 50% or more of the voting or equity securities of the Company or any of its Subsidiaries (or rights or interests in such voting or equity securities); (ii) any direct or indirect take-over bid, tender offer, exchange offer, treasury issuance or other transaction that, if consummated, would result in such Person or group of Persons beneficially owning 50% or more of any class of voting, equity or other securities of the Company or any of its Subsidiaries (including securities convertible or exercisable or exchangeable for voting, equity or other securities of the Company or any of its Subsidiaries); (iii) any plan of arrangement, merger, amalgamation, consolidation, securities exchange, business combination, reorganization, recapitalization, liquidation, dissolution, winding up or exclusive license involving the Company or any of its Subsidiaries, other than an internal capital or structure reorganization or a transaction that does not result in the Company Shareholders prior to same holding less than 50.1% of the Shares following the transaction; or (iv) any other similar transaction or series of transactions involving the Company or any of its Subsidiaries.

"Circular" means the notice of meeting and information circular to be prepared by the Company and delivered to the Company Shareholders in connection with the Meeting.

"Claim" means any cause of action, action, claim, demand, lawsuit, audit, proceeding or arbitration (including, for greater certainty, any proceeding or investigation by a Governmental Authority).

"Class A Preferred Shares" means the Class A preferred shares in the capital of the Company to be created upon the filing of the Articles of Amendment.

"Closing" means, as applicable, the First Tranche Closing, the Second Tranche Closing or the Third Tranche Closing.

"Closing Date" means, as applicable, the First Tranche Closing Date, the Second Tranche Closing Date or the Third Tranche Closing Date.

"Common Shares" means the common shares in the capital of the Company.

"Company" has the meaning ascribed to such term in the preamble to this Agreement.

"Company Fundamental Representations" means, collectively, the representations and warranties relating to the Company and its Subsidiaries in the following Sections of Schedule A: Section (1) (Incorporation and Organizational Matters), Section (2) (Corporate Authorization, Qualification and Power), Section (3) (Execution and Binding Obligation), Section (4) (Authorized and Issued Capital), Section (5) (No Bankruptcy), Section (6) (Organizational Structure and Ownership of Subsidiaries), Section (8) (No Prospectus), and Section (9) (Subscription Shares Issued as Fully Paid).

"Company Intellectual Property" means Intellectual Property owned by, licensed to or used by the Company or any of its Subsidiaries.

"Company DSU" means a deferred share unit issued or issuable pursuant to the Equity Incentive Plans, as the context requires.

"Company Option" means an option to purchase Common Shares issued or issuable pursuant to the Equity Incentive Plans, as the context requires.

"Company PSU" means a preferred share unit issued or issuable pursuant to the Equity Incentive Plans, as the context requires.

"Company RSU" means a restricted share unit issued or issuable pursuant to the Equity Incentive Plans, as the context requires.

"Company Shareholders" means, collectively, all Persons that own and/or control, directly or indirectly, Shares, and "Company Shareholder" means any one of them, as the context requires.

"Company Warrant" means a warrant to purchase Common Shares pursuant to the terms of the Contract governing the issuance or grant thereof.

"Competition Act" means the Competition Act R.S.C. 1985 c. C-34, as amended.

"Competition Act Approval" means, with respect to the transactions contemplated under this Agreement: (1) the issuance of an advance ruling certificate by the Commissioner of Competition pursuant to section 102 of the Competition Act; (2) notice shall have been given under section 114 of the Competition Act and the applicable waiting period under section 123 of the Competition Act has expired or has been otherwise terminated in accordance with the Competition Act; or (3) the obligation to give the requisite notice and supply information has been waived pursuant to paragraph 113(c) of the Competition Act, and, in the case of (2) or (3), the Purchaser has been advised in writing by the Commissioner of Competition that he does not, at that time, intend to make an application under section 92 of the Competition Act, and such advice has not been rescinded.

"Confidential Information" has the meaning ascribed to such term in the Investor Rights Agreement.

"Contract" means any agreement, indenture, contract, lease, deed of trust, license, option, instruments, arrangement, obligation, understanding or other commitment, in each case, whether written or oral.

"Data Protection Authority" means any Governmental Authority responsible for the enforcement of Data Protection Laws.

"Data Protection Laws" means all Laws relating to privacy and/or the processing of Personal Data, including PIPEDA and any similar or analogous Laws of any other jurisdiction.

"Disclosure Letter" means the disclosure letter delivered by the Company to the Purchaser concurrently with the execution of this Agreement.

"Disclosure Record" means, collectively, all of the documents which have been publicly filed by the Company pursuant to the requirements of Securities Laws, whether on SEDAR in Canada or on EDGAR in the United States.

"DRS" has the meaning ascribed to such term in Section 2.1(4).

"EDGAR" means the Electronic Data Gathering, Analysis and Retrieval system of the SEC.

"Employee Plans" has the meaning ascribed to such term in Section (23)(g) of Schedule A.

"Encumbrance" means, with respect to any property or asset, any mortgage, lien (statutory or otherwise), pledge, charge, security interest, hypothec, prior Claim, occupancy right, right of first refusal or offer, adverse Claim, lease, easement, encroachment, right of way, title defect, license, option, title retention agreement or arrangement, conditional sale, deemed or statutory trust, restrictive covenant or other encumbrance of any nature, in each case, whether contingent or absolute.

"Environmental Laws" means all Laws and Contracts with Governmental Authorities, and all other statutory requirements, relating to public health, the protection of the environment, or the generation, transportation, storage, treatment or disposal of any Hazardous Materials, and all Authorizations issued or granted pursuant to or under such Laws, Contracts and other statutory requirements.

"Equity Incentive Plans" means, collectively, all plans of the Company and/or any of its Subsidiaries in effect from time to time pursuant to which securities of the Company and/or any of its Subsidiaries may be issued, or options or other securities convertible or exercisable into, or exchangeable for, securities of the Company and/or any of its Subsidiaries may be granted, to the Persons set out therein (including the equity incentive plan re-approved by the Company Shareholders at the annual and special meeting of the Company Shareholders held on February 28, 2023).

"Financial Statements" means, collectively, the: (1) audited consolidated financial statements of the Company and its Subsidiaries as at and for the years ended August 31, 2022 and August 31, 2021, including the notes thereto together with any auditor's report thereon as at and for the periods included therein; (2) unaudited consolidated financial statements of the Company and its Subsidiaries as at and for the period ended May 31, 2023; and (3) to the extent (1) and (2) are not the most recently filed audited and / or interim financial statements of the Company as at the Second Tranche Closing or the Third Tranche Closing, the most recently filed audited and interim financial statements of the Company.

"First Tranche" means the issue, allotment and delivery of, and payment for, the First Tranche Shares in accordance with the provisions of this Agreement;

"First Tranche Closing" means the closing of the First Tranche.

"First Tranche Closing Date" means the date that is three (3) Business Days after the date upon which the conditions set forth in Section 5.1 and Section 5.2 with respect to the First Tranche are satisfied or waived (other than the satisfaction of those conditions that, by their terms, cannot be satisfied until the First Tranche Closing Date) or such earlier date as the Parties may mutually agree in writing, provided that such date shall be no later than April 30, 2024 unless the Parties mutually so agree in writing.

"First Tranche Closing Time" means 11:59 p.m. (Toronto time) on the First Tranche Closing Date, or such other time as the Parties may mutually agree in writing.

"First Tranche Shares" has the meaning ascribed to such term in the recitals of this Agreement.

"First Tranche Subscription Proceeds" means the aggregate amount to be paid by the Purchaser at the First Tranche Closing in consideration for the subscription by the Purchaser of the First Tranche Shares (issued at the Tranche Share Price), being $41,519,891.45.

"Governmental Authority" means:

(1) any domestic or foreign government, whether national, federal, provincial, state, regional, territorial, municipal or local (whether administrative, legislative, executive or otherwise);

(2) any domestic or foreign agency, authority, ministry, department, regulatory authority, court, central bank, bureau, board or other instrumentality having legislative, judicial, taxing, regulatory, prosecutorial or administrative powers or functions of, or pertaining to, government, including Health Canada and other applicable regulatory authorities with oversight of the Cannabis industry and any business or operations within the Cannabis industry generally;

(3) any court, commission, commissioner, individual, arbitrator, arbitration panel or other body having adjudicative, regulatory, judicial, quasi-judicial, administrative or similar functions, including the Securities Regulators; and/or

(4) the TSX, NASDAQ and any other stock or securities exchange.

"Hazardous Materials" means, collectively, petroleum, petroleum hydrocarbons, petroleum products or petroleum by-products, radioactive materials, asbestos or asbestos-containing materials, gasoline, diesel fuel, pesticides, radon, urea formaldehyde, mould, lead or lead- containing materials, and polychlorinated biphenyls, and any other chemical, material, natural or artificial substance, waste or thing (whether in a solid, gas, liquid, gas, vapour or other form) in any amount or concentration that is: (1) now or hereafter becomes defined as or included in the definition of "hazardous substances", "hazardous materials", "hazardous wastes", "extremely hazardous wastes", "restricted hazardous wastes", "toxic substances", "toxic pollutants", "pollutants", "deleterious substances", "dangerous goods", "corrosive substances", "regulated substances", "solid wastes" or "contaminants" or words of similar import under any Environmental Laws; or (2) otherwise regulated under or for which liability can be imposed under Environmental Laws, or that is capable (alone or in combination) of causing harm to humans or any other living organism, or of damaging the environment or public health or welfare (including controlled, clinical, special or hazardous waste, polluting, toxic or dangerous substances, radiation, noise, vibration, electricity and heat).

"Human Trafficking Laws" means the Modern Slavery Act 2015 (United Kingdom), the Criminal Code of Canada and the Immigration and Refugee Protection Act (Canada) and any other analogous Laws.

"IFRS" means the International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB), interpretations issued by the International Financial Reporting Interpretations Committee, International Accounting Standards issued by the International Accounting Standards Committee and the interpretations issued by the Standing Interpretations Committee.

"Indebtedness" means, with respect to any Person, without duplication: (1) all indebtedness for borrowed money; (2) that portion of obligations with respect to capital leases that is properly classified as a liability on a balance sheet prepared in conformity with IFRS; (3) notes payable and drafts accepted representing extensions of credit whether or not representing obligations for borrowed money; (4) any obligation owed for all or any part of the deferred purchase price of property or services; (5) all indebtedness secured by any Encumbrance on any property or asset owned or held by such Person regardless of whether the indebtedness secured thereby shall have been assumed by such Person or is non-recourse to the credit of such Person; (6) the face amount of any letter of credit or banker's acceptance issued or accepted, as the case may be, for the account of such Person or as to which such Person is otherwise liable for reimbursement of drawings or otherwise; (7) the direct or indirect guarantee, endorsement (otherwise than for collection or deposit in the Ordinary Course), co-making, discounting with recourse or sale with recourse by such Person of the obligation of another Person (or such Person in a different capacity); (8) any obligation of such Person the primary purpose or intent of which is to provide assurance to an obligee that the obligation of the obligor thereof will be paid or discharged, or any Contract relating thereto will be complied with, or the holders thereof will be protected (in whole or in part) against loss in respect thereof; (9) all obligations of such Person in respect of which interest charges are customarily paid; and (10) all net obligations, determined on a marked-to- market-basis, of such Person in respect of any exchange traded or over the counter derivative transaction, whether entered into for hedging or speculative purposes or otherwise.

"Information" means, collectively: (1) know-how (including trade secrets and other unpatented or unpatentable proprietary or Confidential Information, systems or procedures); (2) computer software, inventions, designs and other industrial or intellectual property of any nature whatsoever; (3) any information of a scientific, technical, or business nature; (4) pharmacological, medicinal chemistry, biological, chemical, biochemical, toxicological and clinical test data, analytical and quality control data and stability data; (5) process, horticultural and development information, results and data; (6) research, developmental, and demonstration work; (7) data and data files; and (8) all other information, methods, processes, formulations and formulae. For greater certainty, "Information": (a) may be embodied in or on any media, including hardware, software and/or documentation; (b) includes inventions to the extent such inventions are not included in Intellectual Property Rights; and (c) may include elements of public or non-proprietary information (provided, that the compilation of such public or non-proprietary information with or without other proprietary information results in such compilation being considered as proprietary to the Person compiling such information).

"Intellectual Property" means, collectively, all Intellectual Property Rights and Information.

"Intellectual Property Rights" means, collectively, all intellectual property rights as recognized under the Laws of Canada or any other countries or jurisdictions, including rights in and to Patents, Trademarks, copyrights, industrial designs and other intellectual property, and includes all applications or registrations, including any continuations, continuations in part, reissues, re- examinations, renewals and extensions thereof and amendments thereto, and rights to apply in any or all countries of the world for such registrations and applications, rights to bring a Claim, at law, in equity or otherwise, for any past, present and/or future infringement, violation or misappropriation, rights and privileges arising under Laws, and other industrial or intellectual property rights of the same or similar effect or nature in any jurisdiction relating to the foregoing throughout the world, and all goodwill associated with the foregoing.

"Investment" has the meaning ascribed to such term in the recitals to this Agreement.

"Investor Rights Agreement" means the investor rights agreement dated as of March 10, 2021, between the Purchaser and the Company.

"Jupiter Pool" has the meaning has the meaning ascribed to such term in Section 2.5(2).

"Law" means any and all applicable: (1) foreign or domestic constitution, treaty, law, statute, regulation, code, ordinance, principle of common law or equity, rule, municipal bylaw, Order or other requirement having the force of law; (2) policy, practice, position, protocol, standard, guideline or guidance of any Governmental Authority which, although not necessarily having the force of law, is regarded by such Governmental Authority as requiring compliance as if it had the force of law; and (3) rule of the TSX, NASDAQ and any other stock or securities exchange on which the Company has applied to list its securities or on which its securities are listed and/or traded.

"Leased Real Property" means, collectively all leasehold or sub-leasehold estates and other rights to license, use or occupy any land, buildings, structures, improvements, fixtures or other interests in real property held by the Company or any of its Subsidiaries.

"Losses" has the meaning ascribed to such term in Section 6.2.

"Material Adverse Effect" means any change (including a decision to implement such a change made by the Board or by senior management of the Company who believe that confirmation of the decision of the Board is probable), event, occurrence, violation, inaccuracy, circumstance, development or effect that is, individually or in the aggregate, or would reasonably be expected to be, individually or in the aggregate, materially adverse to the business, assets (including intangible assets), capitalization, liabilities (contingent or otherwise), condition (financial or otherwise) or results of operations of the Company and/or its Subsidiaries, taken as a whole, except any such change, event, occurrence, violation, inaccuracy, circumstance, development or effect resulting from or arising in connection with:

(1) any change, development or condition in or relating to global, national or regional political conditions or in general economic, business, banking, regulatory, currency exchange, interest rate, rates of inflation or market conditions or in national or global financial, debt, commodities or capital markets;

(2) any change in the credit, debt, financial or capital markets, or changes in interest or exchange rates, in each case, in Canada and/or the United States;

(3) any change or proposed change in Laws affecting the Company or any of its Subsidiaries or their customers, or changes, or the adoption, proposal or implementation of changes, in IFRS, or the interpretation of any of the foregoing;

(4) any national or international disasters, calamities, emergencies, the continuation or escalation of the COVID-19 pandemic, or any military conflict, outbreak or escalation of hostilities, declared or undeclared war, or act of foreign or domestic terrorism; or

(5) the execution of this Agreement and the public announcement of the transactions contemplated hereby in compliance with the terms of this Agreement and the other Transaction Agreements; provided, that: (a)  with respect to clauses (1) through (4) above, such matter does not have a materially disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to other comparable Persons operating in the industries and businesses in which the Company and its Subsidiaries operate; and (b) references in this Agreement and the other Transaction Agreements to dollar amounts are not intended to be, and shall not be deemed to be, illustrative for purposes of determining whether a "Material Adverse Effect" has occurred.

"Material Contract" has the meaning ascribed to such term in Section (21)(a)(x) of Schedule A.

"Meeting" means the special meeting of the Company Shareholders to be held for the purpose of considering and approving the Transaction Resolutions, including without limitation, any adjournments or postponements of such meeting.

"MI 61-101" means Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions.

"Misrepresentation" has the meaning ascribed to such term in Securities Laws.

"NASDAQ" means the Nasdaq Global Select Market or any successor thereto.

"NASDAQ Notification" has the meaning ascribed to such term in Section 4.6.

"NI 45-106" means National Instrument 45-106 - Prospectus Exemptions.

"NI 51-102" means National Instrument 51-102 - Continuous Disclosure Obligations.

"NI 52-109" means National Instrument 52-109 - Certification of Disclosure in Issuers' Annual and Interim Filings.

"Notice" has the meaning ascribed to such term in Section 7.9(1).

"OFAC" means the Office of Foreign Assets Control of the Department of Treasury of the United States.

"OHSA" has the meaning ascribed to such term in Section (23)(f) of Schedule A.

"Order" means any order, directive, judgment, decree, injunction, decision, ruling, award or writ of any Governmental Authority.

"Ordinary Course" means, with respect to an action taken by a Person, that such action is consistent with the past practices of such Person and is taken in the ordinary course of normal operations of such Person.

"Owned Real Property" means, collectively, all land, together with all buildings, structures, improvements and fixtures located thereon, and all easements and other rights and interests appurtenant thereto, owned by the Company or any of its Subsidiaries.

"Partially Diluted Ownership Percentage" has the meaning ascribed to such term in the Amended & Restated Investor Rights Agreement.

"Parties" means, collectively, the Purchaser and the Company, and "Party" means any one of them, as context requires.

"Patents" means, collectively, all patents and applications arising or under the Laws of Canada, the United States or any other jurisdiction, country or region, including national and regional patents and applications and international patent applications, including, without limitation: (1) patent applications and issued patents therefor, and equivalent rights under the Patent Act (Canada) and the Patent Act (United States), including (a) utility patents, design patents, originals, provisionals, non-provisionals, divisionals, reissues, renewals, re-examinations, continuations, continuations-in-part, continuing prosecution applications, requests for continuing examinations and extensions, and applications for the foregoing, and (b) patent applications and issued patents for plant patents; (2) applications and issued registrations for plant varietals, including applications and registrations under the Plant Breeders' Rights Act (Canada) and the Plant Variety Protection Act (United States); (3) national and multinational counterparts of such patent and plant varietal applications, and issued patents or registrations applied for or registered in any and/or all countries of the world; (4) all rights to claim priority from and to apply in any and/or all countries of the world for such applications and issued patents or registrations, including all rights provided by multinational treaties or conventions for any of the foregoing; and (5) inventions and plant varietals described in any such applications and issued patents or registrations, including those that are included in any claim, capable of being reduced to a claim or could have been included as a claim in any such pending patent applications and issued patents.

"Permitted Encumbrances" means, collectively, the Encumbrances described in Section 1.1 of the Disclosure Letter under the heading "Permitted Encumbrances", but only to the extent that any such Encumbrance conforms to the description thereof in Section 1.1 of the Disclosure Letter under the heading "Permitted Encumbrances" and has been complied with by the Company and/or its Subsidiaries in all material respects in accordance with the terms thereof.

"Person" means any individual, corporation, partnership, limited partnership, firm, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, Governmental Authority or other entity.

"Personal Data" means any "personal information" (within the meaning of PIPEDA), and any other information relating to an identifiable Person that can be directly or indirectly identified in particular by reference to an identifier.

"PIPEDA" means the Personal Information Protection and Electronic Documents Act (Canada).

"Public Official" means any individual (whether appointed or elected) holding a legislative, administrative, or judicial office, including any individual employed by or acting on behalf of a public agency, a public enterprise (including any officer or employee of a state-owned or state- operated entity) or a public international organisation.

"Publicly Available Software" means, collectively: (1) any software that contains, or is derived in any manner (in whole or in part) from, any software that is distributed as "free software" or "open source software" (e.g., Linux), or pursuant to "open source," "copyleft" or similar licensing and distribution models; and (2) any software that requires as a condition of use, modification and/or distribution of such software that such software or other software incorporated into, derived from, or distributed with such software be (a) disclosed or distributed in source code form, (b) licensed for the purpose of making derivative works or (c) redistributable at no or minimal charge.

"Purchaser" has the meaning ascribed to such term in the preamble to this Agreement.

"Purchaser Board Nominee" means any nominee that is proposed for election as a director to the Board by the Purchaser from time to time as contemplated in the Investor Rights Agreement or the Amended & Restated Investor Rights Agreement, as applicable.

"Purchaser Indemnified Persons" has the meaning ascribed to such term in Section 6.2.

"Qualifying Jurisdictions" means, collectively, all of the provinces and territories of Canada.

"Registered Company Intellectual Property" has the meaning ascribed to such term in Section (26)(b) of Schedule A.

"Regulation S" means Regulation promulgated under the U.S. Securities Act.

"Representative" means, with respect to any Person, such Person's directors, officers, employees, agents, consultants, insurers, financing sources, legal counsel, accountants, advisors and other representatives.

"Sanctioned Country" means a country or territory that is the subject of comprehensive country- wide or territory-wide Sanctions from time to time. As of the date hereof, Sanctioned Country means each of the following: Russia, Belarus, the Crimea region of Ukraine, Cuba, Sudan, Syria, Iran, North Korea, the so-called Donetsk People's Republic and the territory it controls in the Donetsk oblast of Ukraine, the so-called Luhansk People's Republic and the territory it controls in the Luhansk oblast of Ukraine, the area of the Kherson oblast of Ukraine that is illegally occupied by the Russian Federation, and the area of the Zaporizhzhia oblast of Ukraine that is illegally occupied by the Russian Federation.

"Sanctions" means any trade, anti-terrorism, economic or financial sanctions Laws, regulations, embargoes or restrictive measures administered, enacted or enforced from time to time by a Sanctions Authority.

"Sanctions Authority" means: means: (1) the United States; (2) the European Union; (3) the United Kingdom; (4) the United Nations; (5) Canada; and (6) any government and official institution or agency of the foregoing, including OFAC, the US Department of State, Her Majesty's Treasury, Global Affairs Canada, the Minister of Public Safety (Canada) and the Governor in Council (Canada).

"Schedule" means a schedule attached to and forming an integral part of this Agreement.

"SEC" means the U.S. Securities and Exchange Commission and any other U.S. Governmental Authority administering the U.S. Securities Act and the U.S. Exchange Act at the time.

"Second Tranche" means the issue, allotment and delivery of, and payment for, the Second Tranche Shares in accordance with the provisions of this Agreement;

"Second Tranche Closing" means the closing of the Second Tranche.

"Second Tranche Closing Date" means August 30, 2024, or such earlier date as the Parties mutually agree in writing. For certainty, the Second Tranche Closing Date shall not occur prior to the First Tranche Closing Date.

"Second Tranche Closing Time" means 11:59 p.m. (Toronto time) on the Second Tranche Closing Date, or such other time as the Parties may mutually agree in writing.

"Second Tranche Shares" has the meaning ascribed to such term in the recitals of this Agreement.

"Second Tranche Subscription Proceeds" means the aggregate amount to be paid by the Purchaser at the Second Tranche Closing in consideration for the subscription by the Purchaser of the Second Tranche Shares (issued at the Tranche Share Price), being $41,519,891.45.

"Securities Laws" means, collectively, the securities Laws of each of the provinces and territories of Canada, the U.S. Securities Act, the U.S. Exchange Act, and the respective regulations, instruments and rules made thereunder, together with all applicable published policy statements, notices, blanket orders, "no action" letters and rulings of the Securities Regulators, including the applicable rules and requirements of the TSX, NASDAQ, and any stock or securities exchange on which the Company has applied to list its securities or on which its securities are listed and/or traded.

"Securities Regulators" means, collectively, the Canadian Securities Regulators and the SEC.

"SEDAR" means the System for Electronic Document Analysis and Retrieval, and includes SEDAR+.

"Shareholder Approval" means, collectively: (1) the approval by a majority of the votes cast on the Transaction Resolutions by the Company Shareholders at the Meeting, present in person or represented by proxy at the Meeting, voting as a single class, excluding the votes cast by the Company Shareholders required to be excluded pursuant to MI 61-101, (2) the approval by a majority of the votes cast on the Transaction Resolutions by the Company Shareholders at the Meeting, present in person or represented by proxy at the Meeting, excluding the votes cast by the Company Shareholders required to be excluded pursuant to the TSX Company Manual, and (3) the Articles Approval.

"Shares" means all shares in the capital of the Company, including the Common Shares and the Class A Preferred Shares, and any other shares in the capital of the Company authorized and/or issued and outstanding from time to time.

"Subject Shares" means all of the Common Shares owned legally or beneficially, either directly or indirectly, by the Purchaser or its Affiliates or over which the Purchaser or its Affiliates exercise control or direction, either directly or indirectly, and shall further include: (1) Common Shares issued upon the exercise by the Purchaser of any securities convertible into or exercisable for Common Shares; or (2) securities of the Company otherwise acquired by the Purchaser after the date hereof.

"Subsidiaries" has the meaning ascribed to such term in the Act and, with respect to the Company on the date hereof, includes the subsidiaries of the Company set out in Section 3.1(6)(a) of the Disclosure Letter under the heading "Subsidiaries", and "Subsidiary" means any one of them, as the context requires.

"Subscription Class A Preferred Shares" means the Class A Preferred Shares subscribed for by the Purchaser pursuant to this Agreement.

"Subscription Common Shares" means the Common Shares subscribed for by the Purchaser pursuant to this Agreement.

"Subscription Shares" means, as applicable, the Subscription Common Shares and/or the Subscription Class A Preferred Shares issued pursuant to each Closing in accordance with Section 2.4.

"Tax Act" means the Income Tax Act (Canada).

"Tax Returns" means all returns, reports, declarations, elections, notices, filings, forms, statements and other documents (whether in tangible, electronic or other form), including any amendments, schedules, attachments, supplements, appendices and/or exhibits thereto, as applicable, made, prepared, filed or required by a Governmental Authority to be made, prepared or filed by Law in respect of Taxes.

"Taxes" means any and all: (1) taxes, duties, fees, premiums, assessments, imposts, levies, expansion fees and other charges of any kind whatsoever imposed by any Governmental Authority, including all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Authority in respect thereof, and including those levied on, or measured by, or referred to as, income, gross receipts, profits, windfall, royalty, capital, transfer, land transfer, sales, goods and services, harmonized sales, use, value-added, excise, stamp, withholding, business, franchising, property, development, occupancy, employer health, payroll, employment, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, countervail and anti-dumping, all license, franchise and registration fees and all employment insurance, health insurance and other pension plan premiums or contributions imposed by any Governmental Authority; (2) interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Authority on or in respect of amounts of the type described in clause (1) or this clause (2); (3) any liability for the payment of any amounts of the type described in clauses (1) or (2) as a result of being a member of an affiliated, consolidated, combined or unitary group for any period; and (4) any liability for the payment of any amounts of the type described in clauses (1) or (2) as a result of any express or implied obligation to indemnify any other Person or as a result of being a transferee or successor in interest to any Person.

"Terms of Reference" means the Terms of Reference attached as Schedule C to the Amended & Restated Investor Rights Agreement.

"Third Tranche" means the issue, allotment and delivery of, and payment for, the Third Tranche Shares in accordance with the provisions of this Agreement;

"Third Tranche Closing" means the closing of the Third Tranche.

"Third Tranche Closing Date" means February 28, 2025, or such earlier date as the Parties mutually agree in writing. For certainty, the Third Tranche Closing Date shall not occur prior to the First Tranche Closing Date or the Second Tranche Closing Date.

"Third Tranche Closing Time" means 11:59 p.m. (Toronto time) on the Third Tranche Closing Date, or such other time as the Parties may mutually agree in writing.

"Third Tranche Shares" has the meaning ascribed to such term in the recitals of this Agreement.

"Third Tranche Subscription Proceeds" means the aggregate amount to be paid by the Purchaser at the Third Tranche Closing in consideration for the subscription by the Purchaser of the Third Tranche Shares (issued at the Tranche Share Price), being $41,519,891.45.

"Trademarks" means all trade or brand names, business names, trademarks, service marks, certification marks, logos, slogans, corporate names, uniform resource locators, domain names, trading styles, commercial symbols and other source and business identifiers, trade dress, distinguishing guises, tag lines, designs and general intangibles of like nature, whether or not registered or the subject of an application for registration and whether or not registrable and all goodwill associated therewith.

"Tranche Share Price" has the meaning ascribed to such term in the recitals of this Agreement.

"Transaction Agreements" means, collectively, this Agreement, the Amended & Restated Investor Rights Agreement, and all agreements, certificates and other instruments delivered pursuant hereto and thereto.

"Transaction Resolutions" means the resolutions of the Company Shareholders approving the Investment and the transactions contemplated hereby, including the filing of the Articles of Amendment, which is to be considered at the Meeting, and shall be substantially in the form and content of Schedule C hereto.

"TSX" means the Toronto Stock Exchange or any successor thereto.

"TSX Approval" has the meaning ascribed to such term in Section 4.4.

"United States" or "U.S." means the United States of America, its territories and possessions, any state of the United States and the District of Columbia.

"U.S. Exchange Act" means the U.S. Securities Exchange Act of 1934.

"U.S. person" has the meaning ascribed to such term in Rule 902 of Regulation S.

"U.S. Securities Act" means the U.S. Securities Act of 1933.

Section 1.2 Gender and Number.

Any reference in this Agreement to gender includes all genders. Words importing the singular number only include the plural and vice versa.

Section 1.3 Headings, etc.

The provision of a Table of Contents, the division of this Agreement into Articles and Sections, and the insertion of headings, are for convenience of reference only and do not affect the interpretation of this Agreement.

Section 1.4 Currency.

All references in this Agreement to dollars or to $ are expressed in Canadian currency unless otherwise specifically indicated.

Section 1.5 Beneficial Ownership.

For purposes of this Agreement, "beneficial ownership" (and, for clarity, the concept of shares "beneficially owned") shall be calculated in accordance with National Instrument 62-104 - Take-Over Bids and Issuer Bids.

Section 1.6 Certain Phrases, etc.

In this Agreement, unless otherwise specified:

(1) the words "including", "includes" and "include" mean "including (or includes or include) without limitation";

(2) the phrase "the aggregate of", "the total of", "the sum of" or a phrase of similar meaning means "the aggregate (or total or sum), without duplication, of";

(3) the words "Article", "Section", "Schedule" and "Exhibit" followed by a number mean and refer to the specified Article, Section, Schedule or Exhibit of this Agreement; and

(4) in the computation of periods of time from a specified date to a later specified date, the word "from" means "from and including" and the words "to" and "until" each mean "to but excluding".

Section 1.7 Knowledge of the Company.

Where any representation or warranty contained in this Agreement is qualified by reference to the "knowledge of the Company", it refers to the actual knowledge of Beena Goldenberg, Paolo De Luca, Helen Martin, Derrick West, and Nathalie Batten, in each case, without personal liability and after reasonable inquiry.

Section 1.8 Accounting Terms.

All accounting terms not specifically defined in this Agreement are to be interpreted in accordance with IFRS.

Section 1.9 Company Covenants and Agreements.

All covenants or agreements contained in any Transaction Agreement on the part of the Company shall also apply to its Subsidiaries, mutatis mutandis, and each such covenant or agreement shall be construed as a covenant by the Company to cause (to the fullest extent permitted by Law) such Subsidiary to perform or not perform the required action, as applicable, in accordance with the terms of such covenant or agreement, mutatis mutandis.

Section 1.10 Schedules.

The Schedules attached to this Agreement form an integral part of this Agreement for all purposes hereof.

Section 1.11 References to Persons and Agreements.

Any reference in this Agreement to a Person includes its heirs, administrators, executors, legal representatives, successors and permitted assigns, as applicable. Except as otherwise provided in this Agreement, the term "Agreement" and any reference to this Agreement, or to any other agreement, document or other instrument, includes, and is a reference to, this Agreement or such other agreement, document or other instrument, as the same may have been, or may from time to time be, amended, restated, replaced, supplemented or novated, and includes all Schedules hereto.

Section 1.12 Statutes.

Except as otherwise provided in this Agreement, any reference in this Agreement to a statute refers to such statute, and all rules and regulations made thereunder, as the same may have been, or may from time to time be, amended, re-enacted or replaced.

Section 1.13 Non-Business Days.

Whenever payments are to be made, or an action is to be taken, on a day which is not a Business Day, such payment shall be made, or such action shall be taken, on or not later than the next succeeding Business Day.

Section 1.14 No Presumption.

This Agreement is the product of negotiation by the Parties having the assistance of counsel and other advisers. It is the intention of the Parties that neither Party shall be presumed to be the drafter hereof and that this Agreement not be construed more strictly with the regard to one Party than to the other Party.

ARTICLE 2
PURCHASE AND SALE OF SUBSCRIPTION SHARES

Section 2.1 Purchase and Sale of First Tranche Shares.

(1) In reliance upon the representations and warranties of the Company set forth in Schedule A and subject to the terms and conditions of this Agreement, the Purchaser hereby subscribes for and agrees to purchase the First Tranche Shares from the Company on the First Tranche Closing Date, and the Company hereby accepts such subscriptions and agrees to issue the First Tranche Shares from treasury and sell the First Tranche Shares to the Purchaser on such date, for an aggregate subscription price equal to the First Tranche Subscription Proceeds.

(2) Subject to the satisfaction of the terms and conditions of this Agreement, at the First Tranche Closing Time, the Purchaser shall pay, or cause to be paid to the Company, in full satisfaction of the aggregate subscription price for the First Tranche Shares, the First Tranche Subscription Proceeds by wire transfer in immediately available funds to the account specified by the Company in writing to the Purchaser, which may be paid, following consultation with the Company as to its preferred currency, in whole or in part (as the Company and the Purchaser may agree) in United States dollars in an amount based on the Bank of Canada average daily exchange rate on the date prior to the First Tranche Closing Date, by wire transfer in immediately available funds to the account specified by the Company in writing to the Purchaser.

(3) The First Tranche Shares shall be issued free and clear of all Encumbrances, other than Encumbrances under (a) Securities Laws and (b) the Amended & Restated Investor Rights Agreement.

(4) The First Tranche Shares shall be issued contemporaneously with the First Tranche Closing to the Purchaser by way of the direct registration system ("DRS") registered in the name of the Purchaser (or in such other name as the Purchaser shall have notified the Company in writing not less than two (2) Business Days prior to the First Tranche Closing Date).

Section 2.2 Purchase and Sale of Second Tranche Shares.

(1) In reliance upon the representations and warranties of the Company set forth in Schedule A and subject to the terms and conditions of this Agreement, the Purchaser hereby subscribes for and agrees to purchase the Second Tranche Shares from the Company on the Second Tranche Closing Date, and the Company hereby accepts such subscriptions and agrees to issue the Second Tranche Shares from treasury and sell the Second Tranche Shares to the Purchaser on such date, for an aggregate subscription price equal to the Second Tranche Subscription Proceeds.

(2) Subject to the satisfaction of the terms and conditions of this Agreement, at the Second Tranche Closing Time, the Purchaser shall pay, or cause to be paid to the Company, in full satisfaction of the aggregate subscription price for the Second Tranche Shares, the Second Tranche Subscription Proceeds, which may be paid, following consultation with the Company as to its preferred currency, in whole or in part (as the Company and the Purchaser may agree) in United States dollars in an amount based on the Bank of Canada average daily exchange rate on the date prior to the Second Tranche Closing Date, by wire transfer in immediately available funds to the account specified by the Company in writing to the Purchaser.

(3) The Second Tranche Shares shall be issued free and clear of all Encumbrances, other than Encumbrances under (a) Securities Laws and (b) the Amended & Restated Investor Rights Agreement.

(4) The Second Tranche Shares shall be issued contemporaneously with the Second Tranche Closing to the Purchaser by way of the DRS registered in the name of the Purchaser (or in such other name as the Purchaser shall have notified the Company in writing not less than two (2) Business Days prior to the Second Tranche Closing Date).

Section 2.3 Purchase and Sale of Third Tranche Shares.

(1) In reliance upon the representations and warranties of the Company set forth in Schedule A and subject to the terms and conditions of this Agreement, the Purchaser hereby subscribes for and agrees to purchase the Third Tranche Shares from the Company on the Third Tranche Closing Date, and the Company hereby accepts such subscriptions and agrees to issue the Third Tranche Shares from treasury and sell the Third Tranche Shares to the Purchaser on such date, for an aggregate subscription price equal to the Third Tranche Subscription Proceeds.

(2) Subject to the satisfaction of the terms and conditions of this Agreement, at the Third Tranche Closing Time, the Purchaser shall pay, or cause to be paid to the Company, in full satisfaction of the aggregate subscription price for the Third Tranche Shares, the Third Tranche Subscription Proceeds, which may be paid, following consultation with the Company as to its preferred currency, in whole or in part (as the Company and the Purchaser may agree) in United States dollars in an amount based on the Bank of Canada average daily exchange rate on the date prior to the Third Tranche Closing Date, by wire transfer in immediately available funds to the account specified by the Company in writing to the Purchaser.

(3) The Third Tranche Shares shall be issued free and clear of all Encumbrances, other than Encumbrances under (a) Securities Laws and (b) the Amended & Restated Investor Rights Agreement.

(4) The Third Tranche Shares shall be issued contemporaneously with the Third Tranche Closing to the Purchaser by way of the DRS registered in the name of the Purchaser (or in such other name as the Purchaser shall have notified the Company in writing not less than two (2) Business Days prior to the Third Tranche Closing Date).

Section 2.4 Common Share Limitation.

To the extent that after giving effect to the First Tranche Closing, the Second Tranche Closing or the Third Tranche Closing, the aggregate number of Common Shares beneficially owned, or over which control or direction is exercised, directly or indirectly, by the Purchaser or its Affiliates, associates, related parties and any joint actors would exceed 30% of the aggregate number of Common Shares issued and outstanding (the "30% Threshold"), the Company shall issue to the Purchaser (a) the greatest number of Common Shares issuable pursuant to such Closing without exceeding the 30% Threshold, and (b) such number of Class A Preferred Shares as is equal to (i) the aggregate number of Subscription Shares issuable pursuant to such Closing, minus (ii) the number of Common Shares to be issued pursuant to such Closing in accordance with (a) above.

Section 2.5 Use of Proceeds.

(1) Unless otherwise consented to in writing by the Purchaser in advance, the Company shall use one-half of each of the First Tranche Subscription Proceeds and the Second Tranche Subscription Proceeds for general corporate purposes, and one-half of each of the First Tranche Subscription Proceeds and the Second Tranche Subscription Proceeds, and all of the Third Tranche Subscription Proceeds to fund the Jupiter Pool; provided that, in the event that the Jupiter Pool requires additional funding in advance of the Third Tranche Closing and providing such funding shall not cause the Company to be unable to satisfy one or more conditions in Section 5.2 at the First Tranche Closing Time, Second Tranche Closing Time or Third Tranche Closing Time, as applicable, the Company shall use reasonable commercial efforts to reallocate funds to the Jupiter Pool in an amount no greater than the Second Tranche Subscription Proceeds, and an amount from the Third Tranche Subscription Proceeds equal to such reallocated amount shall be made available to the Company for general corporate purposes with the balance of such Third Tranche Subscription Proceeds being used to fund the Jupiter Pool.

(2) At or immediately following each Closing, the Company shall deposit in a segregated bank account of the Company, from the First Tranche Subscription Proceeds, the Second Tranche Subscription Proceeds or Third Tranche Subscription Proceeds (as applicable) the amount determined in accordance with Section 2.5(1) ("Jupiter Pool"). The foregoing restrictions shall cease to apply in the event that, at any time after the three-year anniversary of the Third Tranche Closing Date, the BAT Group Permitted Holders sell, in one or a series of transactions, in aggregate, more than 2/3 of their maximum aggregate number of Shares held, calculated at any time. By way of example, if the BAT Group Permitted Holders initially hold 60 Shares, 2/3 of such number shall be 40 Shares, but if the BAT Group Permitted Holders subsequently acquire an additional 60 Shares, 2/3 of such number shall be 80 Shares.

(3) Unless otherwise consented to in writing by the Purchaser in advance, the Aggregate Subscription Proceeds shall not be used, in whole or in part, for any of the following: (a) the payment of any dividend or other distribution on or in respect of the Shares or any other securities in the capital of the Company; (b) the repurchase, redemption or retraction of Shares or any other securities in the capital of the Company; (c) the payment of bonuses, incentive payments or other similar amounts to directors, officers, members of management, employees or consultants of the Company or any of its Subsidiaries other than in the Ordinary Course; or (d) for any conduct defined as "specified unlawful activity" under 18 USC § 1956(c)(7).

ARTICLE 3
REPRESENTATION AND WARRANTIES

Section 3.1 Representations and Warranties of the Company.

The Company represents and warrants to the Purchaser as set out in Schedule A as of the date hereof and each of the First Tranche Closing Date, the Second Tranche Closing Date, and the Third Tranche Closing Date, and acknowledges that the Purchaser and/or its Affiliates, as applicable, is relying on such representations and warranties in connection with entering into the Transaction Agreements and consummating the transactions contemplated thereby.

Section 3.2 Representations and Warranties of the Purchaser.

The Purchaser represents and warrants to the Company as set out in Schedule B as of the date hereof and each of the First Tranche Closing Date, the Second Tranche Closing Date, and the Third Tranche Closing Date, and acknowledges that the Company and/or its Affiliates, as applicable, is relying on such representations and warranties in connection with entering into the Transaction Agreements and consummating the transactions contemplated thereby.

ARTICLE 4
COVENANTS

Section 4.1 Mutual Covenants Regarding Closing.

Each Party shall take all such actions as are within its power to control, and use commercially reasonable efforts to cause other actions to be taken which are not within its power to control, so as to ensure the satisfaction of each of the conditions and covenants set forth in Section 5.1 and Section 5.2 which are for the benefit of the other Party.

Section 4.2 Shareholder Approval.

(1) As soon as reasonably practicable after the date hereof and no later than February 28, 2024, the Company shall hold the Meeting to obtain the requisite Shareholder Approval of the Transaction Resolutions, in accordance with the Company's constating documents and all applicable Laws. The Company shall, through the Board, recommend in the Circular that the Company Shareholders vote at the Meeting in favour of the Transaction Resolutions and any ancillary matters related thereto.

(2) As soon as reasonably practicable after the date hereof, the Company shall prepare the Circular, together with any other documents required by applicable Laws in connection with the Meeting. The Company shall consult with the Purchaser on the form of the Circular and accept the reasonable comments of the Purchaser.

Section 4.3 Voting and Support.

The Purchaser hereby agrees, from the date hereof until the termination of this Agreement in accordance with its terms, that:

(a) at any meeting of the Company Shareholders called to vote upon the Transaction Resolutions (including the Meeting) or at any adjournment or postponement thereof or in any other circumstance upon which a vote, consent or other approval with respect to the Transaction Resolutions is sought (including by written consent in lieu of a meeting), to vote or to cause to be voted all voting rights attaching to the Subject Shares in favour of: (i) the Transaction Resolutions and (ii) any other matter necessary for the approval of the Transaction Resolutions (including in favour of all related matters reasonably recommended by the Board or management of the Company);

(b) at any meeting of the Company Shareholders called to vote upon the Transaction Resolutions (including the Meeting) or at any adjournment or postponement thereof or in any other circumstance upon which a vote, consent or other approval of all or some of the Company Shareholders is sought (including by written consent in lieu of a meeting), to vote or to cause to be voted all voting rights attaching to the Subject Shares against any action, proposal, transaction or agreement that could reasonably be expected to impede, delay, prevent, interfere with, frustrate or discourage the approval of the Transaction Resolutions;

(c) no later than five (5) Business Days prior to the deadline for the delivery of proxies in respect of the Meeting, to deliver or to cause to be delivered to the Company or its transfer agent, in accordance with the instructions to be set out in the Circular, duly executed proxies or voting instruction forms, as the case may be, voting in favour of the Transaction Resolutions, such proxy or voting instruction forms not to be revoked or withdrawn without the prior written consent of the Company;

(d) until such time as the record date for the Meeting has passed, not to, directly or indirectly (i) sell, transfer, gift, assign, grant a participation interest in, option, pledge, hypothecate, grant a security or voting interest in or otherwise convey or encumber (each, a "Transfer"), or enter into any agreement, option or other arrangement (including any profit sharing arrangement, forward sale or other monetization arrangement) with respect to the Transfer of any of its Subject Shares to any Person; or (ii) agree to take any actions described in the foregoing clause (i); and

(e) except as required pursuant to this Agreement (including to give effect to clauses (a) and (b) above), not to grant or agree to grant any proxy or other right to vote the Subject Shares or enter into any voting trust or pooling agreement or arrangement in respect of the Subject Shares or enter into or subject any of the Subject Shares to any other agreement, arrangement, understanding or commitment, formal or informal, with respect to or relating to the voting or tendering thereof or revoke any proxy granted or required to be granted pursuant to this Agreement.

Section 4.4 Board Nomination Right

Notwithstanding anything in the Amended & Restated Investor Rights Agreement to the contrary, from the First Tranche Closing Date until the Second Tranche Closing Date the  BAT  Group  Permitted  Holders shall  be entitled  to  designate  in accordance with the nomination procedures contained in Section 2.4 of the Amended & Restated Investor Rights Agreement: (a) 30% of the Available Nominees (as defined in the Amended & Restated Investor Rights Agreement), rounding up to the nearest whole member (e.g., 3 of 10), for so long as the Partially Diluted Ownership Percentage of the BAT Group Permitted Holders is at least 25%.

Section 4.5 TSX Approval.

The Company shall promptly file, or cause to be filed, with the TSX all necessary documents and shall make commercially reasonable efforts to take, or cause to be taken, all necessary steps to ensure that the Company has obtained all necessary approvals of the TSX for the conditional approval of the Investment and the conditional listing by the TSX of the Subscription Common Shares (including the Subscription Common Shares underlying the Subscription Class A Preferred Shares, as applicable) (the "TSX Approval").

Section 4.6 NASDAQ Notification.

The Company shall make commercially reasonable efforts to take, or cause to be taken, all necessary steps to notify the NASDAQ in respect of the Company's listing of the Subscription Common Shares on the NASDAQ (including the Subscription Common Shares underlying the Subscription Class A Preferred Shares, as applicable) (the "NASDAQ Notification").

Section 4.7 Competition Act and Other Regulatory Approvals.

Subject to the terms and conditions hereof, each Party shall perform all obligations required to be performed by it under this Agreement, reasonably co-operate with the other parties in connection therewith, and do all such other commercially reasonable acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in this Agreement, including using commercially reasonable efforts to (a) within ten Business Days of the date hereof, file (in the case of the Purchaser) a request for an advance ruling certificate of "no-action letter" pursuant to the Competition Act and file (in the case of each of the Purchaser and the Company) a notification form pursuant to Part IX of the Competition Act, unless the parties mutually agree in writing that such notification forms should not be filed or should be filed at a different time, (b) make such further submissions or provide such further formation that is reasonably necessary to obtain the Competition Act Approval as promptly as practicable, (c) obtain all approvals, consents, registrations, waivers, permits, Authorizations, and Orders from any Governmental Authority reasonably necessary, proper or advisable to consummate the transactions contemplated by this Agreement, and (d) execute and deliver any additional instruments reasonably necessary to consummate the transactions contemplated by this Agreement.  Each Party hereto shall (i) give the other Party prompt notice of the making or commencement of any request, inquiry or Claim by or before any Governmental Authority with respect to the transactions contemplated hereby, (ii) keep the other Party informed as to the status of any such request, inquiry or Claim, and (iii) promptly inform the other Party of (and provide copies of) any communications to or from any Governmental Authority and keep the other Party reasonably informed regarding any substantive communications to or from a third party (including any Governmental Authority), in each case regarding the transactions contemplated by this Agreement to the extent permitted by applicable Laws. Each Party hereto will have the right to review in advance, and each Party will consult and cooperate with the other Party and will consider in good faith the views of the other Party in connection with any filing, analysis, appearance, presentation, memorandum, brief, argument, opinion, proposal or other communication made or submitted to any Governmental Authority in connection with the transactions contemplated by the Transaction Agreements. In addition, except as may be prohibited by any Governmental Authority or by any Law, and subject to competitively sensitive information (which shall be exchanged on an external counsel-only basis), in connection with any such request, inquiry or Claim (including, for greater certainty, the Competition Act Approval), each Party hereto will permit authorized Representatives of the other Party to be present at each meeting or conference relating to such request, inquiry or Claim to the extent commercially reasonable, and have access to and be consulted in connection with any material document, opinion or proposal made or submitted in writing to any Governmental Authority in connection with such request, inquiry or Claim. Notwithstanding anything to the contrary in this Agreement, the Purchaser and its Affiliates are not required to offer or agree to any remedial measures (including, for greater certainty, the divestiture or holding separate of any assets or businesses or any behavioural commitment) in order to obtain or expedite the Competition Act Approval.

Section 4.8 Health Canada Security Clearance.

The Company hereby agrees to use commercially reasonable efforts to assist a Purchaser Board Nominee in obtaining any security clearance required by Health Canada in respect of such Purchaser Board Nominee as promptly as practicable; provided, that such Purchaser Board Nominee executes, delivers and completes all necessary documentation and other steps in order to obtain such security clearance, as applicable.

ARTICLE 5
CLOSING CONDITIONS

Section 5.1 Conditions to Closing in Favour of the Company.

(1) The obligations of the Company to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction at or prior to the First Tranche Closing Time, the Second Tranche Closing Time or the Third Tranche Closing Time, as applicable, of each of the following conditions, which are for the exclusive benefit of, and may be waived in writing by the Company:

(a) the Purchaser shall have performed and complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by it on or prior to the First Tranche Closing, the Second Tranche Closing or the Third Tranche Closing, as applicable;

(b) the representations and warranties of the Purchaser contained in this Agreement shall be true and correct on the date hereof and shall be true and correct in all material respects on each of the First Tranche Closing Date, the Second Tranche Closing Date and the Third Tranche Closing Date, as applicable, as if made on and as at such date (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct in all material respects on and as of such earlier date);

(c) all approvals, consents and Authorizations necessary for the consummation of the transactions contemplated by this Agreement shall have been obtained, including the TSX Approval (which shall be subject only to customary conditions) and the NASDAQ Notification;

(d) the Shareholder Approval shall have been obtained;

(e) the Competition Act Approval shall have been obtained;

(f) the Articles of Amendment shall have been filed with Corporations Canada;

(g) the Purchaser shall have made, or caused to be made, all of the deliveries set out in Section 5.4(2), Section 5.5(2) or Section 5.6(2), as applicable;

(h) no preliminary or permanent Order issued by a Governmental Authority, and no statute, rule, regulation or executive order promulgated or enacted by a Governmental Authority, which restrains, enjoins, prohibits or otherwise makes illegal the consummation of the transactions contemplated by this Agreement shall be in effect;

(i) no material Claim, at law or in equity, shall be pending or threatened by any Person, Governmental Authority or Securities Regulator in connection with the transactions contemplated under this Agreement (including any Claim that would restrain, enjoin or prohibit the consummation of the transactions contemplated by this Agreement); and

(j) no Order having the effect of suspending the issuance or ceasing the trading of any of the Common Shares issued or made by any Governmental Authority, Securities Regulator or stock exchange shall be in effect.

(2) Notwithstanding anything in this Agreement to the contrary, if one or more conditions in this Section 5.1 are unable to be satisfied on or before the First Tranche Closing Time, Second Tranche Closing Time or Third Tranche Closing Time, as applicable, the Parties shall use their commercially reasonable efforts for a period of not less than thirty (30) days  to satisfy such conditions and, if such condition is ultimately satisfied, the Parties shall proceed with the First Tranche Closing, Second Tranche Closing or Third Tranche Closing, as applicable, at the time such condition is satisfied.

Section 5.2 Conditions to Closing in Favour of the Purchaser.

(1) The obligations of the Purchaser to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction at or prior to the First Tranche Closing Time, Second Tranche Closing Time or Third Tranche Closing Time, as applicable, of each of the following conditions, which are for the exclusive benefit of the Purchaser, and may be waived in writing by the Purchaser:

(a) the Company shall have performed and complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by it on or prior to each of the First Tranche Closing Date, the Second Tranche Closing Date or the Third Tranche Closing Date, as applicable;

(b) (i) the Company Fundamental Representations shall be true and correct in all respects on the date hereof and on each of the First Tranche Closing Date, the Second Tranche Closing Date and the Third Tranche Closing Date, in each case, other than de minimis inaccuracies, as applicable, and (ii) all other representations and warranties of the Company contained in this Agreement shall be true and correct on the date hereof and shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Material Adverse Effect, which representations and warranties shall be true and correct in all respects) on each of the First Tranche Closing Date, the Second Tranche Closing Date and the Third Tranche Closing Date, as applicable, as if made on such date (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Material Adverse Effect, which representations and warranties shall be true and correct in all respects) on and as of such earlier date);

(c) all approvals, consents and Authorizations necessary for the consummation of the transactions contemplated by this Agreement shall have been obtained, including the TSX Approval (which shall be subject only to customary conditions) and the NASDAQ Notification;

(d) the consummation of the First Tranche, Second Tranche or Third Tranche, as applicable, is not reasonably expected to result in a BAT Material Adverse Effect;

(e) the Purchaser, acting in good faith and reasonably, has not made a determination that, as a result of the passing of (i) any of the following by a Governmental Authority: a change to or interpretation of a Law or an Order, or (ii), the making of any of the following by a Governmental Authority, material counterparty or material stakeholder of the BAT Parent and/or its Subsidiaries: a policy, decision, position or guidance, the consummation of the First Tranche, Second Tranche or Third Tranche, as applicable, would reasonably expected to cause the BAT Parent and/or its Subsidiaries to suffer losses material in proportion to the  value of the First Tranche, the Second Tranche, or the Third Tranche (as applicable);

(f) the Shareholder Approval shall have been obtained;

(g) the Competition Act Approval shall have been obtained;

(h) the Articles of Amendment shall have been filed with Corporations Canada;

(i) the Company shall have made, or caused to be made, all of the deliveries set out in Section 5.4(3), Section 5.5(3) or Section 5.6(3), as applicable;

(j) no preliminary or permanent Order issued by a Governmental Authority or Securities Regulator, and no statute, rule, regulation or executive order promulgated or enacted by a Governmental Authority or Securities Regulator, which restrains, enjoins, prohibits or otherwise makes illegal the consummation of the transactions contemplated by this Agreement shall be in effect;

(k) no material Claim, at law or in equity, shall be pending or threatened by any Person, Governmental Authority or Securities Regulator in connection with the transactions contemplated under this Agreement (including any Claim that would restrain, enjoin or prohibit the consummation of the transactions contemplated by this Agreement); and

(l) no Order having the effect of suspending the issuance or ceasing the trading of any of the Common Shares issued or made by any Governmental Authority, Securities Regulator or stock exchange shall be in effect.

(2) Notwithstanding anything in this Agreement to the contrary, if one or more conditions in this Section 5.2 are unable to be satisfied on or before the First Tranche Closing Time, Second Tranche Closing Time or Third Tranche Closing Time, as applicable, the Parties shall use their commercially reasonable efforts for a period of not less than thirty (30) days  to satisfy such conditions (or, in the case of the condition in Section 5.2(1)(e), to address such matters of concern such that the condition may be satisfied) and, if such condition is ultimately satisfied, the Parties shall proceed with the First Tranche Closing, Second Tranche Closing or Third Tranche Closing, as applicable, at the time such condition is satisfied.

Section 5.3 Frustration of Closing Conditions.

Neither Party may rely on the failure of any condition set forth in Section 5.1 and Section 5.2 as a basis to not consummate the First Tranche Closing, the Second Tranche Closing or the Third Tranche Closing, as applicable, if such failure was caused by such Party's material breach of any covenant, agreement, representation or warranty contained in this Agreement so as to cause any condition set forth in Section 5.1 and Section 5.2 not to be satisfied.

Section 5.4 First Tranche Closing.

(1) The First Tranche Closing will take place electronically, or at such location or in such other manner as the Company and the Purchaser may agree, at the First Tranche Closing Time.

(2) At the First Tranche Closing, the Purchaser shall deliver, or cause to be delivered, to the Company:

(a) Proceeds - the First Tranche Subscription Proceeds in accordance with Section 2.1(2);

(b) Certificate of Status - a certificate of status or equivalent for the Purchaser dated no earlier than one Business Day prior to the First Tranche Closing Date;

(c) Bring Down Certificate - a certificate from a duly authorized officer of the Purchaser certifying that the conditions set forth in Section 5.2(1)(a), Section 5.2(1)(b) and Section 5.2(1)(d) and have been satisfied; and

(d) Transaction Agreements - the other Transaction Agreements executed by the Purchaser and/or its applicable Affiliates, as applicable.

(3) At the First Tranche Closing, the Company shall deliver, or cause to be delivered, to the Purchaser:

(a) Certificate of Status - a certificate of status or equivalent for the Company and each of the Company's Subsidiaries dated no earlier than one Business Day prior to the First Tranche Closing Date;

(b) Bring Down Certificate - a certificate from a duly authorized officer of the Company certifying that the conditions set forth in Section 5.2(1)(a) and Section 5.2(1)(b) have been satisfied;

(c) Transaction Agreements - the other Transaction Agreements executed by the Company and/or its applicable Affiliates, as applicable;

(d) Shareholder Approval - evidence satisfactory to the Purchaser, acting reasonably, that the Company Shareholders have approved the Transaction Resolutions for the purposes of all applicable Laws;

(e) DRS Statements - the DRS statements representing the Subscription Shares registered in accordance with Section 2.1(4) against payment by the Purchaser of the First Tranche Subscription Proceeds payable pursuant to Section 2.1(2);

(f) Transfer Agent Certificate - a certificate from TSX Trust Company, the Company's transfer agent, confirming the issued and outstanding Shares as at the close of business on the Business Day immediately prior to the First Tranche Closing Date;

(g) Third Party Consents, etc. - copies of the consents, waivers, approvals, notices and Authorizations set out in Section 3.1(10)(a) of the Disclosure Letter; and

(h) Legal Opinions - opinions from counsel to the Company as to certain corporate Law, Securities Law and Cannabis Law matters, in a form satisfactory to the Purchaser, acting reasonably.

Section 5.5 Second Tranche Closing.

(1) The Second Tranche Closing will take place electronically, or at such location or in such other manner as the Company and the Purchaser may agree, at the Second Tranche Closing Time.

(2) At the Second Tranche Closing, the Purchaser shall deliver, or cause to be delivered, to the Company:

(a) Proceeds - the Second Tranche Subscription Proceeds in accordance with Section 2.2(2);

(b) Certificate of Status - a certificate of status or equivalent for the Purchaser dated no earlier than one Business Day prior to the Second Tranche Closing Date; and

(c) Bring Down Certificate - a certificate from a duly authorized officer of the Purchaser certifying that the conditions set forth in Section 5.2(1)(a), Section 5.2(1)(b) and Section 5.2(1)(d);

(3) At the Second Tranche Closing, the Company shall deliver, or cause to be delivered, to the Purchaser:

(a) Certificate of Status - a certificate of status or equivalent for the Company and each of the Company's Subsidiaries dated no earlier than one Business Day prior to the Second Tranche Closing Date;

(b) Bring Down Certificate - a certificate from a duly authorized officer of the Company certifying that the conditions set forth in Section 5.2(1)(a) and Section 5.2(1)(b) have been satisfied;

(c) DRS Statements - the DRS statements representing the Subscription Shares registered in accordance with Section 2.2(4) against payment by the Purchaser of the Second Tranche Subscription Proceeds payable pursuant to Section 2.2(2);

(d) Transfer Agent Certificate - a certificate from TSX Trust Company, the Company's transfer agent, confirming the issued and outstanding Shares as at the close of business on the Business Day immediately prior to the Second Tranche Closing Date;

(e) Third Party Consents, etc. - copies of the consents, waivers, approvals, notices and Authorizations set out in Section 3.1(10)(a) of the Disclosure Letter; and

(f) Legal Opinions - opinions from counsel to the Company as to certain corporate Law, Securities Law and Cannabis Law matters, in a form satisfactory to the Purchaser, acting reasonably.

Section 5.6 Third Tranche Closing.

(1) The Third Tranche Closing will take place electronically, or at such location or in such other manner as the Company and the Purchaser may agree, at the Third Tranche Closing Time.

(2) At the Third Tranche Closing, the Purchaser shall deliver, or cause to be delivered, to the Company:

(a) Proceeds - the Third Tranche Subscription Proceeds in accordance with Section 2.3(2);

(b) Certificate of Status - a certificate of status or equivalent for the Purchaser dated no earlier than one Business Day prior to the Third Tranche Closing Date; and

(c) Bring Down Certificate - a certificate from a duly authorized officer of the Purchaser certifying that the conditions set forth in Section 5.2(1)(a), Section 5.2(1)(b) and Section 5.2(1)(d) have been satisfied.

(3) At the Third Tranche Closing, the Company shall deliver, or cause to be delivered, to the Purchaser:

(a) Certificate of Status - a certificate of status or equivalent for the Company and each of the Company's Subsidiaries dated no earlier than one Business Day prior to the Third Tranche Closing Date;

(b) Bring Down Certificate - a certificate from a duly authorized officer of the Company certifying that the conditions set forth in Section 5.2(1)(a) and Section 5.2(1)(b) have been satisfied;

(c) DRS Statements - the DRS statements representing the Subscription Shares registered in accordance with Section 2.3(4) against payment by the Purchaser of the Third Tranche Subscription Proceeds payable pursuant to Section 2.3(2);

(d) Transfer Agent Certificate - a certificate from TSX Trust Company, the Company's transfer agent, confirming the issued and outstanding Shares as at the close of business on the Business Day immediately prior to the Third Tranche Closing Date;

(e) Third Party Consents, etc. - copies of the consents, waivers, approvals, notices and Authorizations set out in Section 3.1(10)(a) of the Disclosure Letter; and

(f) Legal Opinions - opinions from counsel to the Company as to certain corporate Law, Securities Law and Cannabis Law matters, in a form satisfactory to the Purchaser, acting reasonably.

Section 5.7 Updates to Disclosure Letter

(1) The Company shall be permitted to modify or supplement the Disclosure Letter to further qualify its representations and warranties pursuant to Section 3.1 at each of the First Tranche Closing, the Second Tranche Closing, and the Third Tranche Closing, as applicable, but only to the extent:

(a) that, in the absence of such supplement(s) or modification(s), the conditions in Section 5.2(1)(a) and Section 5.2(1)(b) would nonetheless be satisfied as of the First Tranche Closing Date, the Second Tranche Closing Date, or the Third Tranche Closing Date, as applicable;

(b) such supplement(s) or modification(s) result from changes arising in the Ordinary Course; or

(c) the anticipated breach of the conditions in Section 5.2(1)(a) and Section 5.2(1)(b) disclosed in such supplement(s) or modification(s) was waived in writing by the Purchaser.

ARTICLE 6
SURVIVAL AND INDEMNIFICATION

Section 6.1 Survival of Representations and Warranties.

The representations, warranties and covenants contained in this Agreement and in all certificates and documents delivered pursuant to or contemplated by this Agreement shall survive each Closing, and shall terminate at the expiration of eighteen (18) months following the Third Tranche Closing Date; provided, however, that: (i) the Company Fundamental Representations shall survive indefinitely; (ii) the representations and warranties contained in Section (28) of Schedule A shall survive until sixty (60) days after the date on which the latest applicable limitation period under Law expires with respect to any taxation year that is relevant in determining any liability with respect to those Tax matters.

Section 6.2 Indemnification.

The Purchaser and its Affiliates are relying on the representations and warranties, certificates and covenants contained herein to make the Investment contemplated under this Agreement and, subject to the other provisions of this Section 6.2, the Company agrees, as the Purchaser's sole and exclusive remedy (except as otherwise contemplated in this Section 6.2), to indemnify the Purchaser and its Affiliates, and their respective directors, officers, employees, agents and other representatives (collectively, the "Purchaser Indemnified Persons"), against all losses, claims, costs, expenses, damages or liabilities (collectively, "Losses") which any of them may suffer or incur, directly or indirectly, as a result of or arising from a breach of any such representations, warranties, certifications and covenants; provided, that the aggregate liability of the Company for indemnification pursuant to this Section 6.2 shall in no event exceed the Aggregate Subscription Proceeds. Notwithstanding anything contained in this Section 6.2 or any other provision of this Agreement, the foregoing limitation shall not apply to, and the indemnification contemplated in this Section 6.2 shall not be the sole and exclusive remedy of the Purchaser Indemnified Persons in respect of, any Losses suffered or incurred by any of them as a result of or arising out of the Company's fraud, intentional misrepresentation or willful breach. The calculation of "Losses" and the indemnification provided under this Section 6.2 shall take account of and reflect (to the extent applicable and without restriction): (1) any Losses suffered or incurred directly by the Purchaser Indemnified Persons; and (2) any Losses suffered or incurred indirectly by the Purchaser Indemnified Persons taking into account the ownership interest held by the Purchaser and/or its Affiliates in the Company, including as a result of the indemnification payment being made and consequent diminution in value of the Company.

ARTICLE 7
GENERAL PROVISIONS

Section 7.1 Term

This Agreement shall be effective from the date hereof and shall terminate (i) automatically on the Third Tranche Closing or (ii) pursuant to Section 7.2, whichever is earlier.

Section 7.2 Termination

This Agreement may be terminated prior the Third Tranche Closing Date by:

(a) the mutual written agreement of the Parties;

(b) the Company if the conditions in Section 5.1 cannot be satisfied on or before the First Tranche Closing Date, the Second Tranche Closing Date, or the Third Tranche Closing Date, as applicable; provided, that if such conditions are unable to be satisfied on or before such date, the Parties shall have thirty (30) days to cure the inability to satisfy such conditions and shall use their commercially reasonable efforts to satisfy such conditions within such period, and that such termination right may not be exercised by the Company if the failure to satisfy such conditions was caused by the Company's material breach of any covenant, agreement, representation or warranty contained in this Agreement; or

(c) the Purchaser if the conditions in Section 5.2 cannot be satisfied on or before the First Tranche Closing Date, the Second Tranche Closing Date, or the Third Tranche Closing Date, as applicable; provided, that if such conditions are unable to be satisfied on or before such date, the Parties shall have thirty (30) days to cure the inability to satisfy such conditions and shall use their commercially reasonable efforts to satisfy such conditions (or, in the case of the condition in Section 5.2(1)(e), to address such matters of concern such that the condition may be satisfied) within such period, and that such termination right may not be exercised by the Purchaser if the failure to satisfy such conditions was caused by the Purchaser's material breach of any covenant, agreement, representation or warranty contained in this Agreement.

Section 7.3 Termination Fee

If the Purchaser terminates this Agreement pursuant to Section 7.2(c) as a result of the condition in Section 5.2(1)(e) not being satisfied on or before the First Tranche Closing Date, the Second Tranche Closing Date, or the Third Tranche Closing Date, as applicable, prior to or concurrently with the occurrence of such termination, the Purchaser shall (i) pay to, or as directed by, the Company an amount of cash equal to 100% of the First Tranche Subscription Proceeds, 75% of the Second Tranche Subscription Proceeds, or 50% of the Third Tranche Subscription Proceeds (as applicable based on which of the First Tranche Closing, the Second Tranche Closing, or the Third Tranche Closing is next to occur) by wire transfer of immediately available funds or (ii) if the failure to satisfy the condition in Section 5.2(1)(e) relates to payment processing matters and which also prohibits the Purchaser from making the payment referenced in (i) of this Section 7.3, and provided further that the Parties, acting reasonably and in good faith, were unable to find alternative methods to transfer funds to the Company, surrender to the Company such number of Common Shares as corresponds to the full amount of the unfunded Aggregate Subscription Proceeds divided by the Tranche Subscription Price. The payment of cash or surrender of Common Shares pursuant to this Section 7.3, as applicable, shall constitute liquidated damages in consideration for the loss of the Company's rights under this Agreement. For greater certainty, any payment of liquidated damages pursuant to this Section 7.3 shall be retained and allocated by the Company in its sole discretion and shall not be subject to any of the restrictions set out in Section 2.5.

Section 7.4 Effect of Termination

Subject to the payment of the amounts set out in Section 7.3, if applicable, upon termination, this Agreement shall become void and of no further force or effect without liability of either Party (or any shareholder, director, officer, employee, agent, consultant or representative of such Party) to the other Party to this Agreement. Notwithstanding the foregoing, Section 2.4, Section 2.5, Article 6 (in accordance with its terms) and Article 7 (other than Section 7.5) shall survive termination of this Agreement.

Section 7.5 Security Issuances

The Company covenants and agrees that from the date hereof, it shall not issue or obligate itself to issue any securities, including Shares, except (1) (a) with the prior written consent of the Purchaser, (b) as permitted under the Equity Incentive Plans, (c) as expressly contemplated by this Agreement or pursuant to the Purchaser's top-up and pre-emptive rights under the Amended & Restated Investor Rights Agreement, or (d) at a price that is at or above the Tranche Share Price, and (2) initially up to 15,756,648 Shares (based on estimated pro forma shareholdings that would result in the Purchaser owning at least 40% of the Shares outstanding if the First Tranche, the Second Tranche, and the Third Tranche were completed) at any price, but subject to increase as agreed to by both Parties acting reasonably, if the number of Shares outstanding increases over time.

Section 7.6 Force Majeure

(1) No Party shall be liable or responsible to the other Party, or be deemed to have defaulted under or breached this Agreement, for any failure or delay in fulfilling or performing any term of this Agreement, when and to the extent such failure or delay is caused by or results from acts beyond the impacted Party's ("Impacted Party") reasonable control, including, without limitation, the following force majeure events ("Force Majeure Event(s)"): (a) acts of God; (b) flood, fire, earthquake, tsunami, epidemics, pandemics, or explosion; (c) war, invasion, hostilities (whether war is declared or not), terrorist threats or acts, riot, or other civil unrest; (d) government order or law; (e) actions, embargoes, or blockades in effect on or after the date of this Agreement; and (h) telecommunication breakdowns, or power outages or shortages.

(2) The Impacted Party shall give notice within 10 days of the Force Majeure Event to the other party, stating the period of time the occurrence is expected to continue. The Impacted Party shall use diligent efforts to end the failure or delay and ensure the effects of such Force Majeure Event are minimized. The Impacted Party shall resume the performance of its obligations as soon as reasonably practicable after the removal of the cause.

Section 7.7 No Obligation to Finance.

Other than the obligation to fund the First Tranche Subscription Proceeds, the Second Tranche Subscription Proceeds and the Third Tranche Subscription Proceeds in accordance with Article 2, neither the Purchaser nor any of its Affiliates shall have any obligation to provide any further financing to the Company, its Subsidiaries or any of its or their respective Affiliates, or otherwise to guarantee the fulfillment of any of their respective obligations to any other Person.

Section 7.8 Governing Law and Jurisdiction.

This Agreement shall be governed by, and construed and interpreted in accordance with, the Laws of the Province of Ontario and the federal Laws of Canada applicable therein, without regard to conflict of Laws principles. Each Party irrevocably attorns and submits to the exclusive jurisdiction of the Ontario courts situated in the City of Toronto (and appellate courts therefrom), and waives objection to the venue of any proceeding in such court or that such court provides an inappropriate forum.

Section 7.9 Notices.

(1) Any notice, direction or other communication given regarding the matters contemplated by this Agreement (each, a "Notice") must be in writing, sent by personal delivery, courier or email, and addressed:

(a) to the Company, at:

Organigram Holdings Inc.
145 King Street West

Suite #1400

Toronto, ON, M5H 1J8

Attention:    Beena Goldenberg, Chief Executive Officer
Email:         [*]

with a copy (which shall not constitute notice) to:

Goodmans LLP
Bay Adelaide Centre - West Tower
333 Bay Street, Suite 3400
Toronto, ON M5H 2S7

Attention: Neill May and David Coll-Black
Email: [*]

(b) to the Purchaser, at:

Reynolds
401 North Main Street
Winston-Salem NC 27101
USA

Attention: Anthony Petitt
Email: [*]

with a copy (which shall not constitute notice) to:

Jones Day
250 Vesey Street
New York, New York 10281
United States

Attention: Randi C. Lesnick and Bradley C. Brasser
Email: [*]

Stikeman Elliott LLP
5300 Commerce Court West
199 Bay Street
Toronto, Ontario M5L 1B9

Attention: Evan Marcus and Colin Burn
Email: [*]

(2) A Notice is deemed to be given and received on the date of delivery if it is a Business Day and the delivery was made prior to 4:00 p.m. (local time in place of receipt), and otherwise on the next Business Day. A Party may change its address for service from time to time by providing a Notice in accordance with the foregoing. Any subsequent Notice must be sent to the Party at its changed address. Any element of a Party's address that is not specifically changed in a Notice will be assumed not to be changed.

Section 7.10 Time of the Essence.

Time is of the essence in this Agreement.

Section 7.11 Expenses.

Each Party will pay for its own costs and expenses incurred in connection with this Agreement and the other Transaction Agreements, and the transactions contemplated hereby and thereby. Notwithstanding the foregoing, the Company shall pay all governmental filing fees incurred in connection with the Competition Act Approval and, subject to the First Tranche Closing occurring, [*] of the fees and expenses of the Purchaser's primary Canadian legal counsel, such amount to be retained by the Purchaser from the First Tranche Subscription Proceeds. Fees and expenses referred to in this Section 7.11 are those which are incurred in connection with the negotiation, preparation, execution and performance of this Agreement and the other Transaction Agreements, and the transactions contemplated hereby and thereby, including the fees and expenses of legal counsel, accountants and other advisors.

Section 7.12 Severability.

If any provision of this Agreement is determined to be illegal, invalid or unenforceable by an arbitrator or any court of competent jurisdiction, that provision will be severed from this Agreement, and the remaining provisions will remain in full force and effect. Upon any such determination, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the greatest extent possible.

Section 7.13 Entire Agreement.

This Agreement and the other Transaction Agreements constitute the entire agreement among the Parties and their respective Affiliates with respect to the transactions contemplated hereby and thereby, and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties and their respective Affiliates with respect to such transactions. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, among the Parties in connection with the subject matter of this Agreement and the other Transaction Agreements, except as specifically set forth herein and therein. The Parties have not relied and are not relying on any other information, discussion or understanding in entering into and completing the transactions contemplated by this Agreement and the other Transaction Agreements.

Section 7.14 Successors and Assigns.

(1) This Agreement becomes effective only when executed by the Parties. After that time, it is binding on and enures to the benefit of the Parties and their respective successors and permitted assigns, as applicable.

(2) Neither this Agreement, nor any of the rights or obligations hereunder, may be assigned or transferred, in whole or in part, by the Company without the prior written consent of the Purchaser. The Purchaser may assign this Agreement, or any of its rights and/or obligations hereunder, to any of its Affiliates; provided, that the Purchaser shall remain responsible for the covenants, agreements and obligations of the Purchaser under this Agreement notwithstanding any such assignment.

Section 7.15 Third Party Beneficiaries.

Except as expressly provided in this Agreement, the Parties intend that: (1) this Agreement will not benefit or create any right or cause of action in favour of any Person other than the Parties; and (2) no Person other than the Parties shall be entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum. The Parties reserve their right to vary or rescind the rights granted by or under this Agreement to any Person that is not a Party, at any time and in any way whatsoever, without notice to or consent of that Person.

Section 7.16 Amendments.

This Agreement may only be amended, supplemented or otherwise modified by written agreement signed by both Parties.

Section 7.17 Waiver.

No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the Party to be bound by the waiver. A Party's failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right.

Section 7.18 Further Assurances.

Each Party shall promptly do, make, execute, deliver, or cause to be done, made, executed or delivered, all such further acts, documents and things as the other Party may reasonably require from time to time for the purpose of giving effect to this Agreement and the other Transaction Agreements, and the transactions contemplated hereby and thereby, and shall use commercially reasonable efforts, and take all such steps as may be reasonably within its power, to implement to their full extent the provisions of this Agreement and the other Transaction Agreements in accordance with the terms hereof and thereof.

Section 7.19 Public Notices and Press Releases.

The Company agrees to cooperate in the preparation of presentations, if any, to the Purchaser's Affiliates regarding the transactions contemplated by this Agreement. Neither Party shall: (1) issue any press release or otherwise make public announcements with respect to this Agreement or the other Transaction Agreements, or the transactions contemplated hereby or thereby, without the prior written consent of the other Party (which consent shall not be unreasonably withheld or delayed); or (2) make any regulatory filing with any Governmental Authority with respect thereto without prior consultation with the other Party; provided, that, the Parties' obligations under this Section 7.19 shall be subject to each Party's overriding obligation to make any disclosure or regulatory filing required under Laws, and the Party making such requisite disclosure or regulatory filing shall use all commercially reasonable efforts to give prior oral and written notice to the other Party and a reasonable opportunity to review and comment on the requisite disclosure or regulatory filing before it is made.

Section 7.20 Counterparts.

This Agreement may be executed (including by electronic means) in any number of counterparts, each of which (including any electronic transmission of an executed signature page), is deemed to be an original, and such counterparts together constitute one and the same instrument.

[Signature page follows.]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed on the date first written above.

ORGANIGRAM HOLDINGS INC.

By:	/s/ Beena Goldenberg
Name: Beena Goldberg
Title: Chief Executive Officer

BT DE INVESTMENTS INC.

By:	/s/ Valerie Solomon
Name: Valerie Solomon
Title: Authorized Signatory

Schedule A
Representations and Warranties of the Company

(1) Incorporation and Organizational Matters. The Company and each of the Subsidiaries has been duly incorporated or otherwise organized and is validly existing as a corporation under the Laws of the jurisdiction in which it was incorporated, or otherwise organized, as the case may be, and no steps or proceedings have been taken by any Person, voluntary or otherwise, requiring or authorizing the dissolution or winding up of the Company or any of the Subsidiaries.

(2) Corporate Authorization, Qualification and Power.

(a) The Company has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform under this Agreement and each of the Transaction Agreements to which it is or will be a party and to consummate the transactions contemplated hereby and thereby.

(b) The Company and each of the Subsidiaries is duly qualified to carry on its business in each jurisdiction in which the conduct of its business or the ownership, leasing or operation of its property and assets requires such qualification (except where any failure would not have a Material Adverse Effect) and has all requisite corporate power and authority to conduct its business and to own, lease and operate its properties and assets and, if applicable, to execute, deliver and perform its obligations under the Transaction Agreements.

(c) Each of the Company's Subsidiaries has all requisite corporate power and authority to execute, deliver and perform under each of the Transaction Agreements to which it is or will be a party and to consummate the transactions contemplated thereby.

(3) Execution and Binding Obligation.

(a) This Agreement has been duly authorized, executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject to Bankruptcy Laws, and will not violate or conflict with the constating documents of the Company or the terms of any restriction or Contract to which the Company is subject.

(b) Each of the Transaction Agreements has been or will be duly authorized, executed and delivered by the Company and each of the Subsidiaries that is or will be a party thereto and constitutes (or shall when executed, constitute) a legal, valid and binding obligation of the Company and each of its Subsidiaries, as applicable, enforceable against each of them in accordance with its terms, subject to Bankruptcy Laws, and will not violate or conflict with the constating documents of the Company and each of the Subsidiaries or the terms of any material restriction or material Contract to which the Company or any Subsidiary is subject.

(4) Authorized and Issued Capital.

(a) The authorized share capital of the Company is as set out in Section 3.1(4)(a) of the Disclosure Letter. Section 3.1(4)(a) of the Disclosure Letter sets out, as of the date hereof, the number of issued and outstanding: (i) Shares; and (ii) (A) Company Warrants, (B) Company Options, (C) Company RSUs, (D) Company DSUs and (E) Company PSUs, in each case, setting forth the number of Shares subject to each such Company Option, Company Warrant, Company RSU, Company PSU and Company DSU. Except as disclosed in Section 3.1(4)(a) of the Disclosure Letter, the Company has no other outstanding agreement, subscription, warrant, option, right or commitment or other right or privilege (whether by law, pre-emptive or contractual), nor has it granted any right or privilege capable of becoming an agreement, subscription, warrant, option, right or commitment, obligating it to issue or sell any Shares or other equity or voting securities, including any security or obligation of any kind convertible in to exchangeable or exercisable for any Shares or other equity or voting security of the Company or any of its Subsidiaries.

(b) There are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any Shares.

(c) Each (i) Company Option, Company RSU, Company PSU and Company DSU was granted in compliance with all Laws and all the terms and conditions of the Equity Incentive Plans pursuant to which it was issued, (ii) Company Option has an exercise or reference price per Common Share equal to or greater than the fair market value of a Common Share on the date of such grant, (iii) Company Option, Company RSU, Company PSU and Company DSU has a grant date identical to the date on which the Board actually awarded such Company Option, and (iv) Company Option qualifies for the Tax and accounting treatment afforded to such Company Option in the Company's Tax Returns.

(d) All outstanding Shares and other securities of the Company have been issued in compliance with all Laws, including Securities Laws.

(5) No Bankruptcy. No Bankruptcy Event has occurred with respect to the Company or any of its Subsidiaries. The Company and its Subsidiaries has or will have at the relevant time sufficient working capital to satisfy its obligations under this Agreement and has sufficient capital to satisfy the "going concern" test under IFRS, and the Company has sufficient funds on hand to cover any forecasted adjusted free cash flow losses, for the six (6) months following the First Tranche Closing, the Second Tranche Closing, or the Third Tranche Closing, as applicable.

(6) Organizational Structure and Ownership of Subsidiaries.

(a) Section 3.1(6)(a) of the Disclosure Letter sets forth: (i) each of the Company's Subsidiaries; (ii) whether or not each such Subsidiary is a wholly-owned Subsidiary; (iii) the jurisdiction of organization of each Subsidiary (and, if different, its jurisdiction of Tax residence); (iv) the holders of the equity interests in each Subsidiary; (v) for each non-wholly owned Subsidiary, (A) the percentage of the Company's ownership interest, direct or indirect, and the number and type of shares or other securities owned by the Company, directly or indirectly, in each such Subsidiary, and (B) the percentage of such other Person or Persons' ownership interest and the number and type of shares or other securities owned by such other Person or Persons in each such Subsidiary and the name of such other Person or Persons.

(b) Section 3.1(6)(b) of the Disclosure Letter sets forth the Company's or its Subsidiaries' shares, equity interest or other direct or indirect ownership interest in any Person that is not a Subsidiary of the Company.

(c) All of the outstanding Shares or other securities of the Company (including, for the avoidance of doubt, the Common Shares and, upon and following the First Tranche Closing, the Class A Preferred Shares), have been duly authorized and are validly issued, fully paid and non-assessable and free and clear of any Encumbrance. Upon the issuance of any Shares in accordance with the terms of the Equity Incentive Plans in effect on the date of this Agreement or as otherwise expressly permitted by this Agreement, such Shares will be duly authorized, validly issued, fully paid and non-assessable and free and clear of any Encumbrance. Each of the outstanding shares or other securities of each of the Company's Subsidiaries is duly authorized, validly issued, fully paid and non-assessable and owned by the Company or by a wholly-owned Subsidiary of the Company, free and clear of any Encumbrance other than Permitted Encumbrances.

(d) Except as disclosed in Section 3.1(6)(d) of the Disclosure Letter, neither the Company nor any of its Subsidiaries has any other outstanding Contract, subscription, warrant, option, right or commitment, or other right or privilege (whether by law, pre-emptive or contractual), nor has it granted any right or privilege capable of becoming a Contract, subscription, warrant, option, right or commitment, obligating it to issue or sell any Shares or other equity or voting securities of the Company or any of the Company's Subsidiaries, including any security or obligation of any kind convertible into or exchangeable or exercisable for any Shares or other equity or voting security of the Company or any of its Subsidiaries.

(7) Shareholders' and Similar Agreements. Neither the Company nor any of its Subsidiaries is subject to, or affected by, any unanimous shareholders agreement involving a Person other than the Company or any of its Subsidiaries and is not a party to any shareholder, pooling, voting, or other similar arrangement or agreement (other than, prior to the First Tranche Closing, the Investor Rights Agreement and following the First Tranche Closing, the Amended & Restated Investor Rights Agreement) relating to the ownership or voting of any of the securities of the Company or of any of its Subsidiaries other than as between the Company and any of its Subsidiaries or pursuant to which any Person other than the Company or any of its Subsidiaries may have any right or claim in connection with any existing or past equity interest in the Company or in any of its Subsidiaries.

(8) No Prospectus.

(a) Assuming the accuracy of the representations of the Purchaser in Schedule B, the offer and sale of the Subscription Shares pursuant to this Agreement is exempt from the prospectus delivery requirements of Securities Laws and no registration of the Subscription Shares under the U.S. Securities Act is required in connection with the offer and sale of the Subscription Shares in the manner contemplated by this Agreement.

(b) The Company has complied in all respects with the requirements of all Laws in relation to the issue of the Subscription Shares, and, forthwith after each Closing, the Company shall file such forms and documents as may be required under Securities Laws, including a Form 45-106F1 as prescribed by NI 45-106, if applicable.

(9) Subscription Shares Issued as Fully Paid.

(a) The Subscription Common Shares have been duly authorized, created and reserved for issuance and, when issued, delivered and paid for in full, will be validly issued and fully paid Common Shares free and clear of all Encumbrances.

(b) Upon and following the First Tranche Closing, the Subscription Class A Preferred Shares have been duly authorized, created and reserved for issuance and, if and when issued, delivered and paid for in full, will be validly issued and fully paid Class A Preferred Shares free and clear of all Encumbrances.

(10) Consents, etc.

(a) No material consent, waiver, approval, notice or Authorization of, filing with, or notification to, any Governmental Authority or any other Person, as applicable, is required for the execution, delivery and performance by the Company or any of its Subsidiaries of the Transaction Agreements or for the consummation of the transactions contemplated thereby, except as set out in Section 3.1(10)(a) of the Disclosure Letter, all of which have been obtained, made or given, as applicable, as of the date of the First Tranche Closing.

(b) As of the date hereof, the Board has authorized the entering into of this Agreement and the performance by the Company of its obligations under this Agreement, and no action has been taken to amend or supersede such determinations, resolutions or authorizations.

(11) No Conflict.

(a) Each of the execution and delivery of this Agreement and the other Transaction Agreements, the performance by the Company of its obligations hereunder and thereunder, the sale and issue of the Subscription Shares hereunder by the Company and the consummation of the transactions contemplated in this Agreement and the other Transaction Agreements, (i) do not and will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under (whether after notice or lapse of time or both), (A) any Law applicable to the Company or the Subsidiaries; (B) subject to receipt of the Shareholder Approval and the filing of the Articles of Amendment, the articles, by-laws or resolutions of the directors or shareholders of the Company or the Subsidiaries; (C) any Contract to which the Company or any of the Subsidiaries is a party or by which any of them is bound except where such conflict, breach, violation or default would not result in a Material Adverse Effect; or (D) any judgment, decree or Order binding the Company or the Subsidiaries or the property or assets thereof; and (ii) do not affect the rights, duties and obligations of any parties to a Contract, nor give a party the right to terminate the Contract, by virtue of the application of terms, provisions or conditions in the Contract, except where those rights, duties or obligations, or rights to terminate, are affected in a manner that would not result in a Material Adverse Effect.

(12) Compliance with Laws and Cannabis Authorizations.

(a) The Company and each of the Subsidiaries: (i) is and at all relevant times has been in compliance with all Laws, in all material respects, including all Cannabis Laws which are applicable to the Company's and the Subsidiaries' business, affairs and operations, and, in the case of the Company, with the by-laws, rules and regulations of the TSX and NASDAQ; (ii) except as disclosed in Section 3.1(12)(a) of the Disclosure Letter, has not received any correspondence or notice from Health Canada or any other Governmental Authority alleging or asserting any material non-compliance with Laws, including Cannabis Laws; (iii) possesses all Cannabis Authorizations required to conduct the business, affairs and operations of the Company and its Subsidiaries as now operated and such Cannabis Authorizations are valid and in full force and effect and the Company and the Subsidiaries are not in violation of any material term of any such Cannabis Authorization in any material respect; (iv) is in material compliance with the terms and conditions of all Cannabis Authorizations, and have made all notifications, certifications and filings with all Governmental Authorities in connection with the Cannabis Authorizations necessary to keep the Cannabis Authorizations in good standing; (v) has not received notice of any pending or threatened Claim, suit, proceeding, charge, hearing, enforcement, audit, investigation, arbitration or other action from any Governmental Authority or third party alleging that any operation or activity of the Company and the Subsidiaries or any of their directors, officers and/or employees is in violation of any Laws or Cannabis Authorizations, or asserting any noncompliance with any Laws or Cannabis Authorizations, that could reasonably be expected to materially and adversely affect the Company, and has no knowledge that any such Governmental Authority or third party is considering or would have reasonable grounds to consider any such Claim, suit, proceeding, charge, hearing, enforcement, audit, investigation, arbitration or other action; (vi) has not received notice that any Governmental Authority has taken, is taking, or intends to take action to limit, suspend, modify or revoke or to not renew any Cannabis Authorizations, and has no knowledge or reason to believe that any such Governmental Authority is considering taking or would have reasonable grounds to take such action, or that the Company or any of its Subsidiaries does not hold a required Cannabis Authorization; and (vii) has, or has had on its behalf, filed, declared, obtained, maintained or submitted all material reports, documents, forms, notices, applications, records, Claims, submissions and supplements or amendments as required by any Laws, including Cannabis Laws, or Cannabis Authorizations to keep the Authorizations in good standing and that all such reports, documents, forms, notices, applications, records, Claims, submissions and supplements or amendments were complete and correct in all material respects on the date filed (or were corrected or supplemented by a subsequent submission).

(b) All Cannabis and Cannabis products sold by the Company and its Subsidiaries or in inventory at the Company or its Subsidiaries: (i) meets the applicable specifications for the product; (ii) is fit for the purpose for which it is intended by the Company or its Subsidiaries, and of merchantable quality; (iii) has been cultivated, processed, packaged, labelled, imported, exported, tested, stored, transported and delivered in accordance with the Authorizations and all Laws; (iv) is not adulterated, tainted or contaminated and does not contain any substance not permitted by Laws; and (v) has been cultivated, processed, packaged, labelled, imported or exported into, tested, stored and transported in facilities authorized by the applicable Authorization in accordance with the terms thereof, except in each case where a failure would not reasonably be expected to result in a Material Adverse Effect. All of the marketing and promotion activities of the Company and its Subsidiaries relating to its Cannabis and Cannabis products, within the past three years, complies with all Laws in all material respects.

(c) Except as disclosed Section 3.1(12)(c) of the Disclosure Letter, and except as would not, individually or in the aggregate, have a Material Adverse Effect, neither the Company nor any Subsidiary has ever received any notice or communication from any customer or Governmental Authority alleging a material defect, any issue requiring a withdrawal, recall or quarantine of product (whether voluntary, required or otherwise) or claim in respect of any products supplied or sold by the Company or any Subsidiary to a customer and, to the Company's knowledge, there are no circumstances that would give rise to any reports, recalls, public disclosure, announcements or customer communications that are required to be made by the Company or any Subsidiary in respect of any products supplied or sold by any of them.

(d) The Company and the Subsidiaries have only carried on business, affairs or operations or maintained any activities in Canada, Israel, the United States of America, UK, Australia or Germany and only to the extent such business, affairs or operations or activities are legal in such jurisdictions and have not engaged in the production, cultivation, marketing, distribution or sale of Cannabis or any products derived from or intended to be used in connection with Cannabis or services intended to relate to Cannabis in the United States or any other jurisdictions to the extent such activities remain prohibited under Law.

(e) The Company and each of the Subsidiaries has implemented, maintains, regularly audits (as required by the terms of such policies and programs) and complies in all material respects with internal compliance policies and programs, including with respect to governance matters, and those designed to detect and prevent violations of any Laws, including Anti-Corruption Laws, the Cannabis Act and all other Laws related to the Cannabis industry, periodically reviews and updates such internal compliance policies and programs to account for any changes in Laws and/or standards applicable to the Company's and the Subsidiaries' business, affairs and operations, as needed, employs or engages internal personnel and third party consultants to perform routine audits to test the effectiveness of the Company's and the Subsidiaries' internal compliance policies and programs, and processes and controls related thereto. Except as disclosed in Section 3.1(12)(e) of the Disclosure Letter, all directors, officers, internal personnel and third party consultants of the Company and any Subsidiary have, where reasonably required by the position and services rendered by such Persons, sufficient knowledge of Laws relating to Cannabis which are applicable to the Company's and the Subsidiaries' business, affairs and operations (including to the extent applicable, the Cannabis Act and all other Laws applicable to the Company's and the Subsidiaries' business, affairs and operations and the Cannabis industry) and all such Persons have all qualifications, including security clearances, if required by the Cannabis Act, training, experience and technical knowledge required by Laws. The Company has ensured its employees responsible for the Company's or the Subsidiaries' internal compliance programs have sufficient training including ensuring that, where reasonably required by the position and services rendered by such Persons, they are adequately informed: (i) to the extent applicable, the Cannabis Act and all other Laws applicable to the Company's and the Subsidiaries business, operations and affairs and the Cannabis industry, and any changes thereto; and (ii) of the Company's and the Subsidiaries' internal compliance programs and controls related thereto.

(f) Each of the Company and its Subsidiaries' facilities used for the cultivation, processing, production, packaging and labelling of Cannabis or related products complies in all material respects with applicable good production and/or manufacturing practices, processes, standards and procedures as required by Governmental Authorities and Cannabis Laws, including the Cannabis Authorizations.

(g) Each individual employed by or associated with the Company and its Subsidiaries that is required to hold security clearance under applicable Cannabis Laws in order to maintain the Cannabis Authorizations holds, or has applied for, such clearance. For any such application pending, the Company and such individual are complying with applicable guidance from the Governmental Authorities in connection with such individual's activities at the Company and its Subsidiaries. Neither the Company nor any Subsidiary is aware of any material circumstance that would negatively affect the granting of such security clearances.

(h) The transactions contemplated by the Transaction Agreements will not have any adverse impact on the Cannabis Authorizations or require the Company, any Subsidiary or any entity in which the Company has an interest to obtain any new Cannabis Authorization other than security clearances related to any proposed director nominee nominated by the Purchaser.

(13) Anti-Money Laundering. The operations of the Company and each of its Subsidiaries are, and have been since January 1, 2018, conducted in compliance in all respects with all applicable financial recordkeeping and reporting requirements and anti-money laundering Laws, including Part XII.2 (Proceeds of Crime) of the Criminal Code (Canada),  and the rules and regulations thereunder and any related or similar Laws, rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority relating to money laundering (collectively, "Anti-Money Laundering Laws"), and no action, suit or proceeding by or before any court or Governmental Authority involving the Company and any of its Subsidiaries with respect to Anti-Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

(14) Corrupt Practices.

(a) Neither the Company nor any of its Subsidiaries and/or its or their respective Representatives in each case whilst acting on behalf of the Company or any of its Subsidiaries has committed a Business Sustainability Breach.

(b) Neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any of its or their Representatives has been alleged or investigated (or is being investigated or is subject to a pending or threatened investigation) or is involved in an investigation (as a witness or suspect) in relation to a potential, actual or alleged Business Sustainability Breach by any Governmental Authority or any customer, supplier, or other person, or has admitted to, or been found by a court in any jurisdiction to have engaged in, any Business Sustainability Breach, or been debarred from bidding for any contract or business, and to the knowledge of the Company, there are no circumstances which are likely to give rise to any such investigation, admission, finding or disbarment.

(c) Neither the Company nor any of its Subsidiaries has conducted (or is conducting) an internal investigation in relation to any allegations in respect of Business Sustainability Breach and no Representative of the Company or any of its Subsidiaries has reported a violation or suspected violation in respect of any such Business Sustainability Breach to the Company.

(d) The Company and each of its Subsidiaries has conducted due diligence prior to acquiring any business or company, or has conducted post-acquisition due diligence, in either case which would be adequate to seek to identify any Business Sustainability Breach previously committed by the acquired business or company. Any issues identified by such due diligence have been fully investigated and disclosed to the Purchaser together with sufficient information to enable the Purchaser to assess the business and legal risks associated with such Business Sustainability Breach.

(e) Due diligence has been conducted prior to the recruitment, hiring or appointment of any Representative of the Company and each of its Subsidiaries, which would be adequate to seek to identify any Business Sustainability Breach committed by those individuals or entities.

(f) All officers, employees and agents and representatives of the Company and each of its Subsidiaries have been given adequate training or have adequate knowledge of Anti-Corruption Laws and the Human Trafficking Laws in relation to business conduct and ethics.

(15) Sanctions. None of the Company, its Subsidiaries nor any of its or their respective directors or officers or employees (a) is or has been targeted with any Sanctions; (b) is violating or has violated any applicable Sanctions; (c) is conducting or has conducted any activities (i) targeted by Sanctions, (ii) with or for the benefit of any person targeted directly or indirectly by Sanctions, or (iii) in or with any person in any Sanctioned Country; or (d) has been reported or alleged to have potentially or apparently violated any Sanctions, or investigated for, or prosecuted or convicted of any violation of Sanctions.

(16) Public Disclosure, Securities Law and TSX / NASDAQ Matters.

(a) The Company is a reporting issuer in each of the Qualifying Jurisdictions and in the United States and is not in default in any material respect under the Securities Laws, is not on the list of defaulting issuers maintained by the applicable Securities Regulators, and has not taken any action to cease to be a reporting issuer in any of those Qualifying Jurisdictions or the United States or received notification from any Securities Regulator seeking to revoke the reporting issuer status of the Company. The Company is not in default of any requirement of Securities Laws or the applicable rules and requirements of the TSX or NASDAQ.

(b) The Company is in compliance in all material respects with its timely and continuous disclosure obligations under all Securities Laws and the policies, rules and regulations of the TSX and NASDAQ and, without limiting the generality of the foregoing, there is no material fact, and there has not occurred any material change (actual, anticipated, contemplated, threatened, financial or otherwise), relating to the assets, liabilities (contingent or otherwise), business, affairs, operations, prospects, capital or control of the Company and the Subsidiaries, taken as a whole, which has not been publicly disclosed on a non-confidential basis in accordance with the requirements of Securities Laws and the policies, rules and regulations of the TSX and NASDAQ, and, except as may have been corrected by subsequent disclosure, all the statements set forth in all documents publicly filed by or on behalf of the Company were true, correct, and complete in all material respects and did not contain any Misrepresentation as of the date of such statements and the Company has not filed any confidential material change reports which remain confidential.

(c) Each of the documents filed or furnished as part of the Disclosure Record prior to the First Tranche Closing, the Second Tranche Closing, and the Third Tranche Closing, as applicable, has complied in all material respects with the guidance set out in Staff Notice 51-357 of the Canadian Securities Regulators, if applicable.

(d) TSX Trust Company of Canada, at its principal office in Toronto, Ontario, has been duly appointed as the registrar and transfer agent of the Company with respect to the Shares.

(e) The Company has not withheld any material facts relating to the Company or any of the Subsidiaries.

(f) The Company has not otherwise completed any "significant acquisition" or "significant disposition", nor are there any "probable acquisitions" (as such terms are used in NI 44-101 and Form 44-101F1) that would require the filing of a business acquisition report pursuant to the Securities Laws of the Qualifying Jurisdictions other than those that are part of the Disclosure Record.

(g) No Order, ruling or determination having the effect of suspending the sale or ceasing the trading in any securities of the Company has been issued by any Governmental Authority and is continuing in effect and no proceedings for that purpose have been instituted or, to the knowledge of the Company, are pending, contemplated or threatened by any Governmental Authority.

(h) The Common Shares are listed and posted for trading on the TSX and NASDAQ.

(i) Before the First Tranche Closing, TSX Approval has been obtained by the Company and the Company has completed the NASDAQ Notification. The conditions set forth in the TSX Approval and any conditions imposed by NASDAQ in relation to the NASDAQ Notification are usual and customary for a transaction of this nature. Subject to the satisfaction of the conditions set forth in the TSX Approval and any conditions imposed as part of the NASDAQ Notification, the Subscription Shares shall be duly approved for listing and trading on the TSX and NASDAQ.

(17) Financial Statements.

(a) The Financial Statements (i) have been prepared in accordance with IFRS, applied on a consistent basis throughout the periods specified, except as may be expressly stated in the notes thereto, (ii) contain no misrepresentations (within the meaning of Securities Laws), (iii) present fairly, in all material respects, the financial condition of the Company on a consolidated basis as at such dates and the financial performance and cash flows of the Company on a consolidated basis for the periods then ended, (iv) contain and reflect adequate provisions or allowance for all reasonably anticipated liabilities, expenses and losses of the Company on a consolidated basis that are required to be disclosed in the Financial Statements and (v) other than as disclosed in the Financial Statements, there has been no material change in accounting policies or practices of the Company since May 31, 2022. There are no material liabilities of the Company or any Subsidiary whether direct, indirect, absolute, contingent or otherwise required to be disclosed in the Financial Statements which are not disclosed or reflected in the Financial Statements.

(b) The financial books, records and accounts of the Company and each of its Subsidiaries in all material respects have been maintained in accordance with IFRS or the accounting principles generally accepted in the country of domicile of each such entity on a basis consistent with prior years.

(18) Auditor Independence. KPMG LLP is independent with respect to the Company within the Chartered Professional Accountants of Ontario CPA Code of Professional Conduct, is registered with the Canadian Public Accountability Board and is an independent registered public accounting firm within the meaning of Securities Laws and the Public Company Accounting Oversight Board (United States). No "reportable event" (within the meaning of NI 51-102) has occurred with such accountants with respect to audits of the Company, its Subsidiaries or its predecessors.

(19) Disclosure Controls and Internal Controls over Financial Reporting.

(a) Except as disclosed in Section 3.1(19)(a) of the Disclosure Letter or in the Disclosure Record, the Company and its Subsidiaries maintain a system of internal accounting and other controls sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS and that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company and the Subsidiaries; (ii) are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS; (iii) are designed to provide reasonable assurance that receipts and expenditures of the Company and the Subsidiaries are being made only in accordance with authorizations of management and directors of the Company; and (iv) are designed to provide reasonable assurance regarding prevention or timely detection of an unauthorized acquisition, use or disposition of the assets of the Company and the Subsidiaries that could have a material effect on the Financial Statements. The Company believes that the Company's internal control over financial reporting (as such term is defined under Securities Laws) is effective. Since the end of the Company's most recent fiscal year, other than as disclosed in the Company's Interim MD&A, there have been no new material deficiencies or weaknesses in the Company's internal control over financial reporting (whether or not remediated) and there have been no changes in the Company's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting. The Company is in compliance with the certification requirements under NI 52-109 and Rule 13a-15 and 15d-15 under the U.S. Exchange Act with respect to the Company's annual and interim filings with the Securities Regulators.

(b) The Company has established and maintains disclosure controls and procedures (as defined in Securities Laws) that: (i) are designed to provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under Securities Laws is recorded, processed, summarized and reported within the time periods specified in Securities Laws, and include controls and procedures designed to ensure that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted under Securities Laws is accumulated and communicated to the Company's management, including its certifying officers, as appropriate to allow timely decisions regarding required disclosure; (ii) have been evaluated by management of the Company for effectiveness as of the end of the Company's most recent fiscal quarter; and (iii) are effective in all material respects to perform the functions for which they were established.

(20) Absence of Material Changes.

(a) Since the date of the most recent audited financial statements included in the Financial Statements, the Company and its Subsidiaries have conducted their respective businesses in all material respects in the Ordinary Course.

(b) Since the date of the most recent audited financial statements included in the Financial Statements, there has not occurred a Material Adverse Effect.

(21) Material Contracts.

(a) Except as set forth in Section 3.1(21)(a) of the Disclosure Letter, as of the date of this Agreement, neither the Company, any of its Subsidiaries is a party to or bound by, without duplication:

(i) other than Contracts with employees, any Contract that is reasonably expected to require, during the remaining term of such Contract, either (A) annual payments to or from the Company and its Subsidiaries of more than $1,000,000 or (B) aggregate payments to or from the Company and its Subsidiaries of more than $2,500,000;

(ii) any Contract relating to Indebtedness for borrowed money or the deferred purchase price of property (in either case, whether incurred, assumed, guaranteed or secured by any asset) in excess of $2,500,000;

(iii) any Contract related to any settlement of any material Claims;

(iv) any partnership, joint venture or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership or joint venture material to the Company or any of its Subsidiaries or in which the Company or any of its Subsidiaries owns more than a 9.9% voting or economic interest, or any interest valued at more than $2,500,000 without regard to percentage voting or economic interest, except for any such agreements or arrangements solely between the Company and its wholly-owned Subsidiaries or solely among the Company's wholly-owned Subsidiaries;

(v) any Contract relating to the, direct or indirect, acquisition or disposition of any assets or business (whether by merger, sale of stock, sale of assets or otherwise), excluding such Contracts that are in the Ordinary Course;

(vi) any Contract that contains a put, call, right of first refusal, right of first offer or similar right or obligation or any other obligation pursuant to which the Company or any of its Subsidiaries would be required to purchase or sell, as applicable, any equity interests or assets of any Person;

(vii) any Contract that prohibits the payment of dividends or distributions in respect of the shares, membership interests, partnership interests or other equity interests of the Company or any of its Subsidiaries, the pledging of the shares, membership interests, partnership interests or other equity interests of the Company or any of its Subsidiaries or the incurrence of Indebtedness by the Company or any of its Subsidiaries;

(viii) any Contract that (A) restricts the ability of the Company or any of its Affiliates or the Purchaser or any of its Affiliates from (I) engaging in any business or competing in any business with any Person, or (II) operating its business in any manner or location, or (B) would require the disposition of any material assets or line of business of the Company or its Affiliates or acquisition of any material assets or line of business of any Person or the Purchaser or any of its Affiliates;

(ix) any Contract that contains an exclusivity, "most favoured nation" or other similar provision applicable to the Company, any of its Subsidiaries, or any of its or their respective businesses, assets, products, services or Intellectual Property, or any other provision that restricts the ability of the Company or any of its Subsidiaries to deal as it determines in its discretion with its or their respective businesses, assets, products, services or Intellectual Property (including the sale or licence thereof, as applicable); and

(x) any other Contract or group of related Contracts not otherwise described in the foregoing clauses (i) through (x) of this Section (21)(a) that if terminated or subject to a breach or default by any party thereto, would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect (together with each Contract constituting any of the foregoing types of Contracts described in clauses (i) through (x) of this Section (21)(a), a "Material Contract").

(b) A correct and complete copy of each Material Contract (including, for the avoidance of doubt, any amendments or supplements thereto) has been made available to the Purchaser.

(c) Except for expirations in the Ordinary Course and in accordance with the terms of such Material Contract, each Material Contract is valid and binding on the Company and/or one or more of its Subsidiaries, as the case may be, and, to the knowledge of the Company, each other party thereto, and is in full force and effect, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(d) As of the date of this Agreement, and as of each of the First Tranche Closing Date, the Second Tranche Closing Date, and the Third Tranche Closing Date, as applicable, there is no breach or violation of or default under any Material Contract or Transaction Agreement by the Company or any of its Subsidiaries or, to the knowledge of the Company, any other party thereto, and no event has occurred that with or without notice, lapse of time or both, would constitute or result in a breach or violation of or default under any such Contracts by the Company or any of its Subsidiaries or, to the knowledge of the Company, any other party thereto or would permit or cause the termination or modification thereof or acceleration or creation of any right or obligation thereunder, in each case, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(22) Non-Arm's Length Transactions. Neither the Company nor any of its Subsidiaries is indebted to any director, officer, or employee of the Company or any of its Subsidiaries or any of their respective Affiliates or associates (except for amounts due in the Ordinary Course or pursuant to any Law or Contract such as salaries, bonuses, director's fees or the reimbursement of Ordinary Course expenses). There are no Contracts (other than employment arrangements or other terms of engagement) with, or advances, loans, guarantees, liabilities or other obligations to, on behalf or for the benefit of, any officer or director of the Company or any of its Subsidiaries, or any of their respective Affiliates or associates.

(23) Employment Matters.

(a) Except as set out in Section 3.1(23)(a) of the Disclosure Letter, there is no unfair labour practice complaint, grievance or arbitration proceeding in progress or, to the knowledge of the Company, threatened against the Company or its Subsidiaries.

(b) Except as disclosed in Section 3.1(23)(b) of the Disclosure Letter and as disclosed in the Company's management information circular dated January 16, 2023 (or any more recent management information circular in which such information is disclosed, as applicable), no employee of the Company or any Subsidiary has any agreement as to length of notice or severance payment required to terminate his or her employment (other than such as results by Law from the employment of an employee without an agreement as to notice or severance), nor are there any change of control payments or severance payments or agreements with employees of the Company or any Subsidiary providing for cash or other compensation or benefits upon the consummation of, or relating to, the Investment or any other transaction contemplated by this Agreement.

(c) There is no strike, lockout, slowdown, work stoppage, unfair labour practice or other material labour dispute, or material arbitration or grievance pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries except as would not, individually or in the aggregate, reasonably be expected to result in a material liability to the Company or any of its Subsidiaries. The Company and each of its Subsidiaries is in compliance in all material respects with all Laws regarding labour, employment and employment practices, terms and conditions of employment, wages and hours (including classification of independent contractors, employees and equitable pay practices), pay equity, workers' compensation, accessibility, human rights, privacy, French language, harassment (including sexual harassment), layoffs, mass termination, termination of employment and conditions of employment, overtime and vacation pay, workplace safety, and occupational safety and health, and except as disclosed in Section 3.1(23)(c) of the Disclosure Letter, there are no outstanding or threatened claims, actions, demands, proceedings, complaints, investigations or Orders under any such Laws and, to the knowledge of the Company, there is no basis for any such claim, complaint, investigation or Order.

(d) Except as set out in Section 3.1(23)(d) of the Disclosure Letter, neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement or other agreement with a labour union, labour organization, works council or similar organization, and to the knowledge of the Company, there are no threatened or pending union organizing activities involving any employees. There is no labour strike, dispute, work slowdown or stoppage pending or involving or, to the knowledge of the Company, threatened against the Company in respect of the Company and no such event has occurred within the last three years.

(e) There are no material outstanding assessments, penalties, fines, liens, charges, surcharges, or other amounts due or owing pursuant to any workplace safety and insurance Laws, and neither the Company nor any of its Subsidiaries has been reassessed in any material respect under such Law during the past three years and, to the knowledge of the Company, no audit of the Company is currently being performed pursuant to any workplace safety and insurance Laws. There are no claims or potential claims which may materially adversely affect the Company's or any of its Subsidiaries' accident cost experience.

(f) There are no charges pending under occupational health and safety legislation ("OHSA") in respect of the Company or any of its Subsidiaries. Each of the Company and its Subsidiaries is in compliance in all material respects with any orders issued under OHSA and there are no appeals of any orders under OHSA currently outstanding.

(g) Section 3.1(23)(g) of the Disclosure Letter lists each plan, program, policy, agreement or arrangement providing for compensation, benefits, retirement, pension, bonus, stock purchase, profit sharing, stock option or other equity award, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or otherwise sponsored, maintained or contributed to, or required to be sponsored, maintained or contributed to, by the Company or the Subsidiaries for the benefit of any current or former director, officer, employee or consultant of the Company or any Subsidiary (the "Employee Plans"). Each Employee Plan has been established, registered (where required), administered, maintained and funded in all material respects with its terms and with the requirements prescribed by any and all statutes, Orders, rules and regulations that are applicable to such Employee Plans.

(h) All material accruals for unpaid overtime or vacation pay, premiums for unemployment insurance, health premiums, pension plan premiums, accrued wages, salaries, bonus, and commissions and other incentive payments and employee benefit plan payments of the Company and the Subsidiaries have been recorded in accordance with IFRS and are reflected on the books and records of the Company and its Subsidiaries. There are no material Claims or proceedings pending or, to the knowledge of the Company, threatened by any Governmental Authority, any Person or by any employee or dependent or beneficiary thereof by, on behalf of, in respect of or against any Employee Plan (except routine claims for benefits payable under the Employee Plans) and there exists no state of facts which could reasonably be expected to give rise to any such Claim or proceeding, including with respect to coverage for long-term disability benefits.

(i) Except as disclosed in Section 3.1(23)(i) of the Disclosure Letter, there is no agreement, plan or practice relating to the payment of any management, consulting, service or other fee or any bonus, pensions, share of profits or retirement allowance, insurance, health or other employee benefit.

(j) Except as disclosed in Section 3.1(23)(j) of the Disclosure Letter, the Company and its Subsidiaries have investigated all workplace harassment (including sexual harassment) and workplace violence allegations and claims of which they are aware, relating to current and former employees of the Company or any of its Subsidiaries in compliance with all legal obligations. With respect to each such substantiated allegation or claim, the Company or its Subsidiaries, as applicable, have taken prompt corrective action that is reasonably calculated to prevent further workplace harassment (including sexual harassment) and workplace violence. The Company does not reasonably expect any liability with respect to any such allegations.

(k) Except as disclosed in Section 3.1(23)(k) of the Disclosure Letter, no Employee Plan provides health insurance, life insurance, death benefits or other health and welfare benefits to current or former employees of the Company or any of its Subsidiaries beyond their retirement or other termination of service, other than as required by Law. No Employee Plan provides supplemental retirement income benefits.

(l) Neither the execution and delivery of this Agreement or any other Transaction Agreement, nor the consummation of the transactions contemplated hereby and thereby, will, either alone or in conjunction with any other event: (i) entitle any current or former employee, officer, director or independent contractor of the Company or any of its Subsidiaries to any payment or benefit (or result in the funding of any such payment or benefit) under any Employee Plan; (ii) increase the amount of any compensation or benefits otherwise payable by the Company or any of its Subsidiaries under any Employee Plan; (iii) result in the acceleration of the time of payment, funding or vesting of any compensation or benefits under any Employee Plan; or (iv) limit or restrict the right of the Company or any of its Subsidiaries to merge, amend or terminate any Employee Plan.

(m) Neither the Company nor any of its Subsidiaries has any liability with respect to an Employee Plan which is a "registered pension plan" or a "retirement compensation arrangement" as defined in the Tax Act. No Employee Plan contains or has ever contained a "defined benefit provision" as such term is defined in subsection 147.1(1) of the Tax Act.

(n) Except as disclosed in Section 3.1(23)(n) of the Disclosure Letter, in the past five (5) years, neither the Company nor its Subsidiaries has effectuated a mass termination or mass layoff as defined under any applicable employment standards Law.

(24) Real Property.

(a) Section 3.1(24)(a) of the Disclosure Letter sets forth a correct and complete list of all Owned Real Property and Leased Real Property, together with (i) a description of the principal functions conducted at each parcel of Owned Real Property and material Leased Real Property and (ii) a correct street address and such other information as is reasonably necessary to identify each parcel of Owned Real Property and Leased Real Property.

(b) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company or its Subsidiaries, with respect to Owned Real Property, (i) the Company and its Subsidiaries, as applicable, has sufficient title to such property, free and clear of any Encumbrance, and (ii) there are no outstanding options or rights of first refusal to purchase such property, or any portion thereof or interest therein.

(c) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, with respect to Leased Real Property: (i) the lease or sublease for such property is valid, legally binding, enforceable and in full force and effect in accordance with its terms; (ii) there is no breach or violation of or default under any such leases or subleases by the Company or any of its Subsidiaries or, to the knowledge of the Company, any other party thereto, and no event has occurred that with or without notice, lapse of time or both, would constitute or result in a breach or violation of or default under any such leases or subleases by the Company or any of its Subsidiaries or, to the knowledge of the Company, any other party thereto or would permit or cause the termination or modification thereof or acceleration or creation of any right or obligation thereunder; (iii) no event has occurred that with or without notice, lapse of time or both, would prevent or materially impair the consummation of the transactions contemplated by this Agreement; (iv) the Company or its Subsidiaries, as applicable, has obtained any and all head landlord consents required to enter into sublease agreements; (v) the Purchaser has been provided complete and accurate copies of all documents with respect to the Leased Real Property; and (vi) there are no written or oral subleases, concessions or other Contracts or arrangements granting to any Person other than the Company or its Subsidiaries the right to use or occupy any such property.

(d) The current use of the Owned Real Property and the Leased Real Property complies, in all material respects, with Laws. The Company and its Subsidiaries have not received any written notice from a Governmental Authority to the effect that the Owned Real Property or the Leased Real Property or the buildings, works or fixtures thereon, violates in any material respect any provision of any Law, including planning, zoning and building codes, fire regulations, or other restrictions relating to the use or construction of the Owned Real Property or the Leased Real Property.

(25) Environmental Matters. Except as disclosed in Section 3.1(25) of the Disclosure Letter:

(a) Each of the Company and the Subsidiaries and their respective assets and properties and the business, affairs and operations of each of the Company and the Subsidiaries have been and are in compliance in all material respects with all Environmental Laws; (b) neither the Company nor the Subsidiaries are in violation of any regulation relating to the release or threatened release of Hazardous Materials; (c) no property currently owned or operated by the Company nor any of its Subsidiaries (including soils, groundwater, surface water, buildings and surface and subsurface structures) is contaminated with any Hazardous Materials which would reasonably be expected to require remediation or other action pursuant to any Environmental Law; (d) each of the Company and the Subsidiaries has complied in all material respects with all reporting and monitoring requirements under all Environmental Laws; (e) neither the Company nor the Subsidiaries has ever received any notice of any non-compliance in respect of any Environmental Laws; (f) there are no events or circumstances that might reasonably be expected to form the basis of an order for clean up or remediation, or an action, suit or proceeding by any private party or governmental body or agency, against or affecting the Company and the Subsidiaries relating to Hazardous Materials or any Environmental Laws; (g) there are no Licences required pursuant to any applicable Environmental Laws necessary to conduct the business, affairs and operations of each of the Company and the Subsidiaries; and (h) neither the Company nor any of its Subsidiaries is subject to any Order or other agreement with any Governmental Authority or any indemnity or other agreement with any third party relating to obligations or liabilities under any Environmental Law.

(26) Intellectual Property.

(a) The Company and its Subsidiaries owns or have sufficient rights to use all of the Company Intellectual Property.

(b) Section 3.1(26)(b) of the Disclosure Letter sets forth a true, correct, and complete list of all registered Company Intellectual Property owned by the Company and its Subsidiaries and pending applications for registration of such Company Intellectual Property, including listing (i) the jurisdictions in which each such item of Company Intellectual Property has been issued, registered, otherwise arises or in which any such application for such issuance and registration has been filed and (ii) the registration or application number and date, as applicable ("Registered Company Intellectual Property"). All of such Registered Company Intellectual Property has been properly maintained and renewed in accordance with all Laws and has not been used or enforced, or failed to be used or enforced, in a manner that would result in the abandonment, cancellation or unenforceability of any material rights in such Company Intellectual Property. Section 3.1(26)(b) further sets forth a true, correct, and complete list of all unregistered Company Intellectual Property owned by the Company and its Subsidiaries that is material to the Company and/or its Subsidiaries. All Company Intellectual Property owned by the Company and its Subsidiaries that is material to the conduct of their respective businesses is subsisting, valid and enforceable. Except as disclosed in Section 3.1(26)(b) of the Disclosure Letter, neither the Company nor any of its Subsidiaries has, within the six years prior to the date of this Agreement, received any unresolved written claim contesting the validity, enforceability or ownership of any such owned registered Company Intellectual Property. To the knowledge of the Company, neither the Company nor any of its Subsidiaries is aware that Company Intellectual Property owned by the Company or its Subsidiaries is being used by third parties other than under terms of a written licence.

(c) Except as disclosed in Section 3.1(26)(c) of the Disclosure Letter, except as has not resulted in, and would not reasonably be expected to result in, material liability to the Company or any of its Subsidiaries, within the six years prior to the date of this Agreement, (i) the Company's and its Subsidiaries' conduct of their respective businesses has not, infringed, misappropriated or otherwise violated any Intellectual Property of any Person, and (ii) neither the Company nor any of its Subsidiaries has received any written third party claim alleging any such infringement, misappropriation or other violation. Except as disclosed in Section 3.1(26)(c) of the Disclosure Letter, to the knowledge of the Company, no Person has infringed, misappropriated or violated or is infringing, misappropriating or otherwise violating any Company Intellectual Property owned by the Company or any of its Subsidiaries.

(d) The Company and its Subsidiaries have taken commercially reasonable measures to protect the confidentiality of their trade secrets, proprietary know-how, non- public information and Confidential Information included in Company Intellectual Property, and none of their respective trade secrets, proprietary know-how, non- public information and Confidential Information included in Company Intellectual Property have been disclosed to or discovered by any third party other than pursuant to reasonable terms of non-disclosure.

(e) Except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect, (i) the information technology assets owned or used by the Company and its Subsidiaries operate and perform as required by the Company and its Subsidiaries in connection with their respective businesses and (ii) the Company and its Subsidiaries have implemented commercially reasonable backup and disaster recovery technology and procedures in a manner that is substantially consistent with applicable industry practices.

(f) Except as would not reasonably be expected to have a Material Adverse Effect, none of the software owned by the Company or any of its Subsidiaries or any software products distributed by the Company or any of its Subsidiaries incorporates or is comprised of or distributed with any Publicly Available Software in a manner which: (i) requires the distribution of the software source code in connection with the distribution of such software in object code form; (ii) materially limits the Company or any of its Subsidiaries' freedom to seek full compensation in connection with making, using, marketing, licensing and/or distributing such software; or (iii) allows a Person or requires that a Person have the right to decompile, disassemble or otherwise reverse engineer such software.

(g) The Company and of its Subsidiaries has no pending action or proceeding, nor, to the knowledge of the Company, is there any threatened action or proceeding against it with respect to the Company's or each of its Subsidiaries' use of Intellectual Property or the validity, enforceability or ownership of Company Intellectual Property.

(h) There are no outstanding judgments, orders, decrees, stipulations or Laws that restrict the use of Company Intellectual Property.

(i) Except as set out in Section 3.1(26)(i) of the Discloser Letter, all Persons that have been involved in the creation or development of Company Intellectual Property purported to be owned by the Company or one of its Subsidiaries have irrevocably assigned all of their right, title and interest in and to that Intellectual Property to the Company or one of its Subsidiaries and irrevocably waived any authors' moral rights that they may have in any such Intellectual Property in favour of the Company and its Subsidiaries.

(27) No Undisclosed Liabilities. Except for obligations and liabilities (a) reflected or reserved against in the Financial Statements, (b) incurred in the Ordinary Course since the date of the Financial Statements, or (c) incurred in connection with actions taken pursuant to the terms of this Agreement, there are no obligations or liabilities of the Company or any of its Subsidiaries, whether or not accrued, contingent or otherwise and whether or not required to be disclosed or any other facts or circumstances that, to the knowledge of the Company, would reasonably be expected to result in any claims against, or obligations or liabilities of, the Company or any of its Subsidiaries that is required by IFRS to be set forth in a consolidated statement of financial position of the Company, except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

(28) Taxes.

(a) All Taxes due and payable by the Company and the Subsidiaries have been duly and timely paid, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. All Tax Returns required to be filed by the Company and the Subsidiaries have been duly and timely filed with all appropriate authorities and all such returns, declarations, remittances and filings are complete and accurate and no fact or facts have been omitted therefrom which would make any of them misleading, except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. No examination of any Tax Return of the Company or any Subsidiaries is currently in progress and there are no issues or disputes outstanding with any Governmental Authority respecting any Taxes that have been paid, or may be payable, by the Company and any Subsidiaries, except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. No material Tax refunds or credits have been claimed or received by the Company and its Subsidiaries to which they are not entitled.

(b) Except as disclosed in Section 3.1(28)(b) of the Disclosure Letter, the Company and, as applicable, each of the Subsidiaries, have established on their books and records reserves that are adequate for the payment of all Taxes not yet due and payable and there are no Encumbrances for Taxes on the assets of the Company or any of the Subsidiaries other than for Taxes not yet due and payable, and, to the knowledge of the Company, there are no audits, examinations, investigations or administrative or judicial proceedings concerning any Tax matters with respect to the Company or any of its Subsidiaries pending or being conducted or, to the knowledge of the Company, that have been threatened in writing. There are no Claims which have been or, to the knowledge of the Company, may be asserted relating to any Tax Returns of the Company or any of the Subsidiaries (whether federal, state, provincial, local or foreign). No written claim has been made by any Governmental Authority in a jurisdiction where the Company or any of its Subsidiaries has not filed a Tax Return that the Company or any of its Subsidiaries are or may be subject to Tax by such jurisdiction. Neither the Company nor any of its Subsidiaries is or has been subject to Tax in any jurisdiction other than its jurisdiction of incorporation by virtue of having a permanent establishment or other place of business or taxable presence in that jurisdiction. All Taxes that the Company or any of its Subsidiaries are obligated to withhold from amounts paid or owing to any employee, independent contractor, creditor, stockholder, non-resident or other third party have been duly and timely withheld and remitted to the appropriate taxing authority, and all applicable forms with respect thereto have been properly completed and timely filed or provided to the payee (in each case, as required by Law). The Company and its Subsidiaries have charged, collected and remitted on a timely basis all Taxes as required by Law (including under Part IX of the Excise Tax Act (Canada) and any analogous provincial legislation) on any sale, supply or deliver whatsoever made by each of the Company and its Subsidiaries. There is no outstanding waiver or extension of any statute of limitations with respect to the assessment or collection of material Taxes from the Company or any of the Subsidiaries.

(c) Neither the Company nor any of its Subsidiaries is a party to or bound by any Tax allocation or Tax sharing agreement or similar agreement with any Person, other than any such agreements solely between or among the Company and its Subsidiaries (excluding, in each case, any commercial agreement entered into in the Ordinary Course and not principally related to Taxes, such as a lease or credit agreement). Neither the Company nor any of its Subsidiaries (i) has been a member of any affiliated, consolidated, combined, unitary or other group for Tax purposes (other than a group of which the Company is the common parent) or (ii) has any liability for Taxes of any Person (or in connection with previously being, or ceasing to be, a member of any affiliated, consolidated, combined, unitary or other group for Tax purposes), as transferee (including for purposes of section 160 of the Tax Act), successor or otherwise.

(d) Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the date hereof as a result of (i) any change in method of accounting for a taxable period (or portion thereof) ending on or before the date hereof or (ii) any action taken or transaction entered into before the date hereof. Neither the Company nor any of its Subsidiaries has received or applied for a Tax ruling from any Governmental Authority or entered into any closing agreement or other written agreement with a Governmental Authority regarding Taxes or Tax matters. The Company and each of its Subsidiaries has complied with all applicable rules regarding transfer pricing, including the execution and maintenance of documentation required to substantiate transfer pricing practices of the Company and its Subsidiaries.

(e) Except as disclosed in Section 3.1(28)(e) of the Disclosure Letter, there are no circumstances existing which could result in the application of section 17, section 78 or sections 80 to 80.04 of the Tax Act, or any equivalent provision under Canadian provincial Law, to the Company or any of its Subsidiaries. Other than in the Ordinary Course, the Company and its Subsidiaries have not claimed nor will they claim any reserve under any provision of the Tax Act or any equivalent provincial provision, if any amount could be included in the income of the Company or its Subsidiaries for any period ending after the Closing.

(29) Litigation.

(a) Except as disclosed in Section 3.1(29)(a) of the Disclosure Letter, there are no claims, actions, suits, arbitrations, inquiries, judgments, investigations, charges or proceedings pending, or, to the knowledge of the Company threatened, against or relating to the Company or any of its Subsidiaries, the business of the Company or of any of its Subsidiaries or affecting any of their respective current or former properties or assets by or before any Governmental Authority that, if determined adversely to the interests of the Company or any of its Subsidiaries would (i) be expected to be material to the Company or its Subsidiaries or (ii) prevent, hinder or materially delay the consummation of the Investment or the transactions contemplated hereby, nor, to the knowledge of the Company are there any events or circumstances which could reasonably be expected to give rise to any such claim, action, suit, arbitration, inquiry, judgment, investigation, charge or proceeding.

(b) The Company or its Subsidiaries are not subject to any judgment, Order, writ, injunction, decree or award of any Governmental Authority, which, either individually or in the aggregate, would reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole or that would be reasonably expected to prevent, hinder or materially delay the consummation of the Investment or the transactions contemplated hereby.

(30) No Brokers. Except as disclosed in Section 3.1(30) of the Disclosure Letter, no investment banker, dealer, broker, finder, financial advisor or other intermediary has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries or is entitled to any fee, commission or other payment from the Company or any of its Subsidiaries in connection with the issue and sale of the Subscription Shares or any other transaction contemplated by the Transaction Agreements.

(31) Privacy and Data Protection.

(a) Each of the Company and its Subsidiaries is, and has been, conducting its business in compliance in all material respects with all Data Protection Laws.

(b) There have been no breaches, security incidents, misuse of or unauthorized access to or disclosure of, or any instances of accidental or unlawful destruction, loss or alteration of, any Personal Data in the possession or control of the Company or any of its Subsidiaries and, to the knowledge of the Company, there is no fact or matter which may give rise to the occurrence of any of the foregoing. None of the Company or any of its Subsidiaries has received any written or other notice of any claims or investigations related to alleged violations of Data Protection Laws, applicable privacy policies or Contracts with respect to Personal Data, and, to the knowledge of Company, there are no facts or circumstances which could form the basis for any such claim or investigation.

(c) True, correct and complete copies of all material correspondence between the Company or any of its Subsidiaries, on the one hand, and any Data Protection Authority, on the other hand, have been provided to the Purchaser.

(32) Anti-Spam Laws. Each of the Company and its Subsidiaries is, and has been, conducting its business in compliance with all Anti-Spam Laws, other than acts of non-compliance which individually or in the aggregate are not material.

(33) Change of Control. Since the date of this Agreement, no Change of Control has occurred.

Schedule B
Representations and Warranties and Acknowledgements of the Purchaser

(1) Incorporation and Organizational Matters. The Purchaser is a valid and subsisting company existing under the Laws of its jurisdiction of formation and no steps or proceedings have been taken by any Person, voluntary or otherwise, requiring or authorizing the dissolution or winding up of the Purchaser.

(2) Corporate Authorization and Power. The Purchaser has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform under this Agreement and each of the Transaction Agreements to which it is or will be a party and to consummate the transactions contemplated hereby and thereby.

(3) Execution and Binding Obligations.

(a) This Agreement has been duly authorized, executed and delivered by the Purchaser and constitutes a legal, valid and binding obligation of the Purchaser enforceable against the Purchaser in accordance with its terms, subject to Bankruptcy Laws, and will not violate or conflict with the constating documents of the Purchaser or the terms of any restriction or Contract to which the Purchaser is subject.

(b) Each of the Transaction Agreements has been or will be duly authorized, executed and delivered by the Purchaser and such Affiliates (as applicable) that is or will be a party thereto and shall constitute a legal, valid and binding obligation of the Purchaser and each of its applicable Affiliates enforceable against such of them in accordance with its terms, subject to Bankruptcy Laws, and will not violate or conflict with the constating documents of the Purchaser and its applicable Affiliates or the terms of any restriction, agreement or undertaking to which the Purchaser or its applicable Affiliates is subject.

(4) No Bankruptcy. There has not been a Bankruptcy Event with respect to the Purchaser. The Purchaser has sufficient funds to satisfy its obligations under this Agreement.

(5) Securities Laws Matters.

(a) The Purchaser is an "accredited investor" as defined in NI 45-106.

(b) The Purchaser is an "accredited investor" as defined in Rule 501(a) of Regulation D under the U.S. Securities Act.

(c) The Purchaser is purchasing as principal or is deemed to be purchasing as principal in accordance with Securities Laws, solely for its own account for investment purposes and not as agent for the benefit of another Person.

(d) The Purchaser is not purchasing the Subscription Shares as a result of any form of "general solicitation" or "general advertising" (as such terms are defined in Regulation D under the U.S. Securities Act) including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media (including any press release of the Company) or broadcast over the Internet, radio, or television, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising.

B-1

(e) The Purchaser was not created or used solely to purchase or hold securities in reliance on: (i) the exemption from the prospectus requirement in Section 2.10 of NI 45-106; or (ii) the registration exemption provided by section 4(a)(2) of the U.S. Securities Act and/or Rule 506(b) of Regulation D thereunder, or any similar registration exemptions under any U.S. state Securities Laws.

(f) The Purchaser is acquiring the Subscription Shares without a view to immediate resale or distribution of any part thereof and will not resell or otherwise transfer or dispose of the Subscription Shares or any part thereof except in accordance with the provisions of Securities Laws.

(g) The Purchaser acknowledges and understands that:

(i) the Subscription Shares, when issued, will be issued as "restricted securities" (as defined in Rule 144(a)(3) under the U.S. Securities Act) and have not been registered under the U.S. Securities Act or any applicable state Securities Law; and

(ii) the Company may make a notation on its records or give instructions to the Company's registrar and transfer agent in order to implement the restrictions on transfer set forth and described herein.

(6) Security Ownership. The Purchaser currently holds 15,249,027 Common Shares in the capital of the Company as of the date of this Agreement.

(7) Offering Memorandum. The Purchaser has not been provided with, has not requested, and does not need to receive an offering memorandum as defined in Securities Laws.

(8) No Proceeds of Crime. The Aggregate Subscription Proceeds for the Subscription Shares which will be advanced by the Purchaser to the Company will not represent proceeds of crime for the purposes of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) (the "PCMLTFA") and the Purchaser acknowledges that the Company may in the future be required by law to disclose the Purchaser's name and other information relating to this Agreement and the Purchaser's subscription hereunder, on a confidential basis, pursuant to the PCMLTFA.

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Schedule C
Transaction Resolutions

Articles of Amendment Resolution

NOW THEREFORE BE IT RESOLVED BY A SPECIAL RESOLUTION THAT:

1. Conditional on the closing of the first tranche of the proposed private placement between Organigram Holdings Inc. (the "Company") and BT DE Investments Inc. ("BAT") described in the Company's management information circular dated January ⬤, 2024 (the "Circular"), the articles are amended pursuant to the articles of amendment (the "Articles of Amendment"), substantially in the form attached as Appendix ⬤ to the Circular, as follows:

(a) To create the Class A preferred shares, substantially on the terms set out in Appendix ⬤ to the Circular.

(b) To provide that the authorized share capital of the Company, after giving effect to this special resolution, shall consist of an unlimited number of common shares and Class A preferred shares of the Company.

2. Any director or officer of the Company is hereby authorized and directed to execute and deliver, or cause to be delivered, the Articles of Amendment pursuant to the Canada Business Corporations Act, and for and in the name of and on behalf of the Company to execute or cause to be executed, and to deliver or cause to be delivered all such documents, under corporate seal of the Company or otherwise, and to do or cause to be done all such acts and things, as in the opinion of such director or officer may be necessary or desirable in order to carry out the terms of this resolution, such determination to be conclusively evidenced by the execution and delivery of such documents or the doing of any such act or thing.

3. Notwithstanding the approval of these special resolutions by the shareholders of the Company, but subject to the terms of that certain subscription agreement dated November 5, 2023, between the Company and BAT in respect of the proposed private placement with BAT (the "Private Placement"), the directors of the Company are hereby authorized and empowered to not to proceed with the Private Placement, without further notice to, or approval of, the shareholders of the Company.

Private Placement and Top-Up Rights Extension Resolution

NOW THEREFORE BE IT RESOLVED BY ORDINARY RESOLUTION THAT:

1. The (a) issuance by Organigram Holdings Inc. (the "Company") of 38,679,525 Common Shares at a price of C$$3.2203 per Common Share, for an aggregate subscription price of $124,559,674.36 (such amount, the "Subscription Amount"), provided that if the aggregate number of Common Shares beneficially owned or controlled, directly or indirectly, by the Investor, its affiliates, associates, related parties and any joint actors would exceed 30% of the aggregate number of Common Shares issued and outstanding (the "30% Threshold"), the Company shall issue any balance of the Subscription Amount in Class A preferred shares in the capital of the Company (the "Class A Preferred Shares") (and the issuance of up to ⬤ Common Shares upon the conversion of any Class A Preferred Shares in accordance with the terms of the articles of amendment of the Company) (the "Private Placement"), all in accordance with the terms of that certain subscription agreement dated November 5, 2023 (the "Subscription Agreement"), between the Company and BT DE Investments Inc. ("BAT"), (b) the creation of BAT as a Control Person (as defined in the Securities Act (Ontario)) of the Company, and (c) top-up rights (the "Top-Up Rights") granted to BAT pursuant to that certain amended and restated investor rights agreement between the Company and BAT (the "A&R Investor Rights Agreement"), which provide BAT with the right to subscribe for securities indicated in distribution notices received by BAT between the date of the Subscription Agreement and the date of the closing of the final tranche of the Private Placement, at the prices set out in such distribution notices, within the 12 month period following the closing of the final tranche, all as more particularly described in the Company's management information circular dated January ⬤, 2024 (the "Circular"), are hereby authorized and approved.

C-1

2. Any director or officer of the Company is hereby authorized and directed for and in the name of and on behalf of the Company to execute or cause to be executed, and to deliver or cause to be delivered all such documents, under corporate seal of the Company or otherwise, and to do or cause to be done all such acts and things, as in the opinion of such director or officer may be necessary or desirable in order to carry out the terms of this resolution, such determination to be conclusively evidenced by the execution and delivery of such documents or the doing of any such act or thing.

3. Notwithstanding the approval of these ordinary resolutions by the shareholders of the Company, but subject to the terms of the Subscription Agreement, the directors of the Company are hereby authorized and empowered to not proceed with the Private Placement without further notice to, or approval of, the shareholders of the Company.

C-2

Schedule D
Articles of Amendment

(see attached)

The articles are amended to increase the authorized capital of the Corporation to create an unlimited number of Class A Preferred Shares. After giving effect to the foregoing the class and maximum number of shares that the Corporation is authorized to issue shall be an unlimited number of Common Shares and an unlimited number of Class A Preferred Shares.

The Common Shares and Class A Preferred Shares shall have attached thereto and be subject to the following rights, privileges, restrictions and conditions:

1. Definitions.

In these share provisions, the following words and phrases shall have the following meanings:

"affiliate" means, with respect to any Person, any other person which is directly or indirectly through one or more intermediaries controlled by, or under common control with, such Person.

"Amended and Restated Investor Rights Agreement" means the amended and restated investor rights agreement entered into by the Company and BT DE Investments Inc.

"Class A Preferred Shares" means the Class A Preferred shares of the Corporation.

"Common Shares" means the Common shares of the Corporation.

A Person is "controlled" by another person or other persons if: (i) in the case of a Corporation or other body corporate wherever or however incorporated: (A) securities entitled to vote in the election of board of directors carrying in the aggregate at least a majority of the votes for the election of board of directors and representing in the aggregate at least a majority of the participating (equity) securities are held, other than by way of security only, directly or indirectly, by or solely for the benefit of the other Person or Persons; and (B) the votes carried in the aggregate by such securities are entitled, if exercised, to elect a majority of the board of directors of such Corporation or other body corporate; or (ii) in the case of a Person that is not an individual or a Corporation or other body corporate, at least a majority of the participating (equity) and voting interests of such Person are held, directly or indirectly, by or solely for the benefit of the other. Person or Persons; and "controls", "controlling" and "under common control with" shall be interpreted accordingly.

"Corporation" means Organigram Holdings Inc.

"joint actors" shall have the meaning given to it in Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions.

"Original Issue Date" means the first date upon which Class A Preferred Shares are issued.

"Person" means any individual, partnership, corporation, Corporation, association, trust, joint venture or limited liability Corporation.

"related parties" shall have the meaning given to it in Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions.

Common Shares

2. Voting. The holders of the Common Shares shall be entitled to receive notice of, to attend and to vote at all meetings of the shareholders of the Corporation (except where solely the holders of one or more other specified classes or series of shares (other than the Common Shares) shall be entitled to vote at a meeting, in which case, only such holders shall be entitled to receive notice of, to attend and to vote at such meeting). Each Common Share shall entitle the holder thereof to one vote at each such meeting.

3. Dividends. Subject to the prior rights of the holders of any shares ranking senior to the Common Shares with respect to priority in the payment of dividends, the holders of the Common Shares shall be entitled to receive such dividends payable in cash or property of the Corporation as may be declared thereon by the board of directors from time to time. The board of directors may not declare any dividend payable in cash or property (other than a stock dividend payable in Common Shares) on the Common Shares unless the board of directors simultaneously declares a corresponding dividend payable in cash or property (other than a stock dividend payable in Common Shares or Class A Preferred Shares) on the Class A Preferred Shares in an equivalent per share amount, taking into account the conversion value of the Class A Preferred Shares.

4. Dissolution. In the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of assets of the Corporation to its shareholders for the purposes of winding up its affairs, the holders of the Common Shares shall be entitled to participate pari passu with the holders of Class A Preferred Shares, on an as converted basis, notwithstanding the application of the 30% Threshold (as defined below) to any actual conversion of Class A Preferred Shares.

5. Anti-Dilution. In the event that the Class A Preferred Shares are at any time sub-divided, consolidated or changed into a greater or lesser number of shares of the same or another class, or a stock dividend is paid on the Class A Preferred Shares, an appropriate adjustment, as determined in good faith by the board of directors of the Corporation, shall be made in the rights and conditions attached to the Common Shares so as to maintain the relative rights of the holders of those shares.

Class A Preferred Shares

6. Voting. Subject to the provisions of the laws governing the Corporation, as now existing or hereafter amended, the holders of the Class A Preferred Shares shall not be entitled to receive notice of, to attend or to vote at, any meeting of the shareholders of the Corporation.

7. Dividends. Subject to the prior rights of the holders of any shares ranking senior to the Class A Preferred Shares with respect to priority in the payment of dividends, the holders of the Class A Preferred Shares shall be entitled to receive such dividends payable in cash or property of the Corporation as may be declared thereon by the board of directors from time to time. The board of directors may not declare any dividend payable in cash or property (other than a stock dividend payable in Class A Preferred Shares) on the Class A Preferred Shares unless the board of directors simultaneously declares a corresponding dividend payable in cash or property (other than a stock dividend payable in Class A Preferred Shares or Common Shares) on the Common Shares in an equivalent per share amount, taking into account the conversion value of the Class A Preferred Shares (notwithstanding the application of the 30% Threshold (as defined below) to any actual conversion of Class A Preferred Shares).

8. Dissolution. In the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of assets of the Corporation to its shareholders for the purposes of winding up its affairs, the holders of the Class A Preferred Shares shall be entitled to participate pari passu with the holders of Common Shares, on an as converted basis , notwithstanding the application of the 30% Threshold (as defined below) to any actual conversion of Class A Preferred Shares.

9. Anti-Dilution. In the event that the Common Shares are at any time sub-divided, consolidated or changed into a greater or lesser number of shares of the same or another class, or a stock dividend is paid on the Common Shares, an appropriate adjustment, as determined in good faith by the board of directors of the Corporation, shall be made in the rights and conditions attached to the Class A Preferred Shares so as to maintain the relative rights of the holders of those shares.

10. Transfers. Subject to Section 11, no holder of a Class A Preferred Share shall, directly or indirectly, sell, transfer, assign, pledge, encumber, hypothecate or similarly dispose of, either voluntarily or involuntarily, by operation of law or otherwise, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, pledge, encumbrance, hypothecation or similar disposition of, any Class A Preferred Shares owned by such holder or any interest (including a beneficial interest) in any Class A Preferred Shares owned by such holder, other than transfers to affiliates of such holder.

11. Conversion.

(a) Subject to the limitation set forth in Section 11(a)(iv) below (the "Conversion Limitation"), holders of Class A Preferred Shares shall have the following rights of conversion (the "Conversion Right"):

(i) Right to Convert. Each Class A Preferred Share shall be convertible into Common Shares at the option of the holder thereof initially on a one for one basis, without payment of any additional consideration by the holder thereof. Commencing on the Original Issue Date, the number of fully paid and non-assessable Common Shares into which each Class A Preferred Share is convertible shall increase at a rate of 7.5% per annum, calculated daily and based on 365 days per year, compounded annually (such increase, the "Accretion"), until such time as the holders of Class A Preferred Shares would beneficially own, or over which they exercise control or direction, directly or indirectly, with their respective affiliates, associates, related parties and any joint actors, after giving effect to a conversion of the Class A Preferred Shares (notwithstanding the application of the 30% Threshold (as defined below) to any actual conversion of Class A Preferred Shares), 49.0% of the aggregate number of Common Shares issued and outstanding. By way of example, if 100 Class A Preferred Shares are issued on the Original Issue Date, such Class A Preferred Shares would be convertible into (a) on the Original Issue Date, 100 Common Shares, and (b) on the first anniversary of the Original Issue Date, 108 Common Shares. For purposes of the foregoing sentence, "beneficial ownership" shall be calculated in accordance with National Instrument 62-104 - Take-Over Bids and Issuer Bids.

(ii) Suspension of Accretion. Notwithstanding the foregoing, in the event that the holder of any Class A Preferred Shares delivers written notice in accordance with section 8.2(5) of the Amended and Restated Investor Rights Agreement to the Company confirming its election not to convert all or a portion of such holder's Class A Preferred Shares and irrevocably suspending the Accretion, the Accretion in respect of such Class A Preferred Shares held by the holder as of the date of such written notice shall be irrevocably suspended.

(iii) Fractions. No fractional Common Shares shall be issued upon the conversion of any Class A Preferred Shares, and the number of Common Shares to be issued shall be rounded up or down to the nearest whole number.

(iv) Conversion Limitation.

(A) The Corporation shall not give effect to any voluntary conversion of Class A Preferred Shares pursuant to this Section or otherwise, and the Conversion Right will not apply, to the extent that after giving effect to all permitted issuances after such conversion of Class A Preferred Shares, the aggregate number of Common Shares beneficially owned, or over which control or direction is exercised, directly or indirectly, by the holder exercising such Conversion Right, his, her or its affiliates, associates, related parties and any joint actors would exceed 30% of the aggregate number of Common Shares issued and outstanding (the "30% Threshold"). For purposes of the foregoing sentence, "beneficial ownership" shall be calculated in accordance with National Instrument 62-104 - Take-Over Bids and Issuer Bids.

(B) Notwithstanding the provisions of Section 11(a)(iv), the Conversion Limitation shall not apply to the conversion of Class A Preferred Shares, where such conversion is made in to facilitate the sale, transfer, assignment or similar disposition of Common Shares to a Person dealing at arm's length with the holder of Class A Preferred Shares (a "Disposition"); provided that, (i) if the Disposition is not completed for any reason, such conversion shall be deemed to not to have occurred, and (ii) if the Disposition is completed, immediately following such Disposition, the aggregate number of Common Shares beneficially owned, or over which control or direction is exercised, directly or indirectly, by the holder of Class A Preferred Shares, together with its affiliates, associates, related parties and any joint actors, remains below the 30% Threshold.

(C) Notwithstanding the provisions of Section 11(a), the board of directors may by resolution waive the application of the Conversion Limitation to any exercise or exercises of the Conversion Right to which the Conversion Limitation would otherwise apply, or to future Conversion Limitations generally, including with respect to a period of time.

(v) Mechanics of Conversion. Before any holder of Class A Preferred Shares shall be entitled to voluntarily convert Class A Preferred Shares into Common Shares in accordance with this Section 11, the holder shall (a) surrender the certificate or certificates representing the Class A Preferred Shares to be converted at the head office of the Corporation, or the office of any transfer agent for the Class A Preferred Shares, (b) deliver any other document, including any medallion signature guarantee, as may be required by the Corporation's transfer agent, if applicable, and (c) give written notice to the Corporation at its head office of his, her or its election to convert such Class A Preferred Shares (the "Conversion Notice"). Such Conversion Notice shall (a) state the number of Class A Preferred Shares elected to be converted, (b) state the name or names in which the certificate or certificates representing the Common Shares are to be issued, and (c) provide evidence, to the satisfaction of the board of directors of the Corporation, acting reasonably, that the issuance of the full number of Common Shares issuable in respect of the Conversion Notice does not violate the Conversion Limitation set out in Section 11(a)(iv). The Corporation shall (or shall cause its transfer agent to) as soon as practicable thereafter, issue to such holder or his, her or its nominee, a certificate or certificates or direct registration statement representing the number of Common Shares to which such holder is entitled upon conversion. Such conversion shall be deemed to have taken place immediately prior to the close of business on the day on which the certificate or certificates representing the Class A Preferred Shares to be converted is surrendered and the Conversion Notice is delivered, and the person or persons entitled to receive the Common Shares issuable upon such conversion shall be treated for all purposes as the holder or holders of record of such Common Shares as of such date.

(vi) Effect of Conversion. All Class A Preferred Shares which are converted as herein provided shall no longer be outstanding and all rights with respect to such shares shall immediately cease and terminate at the time of conversion, except only for the right of the holders thereof to receive Common Shares in exchange therefor and except in respect of unpaid dividends or other distributions with a record date prior to the effective date of the conversion.

(vii) Capital Reorganizations. In the case of: (A) any recapitalization, reclassification or change of Common Shares (other than changes provided for in Section 9), (B) any consolidation, merger, arrangement or combination involving the Corporation, (C) any sale, lease or other transfer to a third party of the consolidated assets of Corporation and its subsidiaries substantially as an entirety, or (D) any statutory share exchange, as a result of which Common Shares are converted into, or exchanged for, shares, other securities, other property or assets (including cash or any combination thereof) subsequent to the Original Issue Date (any such transaction or event, a "Capital Reorganization"), then, at and after the effective time of such Capital Reorganization, the Conversion Right shall be changed into a right to convert such share into the kind and amount of shares, other securities or other property or assets (or any combination thereof) that the holder of the Class A Preferred Shares would have owned or been entitled to receive upon such Capital Reorganization if such holder exercised the Conversion Right immediately prior to such Capital Reorganization. The Corporation shall provide reasonable advance notice of any Capital Reorganization to each holder of Class A Preferred Shares prior to the consummation of such Capital Reorganization and the anticipated effective time thereof.

(viii) No Impairment. The Corporation shall not, by amendment of its articles or through any reorganization, transfer of assets, consolidation, amalgamation, merger, dissolution, issue or sale of securities or any other voluntary action, including, without limitation, voluntary bankruptcy proceedings, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation but shall at all times in good faith assist in the carrying out of all the provisions of this Section 11 and in the taking of all such action as may be necessary or appropriate in order to protect the Conversion Rights of the holders of Class A Preferred Shares under this Section 11 against impairment.

12. Suspension of Rights; Written Notice. Notwithstanding any other provision of these share terms, the holder of Class A Preferred Shares may elect to suspend any of its rights pursuant to these share terms by written notice to the Corporation, including without limitation its right to receive dividends pursuant to Section 7 hereof.

Schedule E
Amended & Restated Investor Rights Agreement

(see attached)

AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT

between

BT DE INVESTMENTS INC.

and

ORGANIGRAM HOLDINGS INC.

November ⬤, 2023

ADDENDA

Schedule A [*]
Schedule B Registration Rights Procedures
Schedule C [*]

AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT

This AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT dated November ⬤, 2023 (this "Agreement") is made by and between BT DE Investments Inc., a corporation existing under the Laws of the State of Delaware (the "BAT Shareholder"), and Organigram Holdings Inc., a corporation existing under the Act (the "Company").

RECITALS:

A. On March 10, 2021, the BAT Shareholder subscribed for 58,336,392 common shares in the capital of the Company ("Common Shares") pursuant to a Subscription Agreement dated March 10, 2021 (the "Original Subscription Agreement") and concurrently with such investment entered into an investor rights agreement with the Company (the "Original Investor Rights Agreement").

B. On and pursuant to the terms of a subscription agreement dated November 5, 2023 (the "Additional Subscription Agreement"), the BAT Shareholder has agreed to subscribe for  38,679, 525 additional Common Shares and/or convertible preferred shares in the capital of the Company ("Preferred Shares") for an aggregate subscription amount of $124,559,674.36 (the "Additional Investment"), in three tranches (each, a "Tranche") consisting of (i) 12,893,175 Common Shares on the date hereof; (ii) 12,893,175 Common Shares on or around August 30, 2024; and (iii) 12,893,175 Common Shares on or around February 28, 2025, subject to adjustment in accordance with the terms of the Additional Subscription Agreement.

C. In connection with the Additional Investment and in accordance with the terms and conditions set forth below, the Company has agreed to extend the period within which the BAT Shareholder is required to exercise certain of its Top-Up Right (as defined herein).

D. In accordance with the terms of the Additional Subscription Agreement, on or before the date of this Agreement, the Company filed articles of amendment (the "Articles of Amendment") creating the Preferred Shares.

E. In connection with the Additional Investment, the BAT Shareholder and the Company wish to amend and restate the Original Investor Rights Agreement on the terms and conditions set forth below.

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements contained herein, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged by the Parties, the Parties hereby agree as follows:

ARTICLE 1
DEFINITIONS AND INTERPRETATION

Section 1.1 Definitions.

Whenever used in this Agreement, the following terms shall have the meanings set forth below:

"30% Threshold" has the meaning given to it in the Articles of Amendment.

"Act" means the Canada Business Corporations Act.

"Activist Investors" means, as of any date, (1) any Person identified on the most-recently available SharkWatch 50 list (or, if SharkWatch 50 is no longer available, then the prevailing comparable list as reasonably determined by the Company) as of such date, any joint actors, or any Person who, to the knowledge of the BAT Shareholder, is an Affiliate of such Person, and (2) any Person who, to the knowledge of the BAT Shareholder, is engaged in activist campaigns in the two years prior to the date of the relevant Transfer, including by stating an intention to or actually attempting to (pursuant to proxy solicitation, take-over bid or other means) obtain a seat on the board of directors of a company or effecting a significant change within a company.

"Additional Investment" has the meaning ascribed to such term in the recitals to this Agreement.

"Additional Subscription Agreement" has the meaning ascribed to such term in the recitals to this Agreement.

"Affiliate" has the meaning ascribed to such term in NI 45-106.

"Agreement" has the meaning ascribed to such term in the preamble to this Agreement.

"Allocated Investment Proceeds" means (1) the remaining portion of the Allocated Investment Proceeds (as defined in the Original Subscription Agreement) and (2) the Jupiter Pool.

"Articles of Amendment" has the meaning ascribed to such term in the recitals to this Agreement.

"At-the-Market Distribution" means a distribution of Shares pursuant to an at-the-market program implemented by the Company pursuant to NI 44-102.

"Available Nominees" means, at any time, the maximum number of Directors based on the size of the Board at such time.

"Audit Committee" means the Audit Committee of the Board, as the same may be constituted from time to time.

"Authorization" means, with respect to any Person, any Order, license, permit, certification, approval, registration, consent, authorization, clearance, franchise, qualification, filing, privilege, variance or exemption issued or granted by, or any Contract with, any Governmental Authority having jurisdiction over such Person and/or any of its assets, as the same may have been, or may from time to time be, amended, supplemented or replaced.

"BAT Director Nominees" means, collectively, the Nominees designated as such, initially pursuant to Section 2.1, and thereafter by the BAT Group Representative pursuant to Section 2.4, and "BAT Director Nominee" means any one of them, as the context requires.

"BAT Group" means, collectively, BAT Parent and its Affiliates, and "member of the BAT Group" means any one of them, as the context requires.

"BAT Group Permitted Holders" means, collectively, the BAT Shareholder and any other member of the BAT Group.

"BAT Group Representative" has the meaning ascribed to such term in Section 4.1(1).

"BAT Parent" means British American Tobacco plc.

"BAT Shareholder" has the meaning ascribed to such term in the preamble to this Agreement.

"Board" means the board of directors of the Company, as the same may be constituted from time to time.

"bought deal" means a public offering of securities as described in the definition of "bought deal agreement" in Section 7.1 of National Instrument 44-101 - Short Form Prospectus Distributions.

"Business Day" means a day other than a Saturday, Sunday or other day on which commercial banks in Toronto, Ontario, Moncton, New Brunswick, New York City, New York or London, United Kingdom are authorized or required by Law to close.

"Canadian Securities Regulators" means, collectively, the securities commissions or other securities regulatory authorities in each of the Qualifying Jurisdictions.

"Cannabis" has the meaning ascribed to such term in the Cannabis Act, and includes: (1) all living or dead material, plants, seeds, plant parts or plant cells from any cannabis species or subspecies (including sativa, indica and ruderalis), including wet and dry material, trichomes, oil and extracts from cannabis (including cannabinoid or terpene extracts from the cannabis plant); and (2) biologically or synthetically synthesized analogs of cannabinoids extracted from the cannabis plant using micro-organisms, including: (a) cannabis and marijuana or marihuana (as such term is defined under Law, including the Cannabis Act); and (b) "industrial hemp" (as such term is defined in the Industrial Hemp Regulations issued under the Cannabis Act or other Laws).

"Cannabis Act" means the Cannabis Act (Canada).

"Cannabis Authorizations" means all Authorizations issued or granted, or required to be issued or granted, to a Person under or pursuant to Cannabis Laws, including all Contracts with Governmental Authorities thereunder or relating thereto.

"Cannabis Laws" means all Laws and Contracts with Governmental Authorities, and all other statutory requirements, relating to Cannabis, including the Cannabis Act and all Cannabis Authorizations.

"Collaboration Agreement" means the Collaboration Agreement dated March 10, 2021 between the BAT Shareholder and the Company in respect of the Product Development Collaboration.

"Committee" means each of the Audit Committee, the Compensation Committee, the Governance, Nominating and Sustainability Committee, and the Investment Committee, and any other committee of the Board established by the Board from time to time.

"Common Shares" has the meaning ascribed to such term in the recitals to this Agreement.

"Company" has the meaning ascribed to such term in the preamble to this Agreement.

[*]

"Company Shareholders" means, collectively, all Persons that own and/or control, directly or indirectly, Shares.

"Compensation Committee" means the Compensation Committee of the Board, as the same may be constituted from time to time.

"Conditions" has the meaning ascribed to such term in Section 2.4.

"Confidential Information" means, with respect to the Company and its Subsidiaries, on the one hand, and the BAT Group, on the other hand, all confidential or proprietary information, intellectual property and confidential facts relating to the business and affairs of the Company and its Subsidiaries, on the one hand, or the BAT Group, on the other hand, respectively, including their respective customers, products, services, technology, trade secrets, know-how, systems and operations; provided, that "Confidential Information" does not include any information that: (1) is or becomes generally available to the public other than as a result of disclosure, directly or indirectly, by a member of the BAT Group or any of its Representatives, on the one hand, or the Company or any of its Subsidiaries or any of their respective Representatives, on the other hand, in violation of Section 3.2; (2) is or becomes available to any member of the BAT Group or any of its Representatives, on the one hand, or the Company or any of its Subsidiaries or any of their respective Representatives, on the other hand, on a non-confidential basis from a source other than the other or any of its Representatives, as applicable, unless the applicable Person knew after reasonable inquiry that such source was prohibited from disclosing the information to it by a contractual, fiduciary or other legal obligation; or (3) the BAT Shareholder, on the one hand, or the Company, on the other hand, can show was independently acquired or developed by or on behalf of the BAT Group or any of its Representatives, on the one hand, or by the Company or any of its Subsidiaries or any of their respective Representatives, on the other hand, prior to the disclosure by or on behalf of the other of, and without the use of any, Confidential Information.

"Constating Documents" means, collectively, (i) the certificate and articles of incorporation, amendment, amalgamation or continuance, or other similar formation documents, as applicable (including the Articles of Amendment), (ii) the by-laws or other similar governance documents, as applicable, (iii) any shareholders' agreement, operating agreement or other similar agreement, as applicable, or (iv) other organizational documents and other constating documents, of the Company and its Subsidiaries, in each case, as the same may be amended, restated, replaced, modified and/or supplemented from time to time.

"Contract" means any agreement, indenture, contract, lease, deed of trust, license, option, instruments, arrangement, understanding or other commitment, in each case, whether written or oral.

"control" means the possession, directly or indirectly, of the power to direct, or cause the direction of, the management and policies of a Person, whether through the ownership of voting securities, by Contract or otherwise, and "controlled", "controls", "controlling", "under common control with" and other similar phrases shall have the corresponding meaning.

"Convertible Securities" means any securities in the capital of the Company or any of its Subsidiaries that are convertible into, exercisable or exchangeable for, or otherwise grant the right to acquire, Shares (for greater certainty, including any subscription receipts and any share units issued pursuant to the Equity Incentive Plans from time to time).

"Demand Notice" has the meaning ascribed to such term in Section 6.1(1).

"Demand Registration" has the meaning ascribed to such term in Section 6.1(1).

"Demand Shareholder" has the meaning ascribed to such term in Section 6.1(1).

"Director" means a director on the Board.

"Directors Election Meeting" means any meeting of Company Shareholders at which individuals are proposed for election as Directors.

"Distributed Securities" means any Shares or Convertible Securities distributed or issued pursuant to a Distribution.

"Distribution" means any distribution or issuance by the Company or any of its Subsidiaries of Shares and/or Convertible Securities (for greater certainty, including any Prospectus Distribution and the payment of any dividend in Shares and/or Convertible Securities), other than any (1) Exempt Distribution and (2) issuance of Convertible Securities in the Ordinary Course pursuant to the Equity Incentive Plans.

"Distribution Notice" has the meaning ascribed to such term in Section 5.1(2).

"Equity Incentive Plans" means, collectively, all plans of the Company and/or any of its Subsidiaries in effect from time to time pursuant to which securities of the Company and/or any of its Subsidiaries may be issued, or options or other securities convertible or exercisable into, or exchangeable for, securities of the Company and/or any of its Subsidiaries may be granted, to the Persons set out therein (including the equity incentive plan approved by the Company Shareholders at the annual and special meeting of the Company Shareholders held on February 25, 2020 and re-approved at the annual and special meeting of the Company Shareholders held on February 28, 2023).

"Exempt Distribution" means any distribution or issuance by the Company or any of its Subsidiaries approved by the Board of: (1) Convertible Securities issued, and Shares issued on the exercise, conversion or exchange of such Convertible Securities, in each case pursuant to the Equity Incentive Plans in accordance with the terms thereof; (2) Shares pursuant to the exercise, conversion or exchange of any issued and outstanding Convertible Securities on the date hereof in accordance with the terms thereof, as applicable; (3) Shares pursuant to the exercise, conversion or exchange of Convertible Securities in accordance with the terms thereof, in each case, where such Convertible Securities were issued pursuant to the Pre-Emptive Right in accordance with Section 5.1;(4) Shares as purchase price consideration in connection with any business acquisition by the Company or any of its Subsidiaries, whether structured as a purchase of shares or assets and/or effected pursuant to an amalgamation, arrangement, merger or other business combination transaction; (5) Shares or Convertible Securities as de minimis equity kickers to bona fide third party debt financing sources of the Company or any of its Subsidiaries; (6) Shares pursuant to any At-the-Market Distribution; and (7) distributions or issuances which, pursuant to Securities Laws, would require shareholder approval (but only to the extent that the participation of the BAT Group Permitted Holders triggers such requirement).

"Form F-1" means Form F-1 under the U.S. Securities Act or any successor registration form under the U.S. Securities Act subsequently adopted by the SEC.

"Form F-3" means Form F-3 under the U.S. Securities Act or any registration form under the U.S. Securities Act subsequently adopted by the SEC that permits incorporation of substantial information by reference to other documents filed by the issuer with the SEC.

"Governance, Nominating and Sustainability Committee" means the Governance, Nominating and Sustainability Committee of the Board, as the same may be constituted from time to time.

"Governmental Authority" means:

(1) any domestic or foreign government, whether national, federal, provincial, state, territorial, municipal or local (whether administrative, legislative, executive or otherwise);

(2) any domestic or foreign agency, authority, ministry, department, regulatory authority, court, central bank, bureau, board or other instrumentality having legislative, judicial, taxing, regulatory, prosecutorial or administrative powers or functions of, or pertaining to, government, including Health Canada and other applicable regulatory authorities with oversight of the Cannabis industry and any business or operations within the Cannabis industry generally;

(3) any court, commission, individual, arbitrator, arbitration panel or other body having adjudicative, regulatory, judicial, quasi-judicial, administrative or similar functions, including the Securities Regulators; and/or

(4) the TSX, the NASDAQ and any other stock or securities exchange.

"IFRS" means the International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB), interpretations issued by the International Financial Reporting Interpretations Committee, International Accounting Standards issued by the International Accounting Standards Committee and the interpretations issued by the Standing Interpretations Committee.

"Indemnified Person" has the meaning ascribed to such term in Section 7.3.

"Investment" has the meaning ascribed to such term in the recitals to this Agreement.

"Investment Committee" means the Investment Committee of the Board, as the same may be constituted from time to time.

"Jupiter Pool" has the meaning ascribed to such term in the Additional Subscription Agreement.

"Law" means any and all applicable: (1) foreign or domestic constitution, treaty, law, statute, regulation, code, ordinance, principle of common law or equity, rule, municipal bylaw, Order or other requirement having the force of law; (2) policy, practice, protocol, standard or guideline of any Governmental Authority which, although not necessarily having the force of law, is regarded by such Governmental Authority as requiring compliance as if it had the force of law; and (3) rule of the TSX, the NASDAQ and any other stock or securities exchange on which the Company's securities are listed and/or traded.

"NASDAQ" means the Nasdaq Global Select Market.

"NI 44-102" means National Instrument 44-102 - Shelf Distributions.

"NI 45-106" means National Instrument 45-106 - Prospectus Exemptions.

"Nomination Letter" has the meaning ascribed to such term in Section 2.4.

"Nominees" means, collectively, the nominees that are proposed for election as Directors by the Company and included in a management information circular of the Company relating to the election of Directors at a Directors Election Meeting, and "Nominee" means any one of them, as the context requires.

"Notice" has the meaning ascribed to such term in Section 10.10(1).

"Order" means any order, directive, judgment, decree, injunction, decision, ruling, award or writ of any Governmental Authority.

"Ordinary Course" means, with respect to an action taken by a Person, that such action is consistent with the past practices of such Person and is taken in the ordinary course of normal operations of such Person.

"Original Investor Rights Agreement" has the meaning ascribed to such term in the recitals to this Agreement.

"Original Subscription Agreement" has the meaning ascribed to such term in the recitals to this Agreement.

"Partially Diluted Ownership Percentage" means, at any time, the direct and/or indirect aggregate ownership interest of the BAT Group Permitted Holders in the Company, expressed as a percentage, calculated as follows: (1)(a) the aggregate number of issued and outstanding Shares owned and/or controlled by the BAT Group Permitted Holders at such time, plus (b) the aggregate number of Shares represented by any issued and outstanding Convertible Securities owned and/or controlled by the BAT Group Permitted Holders at such time, if applicable (assuming the conversion, exercise and/or exchange thereof); divided by (2)(a) the aggregate number of issued and outstanding Shares at such time, plus (b) the aggregate number of Shares represented by any issued and outstanding Convertible Securities owned and/or controlled by the BAT Group Permitted Holders at such time, if applicable (assuming the conversion, exercise and/or exchange thereof) and excluding, for greater certainty, the Shares represented by any other issued and outstanding Convertible Securities owned and/or controlled by any other Person at such time.

"Parties" means, collectively, the BAT Shareholder and the Company, and "Party" means any one of them, as the context requires.

"Person" means any individual, corporation, partnership, limited partnership, firm, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, Governmental Authority or other entity.

"Piggyback Shareholder" has the meaning ascribed to such term in Section 6.1.

"Piggyback Notice" has the meaning ascribed to such term in Section 6.1.

"Piggyback Registration" has the meaning ascribed to such term in Section 6.1.

"Pre-Emptive Right" has the meaning ascribed to such term in Section 5.1(1).

"Pre-Emptive Right Subscription Notice" has the meaning ascribed to such term in Section 5.1(3).

"Preferred Shares" has the meaning ascribed to such term in the recitals to this Agreement.

"Product Development Collaboration" means the collaboration between the BAT Shareholder and the Company (and one or more of their respective Affiliates) contemplated in the Collaboration Agreement.

"Product Development Collaboration Budget" means the budget relating to the Product Development Collaboration agreed to by the BAT Shareholder and the Company and annexed to the Collaboration Agreement, as the same may be amended from time to time by mutual agreement of the Parties.

"Prospectus" means a prospectus (as such term is used in National Instrument 41-101 - General Prospectus Requirements), as varied in accordance with National Instrument 44-102 - Shelf Distributions, as the same may be required under applicable Securities Laws.

"Prospectus Distribution" means a distribution of Shares to the public under Securities Laws by way of a Prospectus in one or more Qualifying Jurisdictions and/or by way of a Registration Statement in the United States, except for any At-the-Market Distribution.

"Qualifying Jurisdictions" means, collectively, all of the provinces and territories of Canada.

"Registrable Securities" means: (1) any Shares; (2) any Shares issuable upon the exercise, conversion or exchange of any Convertible Securities, in each case, to the extent exercisable, convertible or exchangeable; and (3) all Shares directly or indirectly issued or issuable with respect to the securities referred to in the foregoing (1) and (2) by way of share dividend or share split, or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization (it being understood that a Person shall be deemed to be a holder of Registrable Securities whenever such Person has the right to then acquire or obtain any Registrable Securities, whether or not such acquisition has actually been effected).

"registration" means (1) the registration of securities under the U.S. Securities Act, or (2) the qualification of securities for distribution to the public pursuant to a prospectus filed under Canadian Securities Laws, and "register" and "registered" have correlative meanings.

"Registration Statement" means a registration statement under the U.S. Securities Act, on Form F-1 or Form F-3, as applicable (or equivalent forms for domestic issuers in the United States), and any prospectus or prospectuses included therein, as amended or supplemented (including any post-effective amendments) and any materials incorporated by reference therein.

"Representative" means, with respect to any Person, such Person's directors, officers, employees, agents, consultants, insurers, financing sources, legal counsel, accountants, advisors and other representatives; provided, that, with respect to the BAT Shareholder and each other member of the BAT Group for purposes of Section 3.2, "Representative" shall also include a prospective purchaser of Shares (other than Preferred Shares) from the BAT Shareholder (or any other BAT Group Permitted Holder) that agrees to be bound by the provisions of Section 3.2(1), mutatis mutandis.

"SEC" means the U.S. Securities and Exchange Commission and any other U.S. federal agency administering the U.S. Securities Act and the U.S. Exchange Act at the time.

"Securities Act" means the Securities Act (Ontario).

"Securities Laws" means, collectively, the securities Laws of each of the provinces and territories of Canada, the U.S. Securities Act, the U.S. Exchange Act, and the respective regulations, instruments and rules made thereunder, together with all applicable published policy statements, notices, blanket orders and rulings of the Securities Regulators, including the applicable rules and requirements of the TSX, the NASDAQ, and any other stock or securities exchange on which the Company has applied to list its securities or on which its securities are listed and/or traded.

"Securities Regulators" means, collectively the Canadian Securities Regulators and the SEC.

"Share Buyback" has the meaning ascribed to such term in Section 10.3.

"Shares" means all shares in the capital of the Company, including Common Shares, Preferred Shares, and any other shares in the capital of the Company authorized and/or issued and outstanding from time to time.

"Subsidiaries" has the meaning ascribed to such term in the Act.

"Tax Act" means the Income Tax Act (Canada).

"Top-Up Right" has the meaning ascribed to such term in Section 5.2(1).

"Top-Up Right Subscription Notice" has the meaning ascribed to such term in Section 5.2(3).

"Tranche" has the meaning ascribed to such term in the recitals to this Agreement.

"Transaction Agreements" means, collectively, this Agreement, the Original Subscription Agreement, the Collaboration Agreement, the Additional Subscription Agreement, and all agreements, certificates and other instruments delivered pursuant hereto and thereto.

"Transfer" has the meaning ascribed to such term in Section 8.2(1).

"Transfer Shares" has the meaning ascribed to such term in Section 8.2(2).

"TSX" means the Toronto Stock Exchange.

"underwriter" and all terms which are derivatives thereof shall be deemed to include "best efforts agent" and all terms which are derivatives thereof, as appropriate.

"Underwriters' Cutback" has the meaning ascribed to such term in Section 6.3.

"U.S. Exchange Act" means the U.S. Securities Exchange Act of 1934.

"U.S. Securities Act" means the U.S. Securities Act of 1933.

Section 1.2 Gender and Number.

Any reference in this Agreement to gender includes all genders.  Words importing the singular number only include the plural and vice versa.

Section 1.3 Headings, etc.

The division of this Agreement into Articles and Sections, and the insertion of headings, are for convenience of reference only and do not affect the interpretation of this Agreement.

Section 1.4 Currency.

All references in this Agreement to dollars or to $ are expressed in Canadian currency unless otherwise specifically indicated.

Section 1.5 Certain Phrases, etc.

In this Agreement, unless otherwise specified:

(1) the words "including", "includes" and "include" mean "including (or includes or include) without limitation";

(2) the phrase "the aggregate of", "the total of", "the sum of" or a phrase of similar meaning means "the aggregate (or total or sum), without duplication, of";

(3) the words "Article", "Section" and "Schedule" followed by a number mean and refer to the specified Article, Section or Schedule of this Agreement; and

(4) in the computation of periods of time from a specified date to a later specified date, the word "from" means "from and including" and the words "to" and "until" each mean "to but excluding".

Section 1.6 Accounting Terms.

All accounting terms not specifically defined in this Agreement are to be interpreted in accordance with IFRS.

Section 1.7 Schedules.

The Schedules attached to this Agreement form an integral part of this Agreement for all purposes hereof.

Section 1.8 Company Covenants.

All covenants or agreements contained in this Agreement on the part of the Company shall also apply to its Subsidiaries, mutatis mutandis, and each such covenant or agreement shall be construed as a covenant by the Company to cause (to the fullest extent permitted by Law) such Subsidiary to perform or not perform the required action, as applicable, in accordance with the terms of such covenant or agreement, mutatis mutandis.

Section 1.9 References to Persons and Agreements.

Any reference in this Agreement to a Person includes its heirs, administrators, executors, legal representatives, successors and permitted assigns, as applicable.  Except as otherwise provided in this Agreement, the term "Agreement" and any reference to this Agreement, or to any other agreement, document or other instrument, includes, and is a reference to, this Agreement or such other agreement, document or other instrument, as the same may have been, or may from time to time be, amended, restated, replaced, supplemented or novated, and includes all schedules hereto.

Section 1.10 Statutes.

Except as otherwise provided in this Agreement, any reference in this Agreement to a statute refers to such statute, and all rules and regulations made thereunder, as the same may have been, or may from time to time be, amended, re-enacted or replaced.

Section 1.11 Non-Business Days.

Whenever payments are to be made, or an action is to be taken, on a day which is not a Business Day, such payment shall be made, or such action shall be taken, on or not later than the next succeeding Business Day.

Section 1.12 No Presumption.

This Agreement is the product of negotiation by the Parties having the assistance of counsel and other advisers.  It is the intention of the Parties that neither Party shall be presumed to be the drafter hereof and that this Agreement not be construed more strictly with the regard to one Party than to the other Party.

ARTICLE 2
NOMINATION RIGHTS

Section 2.1 Board of Directors.

On the date hereof, the Company's Board consists of nine Directors, which Directors are: Peter Amirault (Independent Chair), Simon Ashton, Dexter John, Beena Goldenberg, Geoffrey Machum, Ken Manget, Sherry Porter, Stephen Smith and Marni Wieshofer (Mr. Ashton being an initial BAT Director Nominee).

Section 2.2 Board Nomination Rights.

(1) Subject to Section 2.2(4), the BAT Group Permitted Holders shall be entitled to designate in accordance with the nomination procedures contained in Section 2.4:

(a) 30% of the Available Nominees, rounding up to the nearest whole member (e.g., 3 of 10), for so long as the Partially Diluted Ownership Percentage of the BAT Group Permitted Holders is at least 30%;

(b) 20% of the Available Nominees, rounding up to the nearest whole member (e.g., 2 of 10), for so long as the Partially Diluted Ownership Percentage of the BAT Group Permitted Holders is at least 15%; and

(c) 10% of the Available Nominees, rounding up to the nearest whole member (e.g., 1 of 10), for so long as the Partially Diluted Ownership Percentage of the BAT Group Permitted Holders is at least 10% (but less than 15%).

(2) In the event that the BAT Group Permitted Holders exercise their rights pursuant to Section 2.2(1)(a), Section 2.2(1)(b) or Section 2.2(1)(c) hereof, the Board shall cause a number of Directors that are not BAT Director Nominees to resign or not nominate such number of Directors that are not BAT Director Nominees for re-election at the next Directors Election Meeting to ensure that the Company's Board consists of the same number of Directors after the exercise of such rights as before, unless the Board determines in good faith that it is not in the best interests of the Company to do so; provided, that, if the exercise by the BAT Group Permitted Holders of such rights were to result in the Board being comprised of greater than 10 Directors, such determination by the Board may not prevent the Board from taking the foregoing actions for a period of more than thirty (30) days. For greater certainty, for the purposes hereof the current size of the Board shall be considered to be 10 taking into account the current vacancy contemplated to be filled by a nominee of the BAT Group Permitted Holders.

(3) In the event that the number of BAT Director Nominees serving on the Board exceeds the number of Nominees that the BAT Group Permitted Holders are entitled to nominate under Section 2.2(1)(a), Section 2.2(1)(b) or Section 2.2(1)(c), as the case may be, because the Partially Diluted Ownership Percentage of the BAT Group Permitted Holders was less than the applicable minimum percentage threshold set forth in Section 2.2(1)(a), Section 2.2(1)(b) or Section 2.2(1)(c) for a period equal to 120 days, provided that (i) if a Top-Up Right is then exercisable, the period shall not end prior to the expiry of the period for exercise thereof, and (ii) if there is a blackout period imposed by the Company during such 120-day period, the period shall not expire until the 120th day following the expiry of the last such blackout, the BAT Group Permitted Holders shall notify the Company promptly thereof and: (a) upon the written request of the Company, cause such number of the BAT Director Nominee(s) in excess of the number of Nominee(s) that BAT Group Permitted Holders are entitled to nominate to forthwith resign; and (b) if no such request is made by the Company, the BAT Director Nominee(s) shall continue until his, her or their term expires at the next Directors Election Meeting, as applicable, or, if earlier, such Director Nominee(s) otherwise resign(s), become(s) incapacitated, die(s) or cease(s) to be qualified to act as a Director.

(4) Notwithstanding anything to the contrary in this Agreement, in no event will the BAT Group Permitted Holders be permitted to nominate more than half of the Directors. In the event a Director or Directors resign, die, retire, or otherwise cease to serve on the Board, such that the number of BAT Director Nominees serving on the Board is half or exceeds half of the Directors serving on the Board, the BAT Group Permitted Holders shall promptly cause such number of BAT Directors Nominees as is necessary to bring the number of BAT Group Nominees serving on the Board beneath half of the Directors serving on the Board to forthwith resign as Directors, and become Board observers on the terms specified in Section 2.2(6).

(5) In the event that the BAT Group Permitted Holders have designated fewer BAT Director Nominees than the total number of Nominees that the BAT Group Permitted Holders are entitled to designate pursuant to Section 2.2(1)(a), Section 2.2(1)(b) or Section 2.2(1)(c), as the case may be, then the BAT Group Permitted Holders shall have the right, at any time and from time to time, to designate such additional BAT Director Nominee(s) to which they are entitled hereunder, in which case, the Company and the Directors shall take all necessary corporate action, to the fullest extent permitted by Law, to promptly: (a) enable the BAT Group Permitted Holders to designate and effect the election or appointment of such additional BAT Director Nominee(s); and (b) appoint such BAT Director Nominee(s) to fill any available vacancies or, to the extent not so permitted, nominate any such BAT Director Nominee for election as a Director at the next Directors Election Meeting in accordance with Section 2.4.

(6) The BAT Group Permitted Holders may, at any time and from time to time, upon written notice to the Company, designate any or all of the BAT Director Nominees as non-voting Board observers.  In such an event, the BAT Group Permitted Holders shall use commercially reasonable efforts to cause such BAT Director Nominee(s) to resign from the Board and the Company shall record such resignation(s) in the Company's books and records. All non-voting Board observers designated as such by the BAT Group Permitted Holders shall be entitled to attend all Board meetings, and to receive all notices, correspondence and materials associated therewith, as if such non-voting Board observers were Directors; provided, that they shall not: (a) hold any voting authority attributable to the Directors whatsoever; (b) count towards the quorum of the Board for the purposes of any Board meeting; or (c) hold any of the legal responsibilities attributable to Directors under Law.

(7) For greater certainty, the selection of Nominees other than the BAT Director Nominees designated by the BAT Group Permitted Holders pursuant to this Section 2.2 (including in the event that any designation right has not been exercised pursuant thereto), shall rest with the Board, or the Governance, Nominating and Sustainability Committee, if so determined by the Board.

(8) Each Party acknowledges that a breach or threatened breach by a Party of any provision of this Section 2.2 will result in the other Party suffering irreparable harm which cannot be calculated or fully or adequately compensated by recovery of damages alone. Accordingly, each Party agrees that in connection with any breach or threatened breach by such Party of any provision of this Section 2.2, the other Party shall be entitled to interim and permanent injunctive relief, specific performance and other equitable remedies, in addition to any other relief to which the other Party may become entitled.

(9) If the Company is at any time a Subsidiary of another body corporate, then the BAT Group Permitted Holders shall have the right to representation on the board of directors or other similar governing body of such body corporate in the same proportion as their representation on the Board under Section 2.2(1)(a), Section 2.2(1)(b) or Section 2.2(1)(c), as the case may be, subject to the terms and condition of this Article 2, mutatis mutandis. For greater certainty, this Section 2.2(9) shall not apply to the board of directors or other similar governing body of a third party, if such third party acquires more than 50% of the Shares from time to time.

Section 2.3 Board Committees.

(1) For so long as the BAT Group Permitted Holders have the right to designate at least one Nominee pursuant to Section 2.2(1), the BAT Group Permitted Holders shall have the right to designate: (a) one voting member to the Investment Committee (or any successor Committee thereto established by the Board from time to time); and (b) one non-voting observer to any other Committee to the extent that a BAT Director Nominee is not already a voting member of such Committee.  All non-voting Committee observers shall be entitled to attend all Committee meetings, and to receive all notices, correspondence and materials associated therewith, as if such non-voting Committee observers were members of the applicable Committee; provided, that they shall not: (a) hold any voting authority attributable to Committee members whatsoever; (b) count towards the quorum of the Committee for the purposes of any Committee meeting; or (c) hold any of legal responsibilities attributable to Committee members under Law.

(2) All BAT Director Nominees shall be eligible to be appointed to all of the Committees from time to time; provided, that each such individual (a) has the expertise for the applicable Committee and (b) meets the requirements of applicable Securities Laws (including, as applicable, corporate governance and financial literacy standards).

Section 2.4 Nomination Procedures.

(1) The Company shall notify the BAT Group Representative (on behalf of the BAT Group Permitted Holders having a right to designate one or more Nominees under Section 2.2) of any Directors Election Meeting at least 60 days prior to the date of such Directors Election Meeting.

(2) At least 45 days, and no more than 75 days, before each Directors Election Meeting, the BAT Group Representative (on behalf of the BAT Group Permitted Holders having a right to designate one or more Nominees) will deliver to the Company (c/o the Governance, Nominating and Sustainability Committee) in writing the name of its respective Nominee(s) together with the information regarding such Nominee(s) (including the number of Shares beneficially owned or controlled by such Nominee) that the Company is required by the Act and Securities Laws to include in a management information circular of the Company to be sent to Company Shareholders in respect of such Directors Election Meeting, and such other information, including a biography of such Nominee(s), that is consistent with the information the Company intends to publish about Nominees as Directors of the Company in such management information circular (the "Nomination Letter").

(3) If the BAT Group Representative (on behalf of the BAT Group Permitted Holders) fails to deliver the Nomination Letter to the Company at least 45 days before the Directors Election Meeting, the BAT Group Representative shall be deemed to have designated the same BAT Director Nominee that serves (or each of the same BAT Director Nominees that serve) as a Director of the Company at such time, subject to such individual(s) satisfying the Conditions for re-election to the Board.

(4) Notwithstanding anything to the contrary in this Agreement, each BAT Director Nominee shall, at all times while serving on the Board, meet the qualification requirements to serve as a Director under the Act, applicable Laws and the Constating Documents (collectively, the "Conditions").No BAT Director Nominee may be an individual who: (a) has been convicted of a felony or a crime involving moral turpitude; or (b) is not acceptable to the TSX, the NASDAQ, any of the Securities Regulators or the Company (acting reasonably).

(5) The BAT Director Nominee(s) shall be nominated by or at the direction of the Board or an authorized officer of the Company, including pursuant to a notice of meeting, to stand for election to the Board at the Directors Election Meeting and the Company shall solicit proxies from the holders of Shares in respect thereof, which solicitation obligation will be satisfied by delivery of a form of proxy to the holders of Shares following standard procedures and, where applicable, consistent with past practice.

(6) The Company shall: (a) nominate for election and include in any management information circular relating to any Directors Election Meeting (or submit to Company Shareholders by written consent, if applicable) each individual designated as a BAT Director Nominee under Section 2.2 in accordance with Section 2.4; (b) recommend (and reflect such recommendation in any management information circular relating to any Directors Election Meeting or in any written consent submitted to Company Shareholders for the purpose of electing Directors of the Company) that the Company Shareholders vote to elect such BAT Director Nominee(s) as a Director for a term of office expiring at the closing of the subsequent annual meeting of the Company Shareholders; (c) solicit, obtain proxies in favour of and otherwise support the election of such Nominee(s) at the applicable Directors Election Meeting, each in a manner no less favourable than the manner in which the Company supports its own Nominees for election at the applicable Directors Election Meeting; (d) take all steps which may be necessary or appropriate to recognize, enforce and comply with the rights of the BAT Group Permitted Holders under this Article 2; and (e) not take, authorize or approve any action, including the adoption of any amendments to any of its Constating Documents, that would or would reasonably be expected to, individually or in the aggregate, eliminate, limit or otherwise frustrate in any way the rights of the BAT Group Permitted Holders under this Article 2.

Section 2.5 Replacement Appointment.

(1) In the event of the resignation, death, incapacity or non-election to the Board of a BAT Director Nominee that is nominated for election or serving on the Board, or in the event that a BAT Director Nominee that is serving on the Board at any time ceases to satisfy any of the Conditions, the BAT Group Permitted Holders shall be entitled to designate an individual satisfying each of the Conditions to replace such BAT Director Nominee to serve on the Board by delivery of a written notice by the BAT Group Representative to the Company within 45 days after the BAT Director Nominee resigns, dies or becomes incapacitated, is not elected to the Board at a Directors Election Meeting or ceases to satisfy any of the Conditions, as applicable, and to the extent permitted by the Act and the Constating Documents, the Board shall promptly appoint such individual as a Director, or to the extent not so permitted, nominate such individual for election as a Director at the next Directors Election Meeting in accordance with Section 2.4.

(2) For the avoidance of doubt, for so long as the BAT Group Permitted Holders have the right to designate at least one Nominee pursuant to Section 2.2(1), without the BAT Shareholder's prior written consent, the Company shall ensure that no action is taken, authorized or approved by or on behalf of the Company or the Board, to remove a BAT Director Nominee from the Board, other than in the event (a) of the resignation, death or incapacity of a BAT Director Nominee that is serving on the Board, or (b) that a BAT Director Nominee that is serving on the Board is not elected to the Board at a Directors Election Meeting or at any time ceases to satisfy any of the Conditions, in each of which case the provisions of Section 2.5(1) shall apply.

Section 2.6 Director Compensation.

No BAT Director Nominee who is an officer, employee or consultant of the BAT Group will be entitled to any compensation for his or her service as a Director or member of any Committee; provided, that any individual who serves as an advisory director or consultant to the BAT Group shall be entitled to such compensation for his or her service as a Director and member of any Committee, if applicable.

Section 2.7 Director Insurance and Indemnification.

(1) The Company shall obtain and maintain customary directors' and officers' liability insurance on commercially reasonable terms.

(2) The Company and each BAT Director Nominee that has been elected or appointed to the Board, as the case may be, shall, upon request from such BAT Director Nominee, enter into a customary director indemnity agreement.

Section 2.8 Permitted Disclosure.

Each BAT Director Nominee shall be permitted to disclose to any member of the BAT Group information about the Company and its Subsidiaries that he or she receives as a result of being a Director, subject to his or her fiduciary duties under Law; provided, that the recipient of such disclosure is directed to keep confidential and not disclose any Confidential Information, in each case, in accordance with Section 3.2.

ARTICLE 3
INFORMATION RIGHTS AND ACCESS; CONFIDENTIALITY

Section 3.1 Information Rights and Access.

Subject to compliance with anti-trust Laws, the Company shall provide to the BAT Shareholder (or such other member of the BAT Group that so requests): (1) any financial or other information relating to the Company, its Subsidiaries and their respective businesses and operations; and (2) reasonable access to the books, records, properties, employees and management of the Company and its Subsidiaries during normal business hours, upon reasonable advance notice, and without causing undue interference to the operation of the Company's and its Subsidiaries' business in the Ordinary Course), in each case, as is necessary or reasonably required by the BAT Group in order to: (a) comply with the legal, regulatory and/or tax obligations, returns or filings of the BAT Group; (b) review the use by the Company and its Subsidiaries of the Allocated Investment Proceeds; and (c) review the Company's and its Subsidiaries' compliance with the Product Development Collaboration Budget, the Original Subscription Agreement and the Additional Subscription Agreement. Without limiting the generality of the foregoing, the Company shall and shall cause its Subsidiaries to: (i) maintain at all times complete and accurate records relating to (A) the segregated bank accounts in which the Allocated Investment Proceeds are held and (B) the use by the Company and its Subsidiaries of the Allocated Investment Proceeds; and (ii) provide to the BAT Shareholder (or such other member of the BAT Group that so requests) all documents (including bank statements, invoices, receipts, and other books and records), information and explanations relating to such segregated bank accounts and use of the Allocated Investment Proceeds by the Company and its Subsidiaries as may be reasonably requested from time to time.

Section 3.2 Confidentiality.

(1) The BAT Shareholder (and each other member of the BAT Group that receives Confidential Information of the Company and/or any of its Subsidiaries), on the one hand, and the Company (and each of its Affiliates that receives Confidential Information of the BAT Group), on the other hand, shall keep confidential and not disclose such Confidential Information in any manner whatsoever, in whole or in part, except as permitted by this Section 3.2.

(2) Notwithstanding Section 3.2(1):

(a) the BAT Shareholder may disclose Confidential Information to (i) each other member of the BAT Group and (ii) its and their respective Representatives; provided, that prior to making any disclosure to a Representative, each such Representative has been informed of the confidential nature of the Confidential Information and has been directed to hold the Confidential Information in accordance with this Section 3.2; and, provided, further, that the BAT Shareholder and its permitted transferee(s) shall remain responsible for the compliance by such other members of the BAT Group with the requirements of this Article 3;

(b) the Company may disclose Confidential Information to (i) each of its Affiliates and (ii) its and their respective Representatives; provided, that prior to making any disclosure to a Representative, each such Representative has been informed of the confidential nature of the Confidential Information and has been directed to hold the Confidential Information in accordance with this Section 3.2; and

(c) the BAT Shareholder (and each other member of the BAT Group that receives Confidential Information of the Company and/or any of its Subsidiaries), on the one hand, and the Company (and each of its Affiliates that receives Confidential Information of the BAT Group), on the other hand, shall use commercially reasonable efforts to cause each of its Representatives that receives Confidential Information to observe the terms of this Section 3.2 in respect thereof.

(3) The disclosure restrictions contained in Section 3.2(1) do not apply to disclosure that is required by Law, any Order or any other legally binding document discovery requests. Prior to making any such disclosure, the applicable Party that received Confidential Information (or which Party's Subsidiary, Affiliate and/or Representative received Confidential Information, as applicable)  shall, to the extent not prohibited by the Law, Order or legally binding request: (a) give the other Party prompt written notice of the requirement and the proposed content of any disclosure; and (b) at the other Party's request and expense, co-operate with the other Party in limiting the extent of the disclosure and in obtaining an appropriate protective order or pursuing such legal action, remedy or assurance as the other Party deems necessary to preserve the confidentiality of the Confidential Information. If a protective order or other remedy is not obtained or the other Party fails to waive compliance with Section 3.2(1), the applicable Party that received Confidential Information (or which Party's Subsidiary, Affiliate and/or Representative received Confidential Information, as applicable) may disclose only that portion of the Confidential Information that it is required to disclose and exercise commercially reasonable efforts to obtain reliable assurance that confidential treatment is given to the Confidential Information disclosed.

(4) For the avoidance of doubt, the disclosure restrictions contained in Section 3.2(1) do not apply to disclosure that is made by a Party with the prior written consent of the other Party.

ARTICLE 4
BAT GROUP REPRESENTATIVE

Section 4.1 BAT Group Representative.

(1) The BAT Shareholder (for and on behalf of the BAT Group Permitted Holders), hereby appoints Anthony Pettit as its representative (together with any replacement representative appointed in accordance with this Section 4.1, the "BAT Group Representative") to act in its name and on its and their behalf:

(a) with respect to all matters relating to this Agreement, including exercising any rights of the BAT Group Permitted Holders under this Agreement, executing and delivering any amendment, restatement, supplement or modification to or of this Agreement, and any waiver of any claim or right arising out of this Agreement; and

(b) in general, to do all other things and to perform all other acts, including executing and delivering all agreements, certificates, receipts, instructions and other instruments, contemplated by, or deemed advisable in connection with, this Agreement.

(2) The Company will be entitled to rely upon any document or other instrument delivered by the BAT Group Representative as being authorized or directed to be delivered by each of the BAT Group Permitted Holders, and the Company will not be liable to the BAT Group Permitted Holders for any action taken or omitted to be taken based on such reliance.

(3) The BAT Group Permitted Holders shall be entitled to replace the BAT Group Representative at any time, and from time to time, by delivering a written notice to the Company signed by each BAT Group Permitted Holder that is at the applicable time a shareholder of the Company.

ARTICLE 5
PRE-EMPTIVE RIGHT AND TOP-UP RIGHT

Section 5.1 Pre-Emptive Right.

(1) In connection with any Distribution, all or any of the BAT Group Permitted Holders shall have the right, but not the obligation (the "Pre-Emptive Right"), exercisable in accordance with Section 5.1(3), to subscribe for up to an aggregate number of Distributed Securities, on the same terms and conditions as all other participants in the Distribution (including the same price but, in each case, excluding any underwriting commissions and discounts, to the extent not payable by the Company in relation to the securities issued on the exercise of the Pre-Emptive Right, it being agreed that the Company shall use its commercially reasonable efforts to have such charges not apply to the BAT Group Permitted Holders), mutatis mutandis, determined in accordance with the following formula:

A = B X C

For purposes of the foregoing formula, the following definitions shall apply:

A means the aggregate number of Distributed Securities for which the BAT Group Permitted Holders have the right to subscribe pursuant to the Pre-Emptive Right, expressed as a positive number;

B means the Partially Diluted Ownership Percentage of the BAT Group Permitted Holders, calculated as of immediately prior to the closing of the Distribution (for greater certainty, expressed for purposes of this formula as a number - e.g., 19.9% shall be expressed as 0.199), subject to a limit of 19.9%; and

C means the aggregate number of Distributed Securities to be issued in connection with the Distribution (assuming the conversion, exercise and/or exchange of any Convertible Securities issued pursuant thereto, if applicable), expressed as a positive number.

(2) The Company may deliver to the BAT Group Representative a notice in writing, as soon as practicable following a determination by the Company to effect a Distribution and in no event less than 20 Business Days prior to closing of any proposed Distribution (a "Distribution Notice"), which Distribution Notice shall: (a) specify the total number and type of Distributed Securities which are being offered in the Distribution; (b) specify the rights, privileges, restrictions, terms and conditions of such Distributed Securities; (c) specify the price at which the Distributed Securities are being offered in the Distribution, to the extent known; (d) specify the maximum number of Distributed Securities for which the BAT Group Permitted Holders have the right to subscribe pursuant to Section 5.1(1) and the aggregate subscription price therefor; (e) specify the date (which shall not be less than 20 Business Days after the date on which the Distribution Notice is delivered) on which the Distribution is to be completed; and (f) state the reasons for the issuance of the Distributed Securities.

(3) The BAT Group Permitted Holders shall have the right, exercisable by the BAT Group Representative (for and on behalf of the BAT Group Permitted Holders) within 20 Business Days after receipt by the BAT Group Representative of a Distribution Notice pursuant to Section 5.1(2), by delivering a subscription notice to the Company (the "Pre-Emptive Right Subscription Notice") setting out the number of Distributed Securities for which each applicable BAT Group Permitted Holder wishes to subscribe; provided, that if the Company proposed to effect a bought deal Distribution, the BAT Group Representative shall use commercially reasonable efforts to deliver a Pre-Emptive Right Subscription Notice consistent with the customary time periods for bought deal transactions.

(4) In the event that the Company expects to complete the applicable Distribution, no later than five Business Days prior to the expected closing date thereof, the Company shall deliver a written notice to the BAT Group Representative confirming: (a) the expected closing date thereof; and (b) the number of Distributed Securities allocated to the applicable BAT Group Permitted Holders and the aggregate subscription price therefor.

(5) The BAT Group Representative (for and on behalf of the BAT Group Permitted Holders) shall, on or prior to the closing date of the Distribution, deliver or cause to be delivered to the Company (or as the Company may otherwise direct) a certified cheque, bank draft or wire transfer of immediately available funds in the amount of the aggregate subscription price for the Distributed Securities allocated to the BAT Group Permitted Holders, and the Company shall issue, or shall cause the issuance of, such Distributed Securities to the applicable BAT Group Permitted Holders concurrently with the closing of the Distribution.

(6) To the extent the exercise of the Pre-Emptive Right would cause the BAT Group Permitted Holders to exceed the 30% Threshold, the Company shall issue Preferred Shares to the BAT Group Permitted Holders in place of Common Shares, to the extent required to cause the 30% Threshold not to be exceeded.

Section 5.2 Top-Up Right.

(1) In connection with any (a) Exempt Distribution or (b) bought deal Distribution in respect of which the BAT Group Representative (for and on behalf of the BAT Group Permitted Holders) was unable to deliver a Pre-Emptive Right Subscription Notice pursuant to Section 5.1(3) prior to the execution of a definitive bought deal letter in respect thereof, all or any of the BAT Group Permitted Holders shall have the right, but not the obligation (the "Top-Up Right"), exercisable in accordance with Section 5.2(3), to subscribe for up to an aggregate number of Shares and/or Convertible Securities, as applicable, on the same terms and conditions as all other participants in the Exempt Distribution or bought deal Distribution, as applicable (including (i) for any Exempt Distribution, at the same price or, if such price is not permitted pursuant to Securities Laws, at the lowest price permitted thereunder, and (ii) for any bought deal Distribution, at the same price, but, in each case, excluding any underwriting commissions and discounts to the extent not payable by the Company in relation to the securities issued on the exercise of the Pre-Emptive Right, it being agreed that the Company shall use its commercially reasonable efforts to have such charges not apply to the BAT Group Permitted Holders), mutatis mutandis, determined in accordance with the following formula:

A = (B / 1 - C) - B

For purposes of the foregoing formula, the following definitions shall apply:

A means the aggregate number of Shares and/or Convertible Securities for which the BAT Group Permitted Holders have the right to subscribe pursuant to the Top-Up Right, expressed as a positive number;

B means the aggregate number of Shares and/or Convertible Securities issued in connection with the Exempt Distribution or bought deal Distribution, as applicable, expressed as a positive number; and

C means the Partially Diluted Ownership Percentage of the BAT Group Permitted Holders, calculated as of immediately prior to the closing of the Exempt Distribution or bought deal Distribution, as applicable (for greater certainty, expressed for purposes of this formula as a number - e.g., 19.9% shall be expressed as 0.199), subject to a limit of 19.9%.

(2) Concurrently with and, in any event, no later than five Business Days following (a) the end of each calendar quarter or (b) if the BAT Group Permitted Holders' Partially Diluted Ownership Percentage is reduced by more than 1% in the aggregate solely as a result of one or more Exempt Distributions and/or bought deal Distributions contemplated in Section 5.2(1) that have been completed since the end of the most recent calendar quarter, the closing of the most recent Exempt Distribution or bought deal Distribution, or (c) if applicable Securities Laws do not permit the exercise in full of the Top-Up Right until the passage of a prescribed period of time, the later of: (i) the time implied by (a) and (b) above; and (ii) 20 Business Days prior to the expiry of such prescribed period of time, as applicable, the Company shall deliver to the BAT Group Representative a Distribution Notice, which Distribution Notice shall: (A) specify the total number and type of Shares and/or Convertible Securities which were issued in connection with the Exempt Distribution or bought deal Distribution, as applicable; (B) specify the rights, privileges, restrictions, terms and conditions of such Shares and/or Convertible Securities; (C) specify the price at which such Shares and/or Convertible Securities were issued; (D) specify the maximum number of Shares and/or Convertible Securities for which the BAT Group Permitted Holders have the right to subscribe pursuant to Section 5.2(1) and the aggregate subscription price therefor; and (E) in the case of an Exempt Distribution, state with reasonable supporting details the specific clause of the definition of "Exempt Distribution" hereunder applicable thereto.

(3) The BAT Group Permitted Holders shall have the right, exercisable by the BAT Group Representative (for and on behalf of the BAT Group Permitted Holders) within 30 Business Days after receipt by the BAT Group Representative of a Distribution Notice pursuant to Section 5.2(2), by delivering a subscription notice to the Company (the "Top-Up Right Subscription Notice") setting out: (a) the number of Shares and/or Convertible Securities for which the BAT Group Permitted Holders wish to subscribe; and (b) the desired closing date for the issuance of such Shares and/or Convertible Securities (which date shall not be earlier than five Business Days after receipt by the Company of the Top-Up Right Subscription Notice and not earlier than, if applicable, the passage of the prescribed period of time referenced in Section 5.2(2)).

(4) At any time and from time to time within the 12 month period following the closing of the final Tranche (but subject to applicable Law), the BAT Group Permitted Holders shall have the right, but not the obligation, to subscribe for up to the number of Shares and/or Convertible Securities indicated in Distribution Notices received pursuant to Section 5.2(2) between the date of the Additional Subscription Agreement and the date of the closing of such Tranche. Within such 12 month period, the BAT Group Permitted Holder may deliver to the Company a Top-Up Right Subscription Notice setting out (a) the number of Shares and/or Convertible Securities for which the BAT Group Permitted Holders wish to subscribe pursuant to the exercise of their Top-Up Right and (b) the desired closing date for the issuance of such Shares and/or Convertible Securities (which date shall not be earlier than five Business Days after receipt by the Company of the Top-Up Right Subscription Notice and not earlier than, if applicable, the passage of the prescribed period of time referenced in Section 5.2(2)). Where the BAT Group Permitted Holders exercise the Top-Up Right in connection with more than one Exempt Distribution or bought deal Distribution triggering the Top-Up Right that occurred, the price at which the BAT Permitted Holders may exercise their Top-Up Right will be the lower of (a) the volume-weighted average price of the relevant class of securities distributed in all such Exempt Distributions or bought deal Distributions (or if such price is not permitted pursuant to Securities Laws, the lowest price permitted thereunder) or (b) the trading price of the Common Shares at the close of business on the day of submission of the Top-Up Right Subscription Notice.

(5) BAT Group Representative (for and on behalf of the BAT Group Permitted Holders) shall, on or prior to the desired closing date for the issuance of the Shares and/or Convertible Securities set out in any Top-Up Right Subscription Notice, deliver or cause to be delivered to the Company (or as the Company may otherwise direct) a certified cheque, bank draft or wire transfer of immediately available funds in the amount of the aggregate subscription price in respect of such Shares and/or Convertible Securities, and the Company shall issue, or shall cause the issuance of, such Shares and/or Convertible Securities to the applicable BAT Group Permitted Holders on the desired closing date for such issuance as set out in the Top-Up Right Subscription Notice.

(6) To the extent the exercise of the Top-Up Right would cause the BAT Group Permitted Holders to exceed the 30% Threshold, the Company shall issue Preferred Shares to the BAT Group Permitted Holders in place of Common Shares, to the extent required to cause the 30% Threshold not to be exceeded.

Section 5.3 Required Approvals.

In the event that the approval of the TSX, the NASDAQ or any other Governmental Authority is required in connection with (1) any exercise by the BAT Group Representative (for and on behalf of the BAT Group Permitted Holders) of the Pre-Emptive Right or the Top-Up Right, or (2) any issuance of Shares and/or Convertible Securities by the Company or any of its Subsidiaries to the BAT Group Permitted Holders pursuant thereto, the Company shall use its commercially reasonable efforts to obtain any such approval as promptly as practicable.  For clarity, the Company shall not be required to seek shareholder approval for issuances pursuant to this Article 5 that would require shareholder approval pursuant to Securities Laws (but only to the extent that the participation of the BAT Group Permitted Holders triggers such requirement).

ARTICLE 6
REGISTRATION RIGHTS

Section 6.1 Demand Registration Rights.

(1) The BAT Group Permitted Holders (each, a "Demand Shareholder") may, at any time and from time to time, require the Company to file a Prospectus or a Registration Statement to facilitate a secondary offering in Canada and/or the United States, as applicable, of all or any portion of the Registrable Securities held by each Demand Shareholder (a "Demand Registration"), by giving written notice (a "Demand Notice") of such Demand Registration to the Company. The Company shall, subject to applicable Securities Laws, use its commercially reasonable efforts to, as promptly as practicable but in any event no more than 60 days following receipt of such Demand Notice, file one or more Prospectuses and/or Registration Statements, as applicable, and take such other steps as may be reasonably necessary under applicable Securities Laws in order to permit the distribution of all or any portion of the Registrable Securities requested to be included in such Demand Registration, provided that a Demand Registration shall not be deemed to have been effected until the issuance of a receipt for a final Prospectus filed by the Company (or in the case of a prospectus supplement, until the filing thereof) or the effectiveness of the Registration Statement, as applicable. The Parties shall cooperate in a timely manner in connection with such Prospectus Distribution and the procedures in Schedule C shall apply to any Demand Registration.

(2) The Company shall not be obliged to effect:

(a) more than four Demand Registrations in total;

(b) more than one Demand Registration in any one 12-month period;

(c) a Demand Registration in the event the Board determines in good faith, acting reasonably and after receiving the advice of counsel, that:

(i) either (A) the effect of the filing of a Prospectus and/or Registration Statement would impede the ability of the Company to consummate a significant transaction (including, without limitation, a financing, an acquisition, a restructuring or a merger) or proceed with negotiations or discussions in relation thereto, or (B) there exists at the time material non-public information relating to the Company the disclosure of which the Company believes would be materially adverse to the Company and the Company has a bona fide business purpose for preserving such information as confidential; and

(ii) it is therefore in the best interests of the Company to defer the filing of a Prospectus and/or Registration Statement at such time;

in which case the Company's obligations under this Section 6.1 shall be deferred for a period of not more than 90 days from the date of receipt of the Demand Notice, provided that the Company shall not be permitted to defer the filing of a Prospectus and/or Registration Statement under this Section 6.1(2)(c)(ii) for a period of more than 120 days in the aggregate in any twelve consecutive months; or

(d) a Demand Registration in respect of a number of Registrable Securities that is expected to result in gross proceeds of less than $20,000,000.

(3) Any Demand Notice shall:

(a) specify the number of Registrable Securities the Demand Shareholders intend to offer and sell;

(b) express the intention of the Demand Shareholders to offer or cause the offering of such Registrable Securities, subject to the offering being on terms acceptable to the BAT Group Permitted Holders;

(c) describe the nature or methods of the proposed offer and sale thereof, the Canadian provinces and territories in which such offer will be made, and whether such offer will be made in the United States;

(d) contain the undertaking of such Demand Shareholders to provide all such information regarding their holdings and the proposed manner of distribution thereof as may be required in order to permit the Company to comply with all applicable Securities Laws; and

(e) specify whether such offer and sale shall be made by an underwritten public offering.

(4) In the case of an underwritten public offering initiated pursuant to this Section 6.1, the BAT Group Representative shall have the right to select the managing underwriter or underwriters of such Registrable Securities; provided, that such selection shall also be reasonably satisfactory to the Company. The Company shall have the right to retain counsel of its choice to assist it in fulfilling its obligations under this Article 6.

(5) The Company shall be entitled to include Shares which are not Registrable Securities in any Demand Registration provided that the Company must provide to the BAT Group Representative notice of its decision to include such Shares within five Business Days of receipt of a Demand Notice pursuant to Section 6.1(3) (provided that if such Demand Registration is to be effected as a "bought deal", the Company shall respond consistent with the time periods typical for transactions of that nature).

(6) Except as set forth in Section 6.1(5), the Company shall not include in any Demand Registration (or Prospectus or Registration Statement filed in connection with any Demand Registration) any securities which are not Registrable Securities without the prior written consent of the Demand Shareholders.

(7) In the case of an underwritten Demand Registration, the BAT Group Representative has the right to participate in the negotiations of the terms of any underwriting agreement. The BAT Group Representative's participation in, and the Company's completion of, the underwritten Demand Registration, is conditional upon the BAT Group Representative agreeing that the terms of any underwriting agreement are satisfactory to it, in its sole discretion.

(8) If required by the lead underwriter in respect of an underwritten Demand Registration, the Company shall agree to a customary standstill of no more than 90 days in the applicable underwriting agreement, subject to customary exceptions, to be agreed upon between the Company and the lead underwriter, both acting reasonably, including, but not limited to, the granting of awards pursuant to the Company's Equity Incentive Plans in favour of the management, directors, employees or consultants of the Company.

Section 6.2 Piggyback Registration Rights.

If, at any time and from time to time from and after the date hereof, the Company proposes to make a Prospectus Distribution, whether for its own account or for the account of any Company Shareholders (or both), the Company shall, at that time, promptly give the BAT Group Representative written notice (the "Piggyback Notice") of the proposed Prospectus Distribution, which Piggyback Notice shall include the proposed timing of, and the price and number of Shares subject to, the proposed Prospectus Distribution. Upon the written request of the BAT Group Representative to the Company specifying that the BAT Group Permitted Holders wish to include all or a specified portion of the Registrable Securities held by the BAT Group Permitted Holders (each, a "Piggyback Shareholder") in the Prospectus Distribution, which request must be delivered by the BAT Group Representative to the Company within 15 Business Days after receipt of the Piggyback Notice (provided, that if the Company proposes to effect the Prospectus Distribution as a bought deal, the BAT Group Representative shall undertake commercially reasonable efforts to respond consistent with the customary time periods for bought deal transactions), the Company will cause the Registrable Securities requested to be qualified by such Piggyback Shareholders to be included in the Prospectus Distribution (a "Piggyback Registration"), and the procedures in Schedule C  shall apply to any Piggyback Registration.

Section 6.3 Underwriters' Cutback.

If, in connection with a Piggyback Registration or Demand Registration, the lead underwriter or underwriters shall impose a limitation on the number of securities which may be included in any such Prospectus Distribution because, in its or their reasonable judgment, as applicable, the inclusion of securities requested to be included in such Prospectus Distribution exceeds the number of securities which can be sold in an orderly manner in such Prospectus Distribution within a price range reasonably acceptable to the BAT Group Permitted Holders, then the Company shall be obligated to include in such Prospectus Distribution such Registrable Securities to be qualified allocated (1) in the case of a Demand Registration, first to the Demand Shareholders and thereafter on a pro rata basis as between the Company and any other Company Shareholders participating in the Prospectus Distribution and (2) in all other cases, on a pro rata basis as between the Company, the Demand Shareholders or Piggyback Shareholders and any other Shareholders participating in the Prospectus Distribution.

Section 6.4 Withdrawal of Registrable Securities.

(1) Each Piggyback Shareholder or Demand Shareholder will have the right to withdraw its request for inclusion of all or any portion of its Registrable Securities in any Demand Registration pursuant to Section 6.1 or Piggyback Registration pursuant to Section 6.2 by the BAT Group Representative (for and on behalf of the applicable Demand Shareholder(s) or Piggyback Shareholder(s)) providing written notice to the Company of such request to withdraw; provided, that:

(a) subject to Section 6.4(2), such written notice must be delivered by the BAT Group Representative prior to the execution of the definitive bought deal letter or underwriting agreement, as applicable, with respect to such Prospectus Distribution; and

(b) such withdrawal will be irrevocable and, after making such withdrawal, such Demand Shareholder or Piggyback Shareholder will no longer have any right to include such withdrawn Registrable Securities in the Prospectus Distribution pertaining to which such withdrawal was made.

(2) Notwithstanding Section 6.4(1)(a), if a Demand Shareholder or Piggyback Shareholder becomes aware of a material adverse change in the condition, business and/or prospects of the Company and/or any of its Subsidiaries at any time prior to the closing of the applicable Prospectus Distribution to which a Demand Registration or Piggyback Registration relates, such Demand Shareholder or Piggyback Shareholder will have the right to withdraw its request for inclusion of all or any portion of its Registrable Securities in such Demand Registration or Piggyback Registration pursuant to Section 6.1 by the BAT Group Representative (for and on behalf of such Demand Shareholder or Piggyback Shareholder) providing written notice to the Company of such request to withdraw at any time prior to the closing of such Prospectus Distribution.  If a Demand Shareholder or Piggyback Shareholder validly withdraws its request for inclusion of all of its Registrable Securities from a Demand Registration or Piggyback Registration pursuant to this Section 6.4(2), such Demand Shareholder or Piggyback Shareholder shall be deemed not to have participated in or requested such Demand Registration or Piggyback Registration.

(3) The Company shall, and shall cause its Subsidiaries to, provide notice in writing to the BAT Group Representative promptly upon becoming aware of any material adverse change in the condition, business and/or prospects of the Company and/or any of its Subsidiaries in order to enable the Demand Shareholders or Piggyback Shareholders to properly exercise their withdrawal rights pursuant to Section 6.4(2).

Section 6.5 Expenses.

All fees and expenses incurred in connection with a Demand Registration or Piggyback Registration pursuant to Section 6.1 or Section 6.2, as applicable (excluding underwriters' discounts and commissions attributable to the Demand Shareholders' or Piggyback Shareholders' Registrable Securities sold in the Prospectus Distribution, if any, applicable transfer taxes attributable to the Demand Shareholders' or Piggyback Shareholders' Registrable Securities sold in the Prospectus Distribution, if any, and all fees and disbursements of counsel to the Demand Shareholders or Piggyback Shareholders) shall be borne by the Company, including: (1) Securities Regulators, the TSX, the NASDAQ, registration, listing and filing fees relating to the Registrable Securities; (2) fees and expenses of compliance with Securities Laws; (3) printing and copying expenses; (4) messenger and delivery expenses; (5) expenses incurred in connection with any road show and marketing activities; (6) fees and disbursements of counsel to the Company; (7) fees and disbursements of all independent public accountants (including the expenses of any audit and/or "comfort" letter), and fees and expenses of any other special experts retained by or on behalf of the Company; (8) translation expenses; and (9) any other fees and disbursements of underwriters customarily paid by issuers or sellers of securities.

Section 6.6 Rule 144 Compliance.

To the extent necessary or desirable to make available to the BAT Group Permitted Holders the benefits of Rule 144 and any other rule or regulation of the SEC that may at any time permit a BAT Group Permitted Holder to sell Registrable Securities of the Company to the U.S. public without registration, the Company shall:

(1) make and keep public information available, as those terms are understood and defined in Rule 144;

(2) use best efforts to file with the SEC in a timely manner all reports and other documents required of the Company under the U.S. Securities Act and the U.S. Exchange Act; and

(3) furnish to any BAT Group Permitted Holder, so long as the BAT Group Permitted Holder owns Registrable Securities, promptly upon request, a written statement by the Company as to its compliance with the reporting requirements of Rule 144 and of the U.S. Securities Act and the U.S. Exchange Act, a copy of the most recent annual or quarterly report of the Company (or the Canadian equivalents), and such other reports and documents so filed or furnished by the Company as such holder may reasonably request in connection with any sale of Registrable Securities without U.S. registration.

ARTICLE 7
DUE DILIGENCE; INDEMNIFICATION

Section 7.1 Preparation; Reasonable Investigation.

In connection with the preparation and filing of any Prospectus and/or Registration Statement in connection with a Demand Registration or Piggyback Registration pursuant to Section 6.1, as applicable, the Company shall give the Demand Shareholders or Piggyback Shareholders and the underwriter(s) of such Prospectus Distribution, if any, and their respective counsel, auditors and other representatives, the opportunity to participate in the preparation of the Prospectus and/or Registration Statement, as applicable, and all related documents (including each amendment thereof or supplement thereto), and shall insert therein such material furnished to the Company in writing, which in the reasonable judgment of the Company and its counsel should be included, and shall give them such reasonable and customary (1) access to the Company's books and records, (2) opportunity to discuss the business of the Company and its Subsidiaries with its officers and auditors, and (3) opportunity to conduct all due diligence which the underwriter(s), if any, and their respective counsel may reasonably require in order to conduct an investigation to enable such underwriter(s) to execute any certificate required to be executed by it or them for inclusion in the Prospectus and/or Registration Statement, as applicable, and all related documents; provided, that the underwriter(s), if any, agree to maintain the confidentiality of such information in accordance with Section 3.2.

Section 7.2 Indemnification by the Company.

(1) In connection with any Demand Registration or Piggyback Registration pursuant to Article 6, the Company will indemnify and hold harmless, to the fullest extent permitted by Law, each Demand Shareholder or Piggyback Shareholder and its respective Affiliates, and each of their respective directors, officers, employees, agents, shareholders, partners and underwriters, from and against any loss, liability, claim, damage and expense whatsoever (including legal fees and expenses), including any amounts paid in settlement of any investigation, order, litigation, proceeding or claim, joint or several, incurred, arising out of or based upon any untrue statement or alleged untrue statement of a material fact contained in any Prospectus and/or Registration Statement, as applicable, or any amendment or supplement thereto, including all documents incorporated therein by reference, or any omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading or as incurred, arising out of or based upon any failure to comply with Securities Laws (other than any failure to comply with Securities Laws by such Demand Shareholder or Piggyback Shareholder or underwriter, as applicable); provided, that the Company shall not be liable under this Section 7.2(1) for any settlement of any action effected without its written consent (which consent shall not be unreasonably withheld, conditioned or delayed); and, provided, further, that the indemnity provided for in this Section 7.2(1) in respect of a Demand Shareholder or Piggyback Shareholder or underwriter shall not apply to any loss, liability, claim, damage or expense to the extent incurred, arising out of or based upon any untrue statement or omission, or alleged untrue statement or omission, made in reliance upon and in conformity with written information furnished to the Company by such Demand Shareholder or Piggyback Shareholder or underwriter stating that such information is being provided for use in the Prospectus and/or Registration Statement, as applicable.  Any amounts advanced by the Company to an Indemnified Person pursuant to this Section 7.2(1) as a result of such losses will be returned to the Company if it is finally determined by a court of competent jurisdiction in a judgment not subject to appeal or final review that such Indemnified Person was not entitled to indemnification by the Company hereunder.

(2) For greater certainty, the rights to indemnification provided in Section 7.2(1) may be exercised by each Demand Shareholder or Piggyback Shareholder individually and separately from the rights to indemnification of the other Demand Shareholders or Piggyback Shareholders provided in Section 7.2(1), and shall not be affected in any way by the exercise, non-exercise or waiver, in whole or in part, by any other Demand Shareholder or Piggyback Shareholder of such rights to indemnification.

Section 7.3 Defence of Claim by Company.

Each Person entitled to indemnification from the Company under Section 7.2(1) (each, an "Indemnified Person") shall give or cause to be given written notice to the Company promptly after such Indemnified Person becomes aware of any claim in respect of which indemnification may be sought under Section 7.2(1); provided, that the failure or delay to so notify the Company shall not relieve the Company from any liability which it may have to the Indemnified Person pursuant to Section 7.2(1) except to the extent that the Company is prejudiced by such failure or delay, as applicable. The Company shall assume the defence of any claim, action or other proceeding giving rise to any such claim for indemnification, including the engagement of counsel selected by the Company (to the reasonable satisfaction of the Indemnified Person) and the payment of all costs, fees and expenses relating thereto.  The Indemnified Person will have the right to engage its own counsel in connection with any such claim, action or proceeding, at the expense of the Indemnified Person unless the engagement of such counsel is (1) authorized in writing by the Company in connection with the defence of such claim, action or proceeding, (2) the Company shall not have engaged counsel to take charge of the defence of such claim, action or proceeding in a reasonably timely manner, or (3) the Indemnified Person reasonably determines, based on the advice of counsel, that there may be defences available to it which are different from, or in addition to or conflict with, those available to the Company, that such claim, action or proceeding involves or could have an effect upon matters beyond the scope of the indemnity provided hereunder or such claim, action or proceeding seeks an injunction or equitable relief against the Indemnified Person or involves actual or alleged criminal activity (in which case the Company shall not have the right to direct the defence of such claim, action or proceeding on behalf of the Indemnified Person), in any of which events the costs, fees and expenses of such counsel will be borne by the Company; provided, that in no event shall the Company be required to pay the costs, fees and expenses of more than one law firm as counsel for all Indemnified Persons pursuant to this Section 7.3, unless in the reasonable judgment of any Indemnified Person a conflict of interest may exist between such Indemnified Person and any other of such Indemnified Person with respect to such claim, action or proceeding.  The Company shall not, in the defence of any claim, action or proceeding assumed by the Company pursuant to this Section 7.3, except with the prior written consent of each Indemnified Person (which may not be unreasonably withheld, conditioned or delayed), consent to the entry of any judgment, or enter into any settlement, which does not include as an unconditional term thereof the giving by the claimant or plaintiff, as applicable, to such Indemnified Person of a full and final release from all liability in respect to such claim, action or proceeding.

Section 7.4 Contribution.

If the indemnification provided for in Section 7.2 is unavailable to a Person that would have been an Indemnified Person under Section 7.2 in respect of any losses, liabilities, claims, damages and/or expenses referred to in this Article 7, then the Company shall, in lieu of indemnifying such Indemnified Person, contribute to the amount paid or payable by such Indemnified Person as a result of such losses, liabilities, claims, damages and/or expenses in such proportion as is appropriate to reflect the relative fault of the Company, on the one hand, and such Indemnified Person, on the other hand, in connection with the statement or omission which resulted in such losses, liabilities, claims, damages and/or expenses, as well as any other relevant equitable considerations; provided, that the maximum amount of liability for such a Person who would have been an Indemnified Person shall be limited to an amount equal to the net proceeds (after underwriting fees, commissions or discounts) actually received by such Person from the sale of Registrable Securities effected pursuant to the relevant Demand Registration or Piggyback Registration, as applicable. The relative fault will be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact, or the omission or alleged omission to state a material fact, relates to information supplied by the Company or such Indemnified Person, and their relative intent, knowledge, access to information, and opportunity to correct or prevent such statement or omission. The amount paid or payable by a Person under this Section 7.4 as a result of the losses, liabilities, claims, damages and/or expenses referred to above shall be deemed to include any legal or other fees or expenses reasonably incurred by such Person in connection with any investigation or proceeding. The Company and the Demand Shareholder or Piggyback Shareholder, as applicable, agree that it would not be just and equitable if contribution pursuant to this Section 7.4 were determined by pro rata allocation or by any other method of allocation which does not take into account the equitable considerations referred to above in this Section 7.4. No Person guilty or liable of fraudulent misrepresentation within the meaning of Section 11(f) of the U.S. Securities Act shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.

Section 7.5 Survival.

The indemnification provided for under this Article 7 will survive the expiration or termination of this Agreement, and will remain in full force and effect regardless of any investigation made by or on behalf of any Indemnified Person, or any officer, director or controlling Person of such Indemnified Person, and will survive any transfer of Shares and/or Convertible Securities held by such Indemnified Person or any of its Affiliates.

Section 7.6 Demand Shareholder and Piggyback Shareholder as Trustee.

The Company hereby acknowledges and agrees that, with respect to this Article 7, each Demand Shareholder or Piggyback Shareholder is contracting on its own behalf and as agent for the other Indemnified Persons referred to in this Article 7.In this regard, each such holder will act as trustee for such Indemnified Persons of the covenants of the Company under this Article 7 with respect to such Indemnified Persons and accepts these trusts, and will hold and enforce those covenants, on behalf of such Indemnified Persons.

ARTICLE 8
OTHER COVENANTS

Section 8.1 Standstill.

(1) From the date hereof until the second anniversary of the date hereof, the BAT Shareholder will not, and will cause its Affiliates not to, directly or indirectly, whether individually or by acting jointly or in concert with any other Person, without the express prior written consent of the Company:

(a) purchase, offer or agree to purchase any voting or equity securities of the Company or any of its Subsidiaries;

(b) enter into, offer, or agree to enter into any acquisition of, or other business combination involving, the Company or any of its Subsidiaries;

(c) solicit or join in or in any way participate in a solicitation of proxies from the Company Shareholders or otherwise attempt to influence the conduct of the Company Shareholders, other than in connection with the election of the BAT Director Nominees to the Board from time to time;

(d) make any public announcement with respect to any of the foregoing; or

(e) advise, assist or encourage any other Person to do, or take any action inconsistent with, any of the foregoing.

(2) The restrictions contained in Section 8.1(1) shall automatically lapse and be of no further force or effect, and nothing contained in Section 8.1(1) or any other provision of this Agreement or any other Transaction Agreement, shall prohibit any of the actions contained in Section 8.1(1) by the BAT Shareholder or any of its Affiliates in the event that, without any breach of Section 8.1(1) on the part of the BAT Shareholder or any of its Affiliates:

(a) a third party, together with any Persons acting jointly or in concert with such third party: (i) purchases, offers or agrees to purchase any voting or equity securities of the Company or any of its Subsidiaries that would result in ownership by such third party or any of its Affiliates (together with any such Persons acting jointly or in concert with such third party or any of its Affiliates) of 19.9% or more of the voting or equity securities of the Company or any of its Subsidiaries (or rights or interests in such voting or equity securities, including convertible securities that, if exercised or converted, would result in ownership by such third party or any of its Affiliates, whether acting jointly or in concert with any other Person, of 19.9% or more of the voting or equity securities of the Company or any of its Subsidiaries); (ii) acquires assets of the Company or any of its Subsidiaries with a value of at least 20% of the aggregate value of the assets of the Company and its Subsidiaries, calculated on a consolidated basis; (iii) enters into, offers or agrees to enter into any acquisition of, or other business combination involving, the Company or any of its Subsidiaries; or (iv) makes any public announcement with respect to any of the foregoing; provided, that, in each case, the Board publicly supports and/or approves the purchase, offer, agreement or acquisition by such third party, as the case may be; or

(b) the Collaboration Agreement is terminated in accordance with its terms by: (i) the BAT Shareholder due to (A) a material breach thereof by the Company and/or its Affiliates, (B) a Change of Control (as defined in the Collaboration Agreement) or (C) the occurrence of an Insolvency Event (as defined in the Collaboration Agreement) with respect to the Company or any of its Subsidiaries; or (ii) the Company other than due to (A) a material breach thereof by the BAT Shareholder and/or its Affiliates, or (B) the occurrence of an Insolvency Event (as defined under the Collaboration Agreement) with respect to the BAT Shareholder.

(3) For the avoidance of doubt, nothing contained in Section 8.1(1) or any other provision of this Agreement or any other Transaction Agreement shall prohibit or otherwise restrict the BAT Shareholder or any of its Affiliates from subscribing for and purchasing Shares from treasury.

Section 8.2 Transfer of Shares.

(1) From the date hereof until the first anniversary of the date hereof, the BAT Shareholder shall not sell, assign, transfer or otherwise dispose of (collectively, a "Transfer") Shares to any Person, other than:

(a) Transfers to Affiliates; provided, that the BAT Shareholder shall remain responsible for the covenants, agreements and obligations of the BAT Shareholder under this Agreement notwithstanding any such Transfer;

(b) Transfers: (i) by way of deposit under a bona fide take-over bid in respect of the Shares made in compliance with Securities Laws; or (ii) in connection with a statutory plan of arrangement or other business combination involving the Company;

(c) in the event that the Company and/or any of its Affiliates breaches any of the Transaction Agreements in any material respect and such breach is not cured within the applicable cure period set forth therein, Transfers to any Person following the expiration of such cure period;

(d) in the event that a change in Law or interpretation thereof gives rise to a reasonable prospect that the BAT Shareholder's continued holding of Shares will be in breach of such Law, Transfers to any Person following such change in Law or interpretation thereof; or

(e) in the event that the Company and/or any of its Affiliates has repeatedly or persistently acted in a manner which materially contravenes the Company's obligations in Section 8.3, Transfers to any Person following written notice delivered by the BAT Shareholder to the Company of such non-contravention.

(2) From and after the one year anniversary of the date hereof, the BAT Shareholder may Transfer all or any portion of the Shares held by it via: (a) non-prearranged trades through the facilities of the TSX; (b) bona fide widely distributed marketed transactions; or (c) pre-arranged trades only after giving the Company 10 Business Days' prior written notice of any such proposed Transfer and an opportunity to identify and arrange for one or more purchasers to acquire all (but not less than all) of the Shares proposed to be Transferred by the BAT Shareholder (the "Transfer Shares"); provided, that, (i) if the Company cannot identify and arrange one or more purchasers to acquire all (but not less than all) of the Transfer Shares within such 10 Business Day period, or (ii) the BAT Shareholder (acting reasonably) elects not to Transfer all or any portion of the Transfer Shares to any one or more purchasers identified by the Company within such 10 Business Day period, then, in either such case, the BAT Shareholder shall have the right to Transfer all or any portion of the Transfer Shares to any one or more Persons following the expiration of such 10 Business Day period (and, for greater certainty, notwithstanding anything contained herein, the BAT Shareholder shall not be obligated to Transfer all or any portion of the Transfer Shares to any purchaser(s) identified by the Company or any other Person).  [*].

(3) Notwithstanding any other restrictions on Transfer in this Section 8.2, the BAT Shareholder may, at its option, contribute all or any of its Shares to the Company for nominal or nil consideration (at the election of the BAT Shareholder) upon 10 days' written notice, and the Company shall promptly take all actions and deliver all documents required to facilitate such contribution.

(4) To the extent that the BAT Shareholder holds any Preferred Shares immediately prior to any Transfer of Shares under this Section 8.2 or distribution of Shares pursuant to a Demand Registration or Piggyback Registration pursuant to Article 6, the BAT Shareholder shall: (i) fulfil such Transfer or distribution by converting Preferred Shares into Common Shares pursuant to Section 11(iii)(B) of the Articles; or (ii) if the BAT Shareholder does not hold a sufficient number of Preferred Shares to fulfill such Transfer or distribution, convert all Preferred Shares held by the BAT Shareholder at such time into Common Shares pursuant to Section 11(iii)(B) of the Articles and complete the balance of the transaction with Common Shares held by the BAT Shareholder.

(5) Within 30 days of the end of the second quarter of each fiscal year, or within 20 Business Days of the reasonable request of the Company, the BAT Shareholder will convert such number of Preferred Shares into Common Shares as is required to hold the maximum number of Common Shares permitted under the Articles, i.e. the 30% Threshold; provided, that, the BAT Shareholder may elect not to complete such conversions within the applicable timeline set forth in this Section 8.2(5) by delivering written notice to the Company confirming its election not to convert Preferred Shares and irrevocably suspending the Accretion under Section 11(a)(i) of the Articles of Amendment on all Preferred Shares held by the BAT Shareholder as of the date of such written notice.

Section 8.3 Compliance Matters.

(1) From and after the date hereof, the Company shall and shall cause its Subsidiaries to:

(a) comply with all Laws, including all Cannabis Laws;

(b) ensure that any payments to be made to the BAT Group Permitted Holders (including on account of Preferred Shares, to the extent applicable) are not made from funds which are derived from any conduct defined as "specified unlawful activity" under 18 USC § 1956(c)(7), and that any such funds are held in segregated bank accounts; and

(c) use commercially reasonable efforts to comply with the policies of the BAT Group (as modified and disclosed to the Company from time to time), including the BAT Group's Standards of Business Conduct and International Marketing Principles, true, correct and complete copies of which have been provided by or on behalf of the BAT Shareholder to the Company prior to the date hereof.

(2) In the event that the Company fails to comply with the requirements set out in Section 8.3(1), and such failure(s) to comply are not, individually or in the aggregate, either adverse to the any member of the BAT Group or materially adverse to the Company, the Company shall have a period of 120 days within which to cure such non-compliance (to the extent such non-compliance can be cured). For greater certainty, any failure to comply with Section 8.3(1) (or cure of such non-compliance) shall not affect determinations of compliance with the requisite covenants (or any applicable cure periods) under the Additional Subscription Agreement.

(3) The Company shall use its commercially reasonable efforts to cause any entity in which the Company invests (whether from the Jupiter Pool or otherwise) to comply with the compliance obligations applicable to the Company and its Subsidiaries under Section 8.3(1).

Section 8.4 Jupiter Pool

The Jupiter Pool shall be governed and operate in accordance with the terms of reference set forth in Schedule C. Such terms of reference shall not be amended without the prior written consent of the BAT Group Representative and the Company.

Section 8.5 Minority Protections

(1) For so long as the Partially Diluted Ownership Percentage of the BAT Group Permitted Holders is at least 10%, the Company covenants and agrees that, except (i) with the prior written consent of the BAT Group Representative, (ii) as required by this Agreement or, (iii) as required by Law, it shall not, directly or indirectly:

(a) amend, alter or repeal any provision of its Constating Documents in a manner that adversely affects the holders of Shares;

(b) make any adverse changes to the rights, privileges, restrictions or conditions of any class of Shares;

(c) create, or authorize the creation of, or issue or obligate itself to issue any other Shares, equity security, equity-linked securities or security convertible into or exercisable for any Shares or equity security of the Company having rights, privileges, preferences, powers, restrictions and conditions senior to the Common Shares, including with respect to Board representation, the distribution of assets on the liquidation, dissolution or winding up of the Company, the payment of dividends and rights of redemption (or recharacterize, reclassify, alter or amend any existing security to have such rights, privileges, restrictions, preferences, powers, and conditions including with respect to the distribution of assets on the liquidation, dissolution or winding up of the Company, the payment of dividends and rights of redemption);

(d) split, combine or reclassify any Shares;

(e) seek to voluntarily delist its Shares from the TSX or NASDAQ;

(f) adopt or propose a plan of liquidation or resolutions providing for the liquidation or dissolution of the Company;

(g) make any capital expenditure or commitment to do so which, individually, exceeds $30,000,000;

(h) create, incur, assume or otherwise become liable for any indebtedness for borrowed money or guarantees thereof other than (i) in connection with advances under the Company's or any Subsidiary's then existing credit facilities in the ordinary course or (ii) in amounts that do not exceed, in the aggregate, $10,000,000; or

(i) authorize, agree, resolve or otherwise commit to do any of the foregoing.

(2) Notwithstanding Section 8.5(1), (a) if the Partially Diluted Ownership Percentage BAT Group Permitted Holders falls beneath 10% as a result of Transfers of Shares by the BAT Group Permitted Holders (other than to Affiliates), the minority protections in Section 8.5(1) shall cease to apply immediately and (b) if the Partially Diluted Ownership Percentage of the BAT Group Permitted Holders falls beneath 10% as a result of dilutive issuances in respect of which Pre-Emptive Rights or Top-Up Rights are exercisable hereunder, the minority protections in  Section 8.5(1) shall cease to apply only upon expiry of the applicable period in which the BAT Group Permitted Holders may exercise such rights.

Section 8.6 Competitors

The relationship between the Parties is a non-exclusive relationship. Subject to the terms of the Collaboration Agreement, each Party may independently carry out its own commercial activities and pursue third party commercial partnerships.

ARTICLE 9
REPRESENTATIONS AND WARRANTIES

Section 9.1 Representations and Warranties.

Each Party represents and warrants to the other Party that:

(1) it is duly formed and organized and validly existing under the Laws of its jurisdiction of incorporation, and has the corporate power and capacity to own its assets, and to enter into and perform its obligations under this Agreement in accordance with the terms hereof;

(2) this Agreement has been duly authorized, and duly executed and delivered by, such Party and constitutes a legal, valid and binding obligation of such Party enforceable against such Party in accordance with its terms (assuming the due authorization, execution and delivery thereof by the other Party), subject to all bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors' rights generally; and

(3) the execution, delivery and performance of this Agreement does not and will not contravene the provisions of such Party's constating or other organizational documents, or the provisions of any Contract to which such Party is a party or by which such Party or any of its assets may be bound.

ARTICLE 10
GENERAL PROVISIONS

Section 10.1 No Obligation to Finance.

None of the BAT Group Permitted Holders shall have any obligation to provide any financing to the Company, its Subsidiaries or any of its or their respective Affiliates, or otherwise to guarantee the fulfillment of any of their respective obligations to any other Person.

Section 10.2 Governing Law and Jurisdiction.

This Agreement shall be governed by, and construed and interpreted in accordance with, the Laws of the Province of Ontario and the federal Laws of Canada applicable therein, without regard to conflict of Laws principles.  Each Party irrevocably attorns and submits to the exclusive jurisdiction of the Ontario courts situated in the City of Toronto (and appellate courts therefrom), and waives objection to the venue of any proceeding in such court or that such court provides an inappropriate forum.

Section 10.3 Share Buybacks.

The Company shall not, without the prior written consent of the BAT Group Representative, acting reasonably, redeem, repurchase or otherwise acquire for cancellation, or offer to redeem, repurchase or otherwise acquire for cancellation, any Shares (a "Share Buyback"), where such Share Buyback would be reasonably likely to result in the BAT Group Permitted Holders beneficially owning and/or controlling, directly or indirectly, 49.9% or more of the voting rights attached to all of the issued and outstanding Shares.

Section 10.4 All Shares Subject to this Agreement.

The BAT Shareholder (for and on behalf of itself and each BAT Group Permitted Holder) agrees that it shall be bound by the terms of this Agreement with respect to all Shares owned and/or controlled, directly or indirectly, by the BAT Shareholder and each other BAT Group Permitted Holder from time to time.

Section 10.5 Changes in Capital of the Company.

At all times after the occurrence of any event which results in a change to the Shares and/or Convertible Securities, this Agreement will forthwith be amended and modified as necessary in order that it will apply with full force and effect, with appropriate changes, to all new securities into which the Shares and/or Convertible Securities are so changed, and the Parties will execute and deliver a supplemental agreement giving effect to and evidencing such necessary amendments and modifications.

Section 10.6 BAT Group Permitted Holders Agreement to be Bound.

Each BAT Group Permitted Holder that becomes a Company Shareholder must concurrently with becoming a Company Shareholder execute and deliver to the Company a counterpart copy of this Agreement, or a written agreement in form and substance satisfactory to the Parties, agreeing to be bound by this Agreement.

Section 10.7 Constating Documents.

So long as this Agreement shall remain in effect, subject to Laws, the Constating Documents shall accommodate and be subject to, and not in any respect conflict with, the rights and obligations set forth herein.  In the event of any conflict or inconsistency between the terms of this Agreement, on the one hand, and the Constating Documents, on the other hand, the terms of this Agreement shall prevail to the extent of the conflict or inconsistency.

Section 10.8 Term and Termination.

(1) This Agreement shall come into force and effect as of the date set out on the first page of this Agreement and, except as provided below, shall continue in full force and effect until the earlier of:

(a) the date on which the BAT Group Permitted Holders cease to hold any Shares;

(b) the date on which this Agreement is terminated by the mutual consent of the Parties; or

(c) the dissolution or liquidation of the Company.

(2) Notwithstanding the valid termination of this Agreement pursuant to Section 10.8(1):

(a) the provisions of Article 1, Section 3.2, Article 7 and Article 10 shall survive such termination and continue in full force and effect in accordance with their terms; and

(b) any rights or obligations which have accrued or arisen under this Agreement prior to the effective time of such termination shall survive such termination unimpaired in accordance with the terms hereof.

Section 10.9 Dividends and Distributions.

(1) The Company shall provide reasonable prior written notice to the BAT Group Representative, in advance of the timelines required under Securities Laws, of the proposed declaration of any dividend or other distribution on or in respect of the Shares, including the applicable record and payment dates and the proposed form of dividend or other distribution (i.e., cash, Shares and/or other property).

(2) The Parties shall discuss in good faith the manner by which the BAT Group Permitted Holders may defer or waive their receipt of all or a portion of any dividends or other distributions declared on or in respect of the Shares held by them from time to time.

Section 10.10 Notices.

(1) Any notice, direction or other communication given regarding the matters contemplated by this Agreement (each, a "Notice") must be in writing, sent by personal delivery, courier or email, and addressed:

(a) to the Company, at:

Organigram Holdings Inc.

Bay Adelaide Centre

1250-333 Bay Street

Toronto, ON, M5H 2R2

Attention:  Beena Goldenberg, Chief Executive Officer

Email:  [*]

with a copy (which shall not constitute notice) to:

Goodmans LLP

Bay Adelaide Centre - West Tower
333 Bay Street, Suite 3400
Toronto, ON M5H 2S7

Attention:  Neill May

Email:  [*]

(b) to the BAT Group Representative, at:

Reynolds

401 North Main Street,

Winston-Salem NC 27101 USA

Attention: Anthony Petitt

Email: [*]

with a copy (which shall not constitute notice) to:

Jones Day

250 Vesey Street

New York, New York 10281

United States

Attention:  Randi C. Lesnick and Bradley C. Brasser
Email: [*]

Stikeman Elliott LLP

5300 Commerce Court West

199 Bay Street

Toronto, Ontario M5L 1B9

Attention:  Evan Marcus and Colin Burn
Email: [*]

(2) A Notice is deemed to be given and received on the date of delivery if it is a Business Day and the delivery was made prior to 4:00 p.m. (local time in place of receipt), and otherwise on the next Business Day. A Party may change its address for service from time to time by providing a Notice in accordance with the foregoing. Any subsequent Notice must be sent to the Party at its changed address. Any element of a Party's address that is not specifically changed in a Notice will be assumed not to be changed.

Section 10.11 Time of the Essence.

Time is of the essence in this Agreement.

Section 10.12 Expenses.

Except as expressly provided in this Agreement or the Additional Subscription Agreement, each Party will pay for its own costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby.  The fees and expenses referred to in this Section 10.12 are those which are incurred in connection with the negotiation, preparation, execution and performance of this Agreement and the transactions contemplated hereby, including the fees and expenses of legal counsel, accountants and other advisors.

Section 10.13 Severability.

If any provision of this Agreement is determined to be illegal, invalid or unenforceable by an arbitrator or any court of competent jurisdiction, that provision will be severed from this Agreement, and the remaining provisions will remain in full force and effect.  Upon any such determination, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the greatest extent possible.

Section 10.14 Entire Agreement.

Upon the effectiveness of this Agreement, the Original Investor Rights Agreement shall be deemed amended and restated to read in its entirety as set forth in this Agreement This Agreement, the Original Subscription Agreement, the Additional Subscription Agreement and the other Contracts by and among the Parties and certain of their respective Affiliates contemplated hereby and thereby, constitute the entire agreement among the Parties and their respective Affiliates with respect to the transactions contemplated hereby and thereby, and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties and their respective Affiliates with respect to such transactions. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, among the Parties in connection with the subject matter of this Agreement, the Original Subscription Agreement, the Additional Subscription Agreement, and the other Contracts contemplated hereby and thereby, except as specifically set forth herein and therein. The Parties have not relied and are not relying on any other information, discussion or understanding in entering into and completing the transactions contemplated by this Agreement.

Section 10.15 Successors and Assigns.

(1) This Agreement becomes effective only when executed by the Parties. After that time, it is binding on and enures to the benefit of the Parties and their respective successors and permitted assigns, as applicable.

(2) Neither this Agreement, nor any of the rights or obligations hereunder, may be assigned or transferred, in whole or in part, by the Company without the prior written consent of the BAT Shareholder.  The BAT Shareholder may assign this Agreement, or any of its rights and/or obligations hereunder, to any of its Affiliates; provided, that the BAT Shareholder shall remain responsible for the covenants, agreements and obligations of the BAT Shareholder under this Agreement notwithstanding any such assignment.

Section 10.16 Third Party Beneficiaries.

Except as expressly provided in this Agreement (including Article 7), the Parties intend that: (1) this Agreement will not benefit or create any right or cause of action in favour of any Person other than (a) the BAT Group Permitted Holders, and (b) the Company; and (2) no Person other than the BAT Group Permitted Holders, on the one hand, and the Company, on the other hand, shall be entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum. The Parties reserve their right to vary or rescind the rights granted by or under this Agreement to any Person that is not a Party, at any time and in any way whatsoever, without notice to or consent of that Person.

Section 10.17 Amendments.

This Agreement may only be amended, supplemented or otherwise modified by written agreement signed by both Parties.

Section 10.18 Waiver.

No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar).No waiver will be binding unless executed in writing by the Party to be bound by the waiver. A Party's failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right.

Section 10.19 Injunctive Relief.

The Parties agree that irreparable harm would occur for which money damages alone would not be an adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, the Parties agree that, in the event of any breach or threatened breach of this Agreement by a Party, the non-breaching Party will be entitled, without the requirement of posting a bond or other security, to equitable relief, including injunctive relief and specific performance, and the Parties shall not object to the granting of injunctive or other equitable relief on the basis that there exists an adequate remedy at law. Such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available at law or equity to each of the Parties.

Section 10.20 Further Assurances.

Each Party shall promptly do, make, execute, deliver, or cause to be done, made, executed or delivered, all such further acts, documents and things as the other Party may reasonably require from time to time for the purpose of giving effect to this Agreement, and the transactions contemplated hereby, and shall use commercially reasonable efforts, and take all such steps as may be reasonably within its power, to implement to their full extent the provisions of this Agreement in accordance with the terms hereof.

Section 10.21 Counterparts.

This Agreement may be executed (including by electronic means) in any number of counterparts, each of which (including any electronic transmission of an executed signature page), is deemed to be an original, and such counterparts together constitute one and the same instrument.

[Signature page follows.]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be on the date first above written.

ORGANIGRAM HOLDINGS INC.

By:
Name:
Title:

BT DE INVESTMENTS INC.

By:
Name:
Title:

Schedule A
[*]

Schedule B
Registration Rights Procedures

1.1  Registration Procedures.

(1) In connection with the Demand Registration and Piggyback Registration obligations pursuant to the Agreement, the Company will use commercially reasonable efforts in accordance with the Agreement to effect the qualification for the offer and sale or other disposition of the Prospectus Distribution of Registrable Securities of the Demand Shareholders or Piggyback Shareholders (as applicable) in one or more Canadian jurisdictions, and in connection therewith, the Company will as expeditiously as possible:

(a) to the extent not already prepared and filed, prepare and file in the English language and, if required, French language, with the Canadian Securities Regulators a Prospectus in compliance with Securities Laws, relating to the Demand Registration or Piggyback Registration, including all exhibits, financial statements and such other related documents required by the Canadian Securities Regulators to be filed therewith, and use its commercially reasonable efforts to cause the applicable Canadian Securities Regulator or Canadian Securities Regulators to issue a receipt for such Prospectus, if applicable; and the Company will furnish to the Demand Shareholders or Piggyback Shareholders and the lead underwriter or underwriters, if any, copies of such Prospectus and any amendments or supplements thereto in the form filed with the Canadian Securities Regulators, promptly after the filing of such Prospectus and any amendment or supplement thereto;

(b) prepare and file with the Canadian Securities Regulators such amendments or supplements to the Prospectus as may be necessary to complete the Prospectus Distribution of all such Registrable Securities and as required under the Securities Act or under any applicable provisions of Securities Laws;

(c) notify the Demand Shareholders or Piggyback Shareholders and the lead underwriter or underwriters, if any, and (if requested) confirm such advice in writing, as soon as practicable after notice thereof is received by the Company: (i) when the Prospectus or any amendment or supplement thereto has been filed or a receipt has been issued, and furnish to the Demand Shareholders or Piggyback Shareholders and lead underwriter or underwriters, if any, with copies thereof; (ii) of any request by the Canadian Securities Regulators for amendments to the Prospectus or for additional information; (iii) of the issuance by the Canadian Securities Regulators of any stop order or cease trade order relating to the Prospectus or any order preventing or suspending the use of any Prospectus or the initiation or threatening of any proceedings for such purposes; and (iv) of the receipt by the Company of any notification with respect to the suspension of the qualification of the Registrable Securities for offering or sale in jurisdiction or the initiation or threatening of any proceeding for such purpose;

(d) promptly notify the Demand Shareholders or Piggyback Shareholders and the lead underwriter or underwriters, if any, when the Company becomes aware of the happening of any event as a result of which the Prospectus contains any untrue statement of a material fact or omits to state a material fact necessary to make the statement therein (in the case of the Prospectus in light of the circumstances under which they were made) when such Prospectus was delivered not misleading, fails to constitute full, true and plain disclosure of all material facts regarding the Registrable Securities when such Prospectus was delivered or if for any other reason it will be necessary during such time period to amend the Prospectus in order to comply with Securities Laws and, in either case as promptly as practicable, prepare and file with the Canadian Securities Regulators, and furnish to the Demand Shareholders or Piggyback Shareholders and the managing underwriters or underwriters, if any, a supplement or amendment to such Prospectus which will correct such statement or omission or effect such compliance;

(e) use commercially reasonable efforts to obtain the withdrawal of any stop order, cease trade order or other order against the Company or affecting the securities of the Company suspending the use of any Prospectus or suspending the qualification of any Registrable Securities covered by the Prospectus, or the initiation or the threatening of any proceedings for such purposes;

(f) furnish to the Demand Shareholders or Piggyback Shareholders and each lead underwriter or underwriters, if any, without charge, one executed copy and as many conformed copies as they may reasonably request, of the Prospectus, including financial statements and schedules and all documents incorporated therein by reference, and provide the Demand Shareholders or Piggyback Shareholders and their respective counsel with a reasonable opportunity to review and provide comments to the Company on the Prospectus;

(g) deliver to the Demand Shareholders or Piggyback Shareholders and the underwriters, if any, without charge, as many commercial copies of the Prospectus and any amendment or supplement thereto as such Persons may reasonably request (it being understood that the Company consents to the use of the Prospectus or any amendment or supplement thereto by each of the Demand Shareholders or Piggyback Shareholders and the underwriters, if any, in connection with the offering and sale of the Registrable Securities covered by the Prospectus or any amendment or supplement thereto) and such other documents as the Demand Shareholders or Piggyback Shareholders may reasonably request in order to facilitate the disposition of the Registrable Securities by such Person;

(h) on or prior to the date on which a receipt is issued for the Prospectus by the applicable Canadian Securities Regulators, use commercially reasonable efforts to qualify, and cooperate with the Demand Shareholders or Piggyback Shareholders, the lead underwriter or underwriters, if any, and their respective counsel in connection with the qualification of, such Registrable Securities for offer and sale under the Securities Laws of each Qualifying Jurisdiction, as any such Person or underwriter reasonably requests in writing provided that the Company shall not be required to qualify generally to do business in any jurisdiction where it is not then so qualified or to take any action which would subject it to general service of process in any such jurisdiction where it is not then so subject;

(i) in connection with any underwritten offering enter into customary agreements, including an underwriting or agency agreement with the underwriter or underwriters, such agreements to contain such representations and warranties by the Company and such other terms and provisions as are customarily contained in underwriting or agency agreements, as applicable, with respect to secondary distributions and indemnification provisions and/or agreements substantially consistent with Article 7 of the Agreement, but in any event, which agreements will contain provisions for the indemnification by the underwriter or underwriters in favour of the Company with respect to untrue statements or omissions, or alleged untrue statements or omissions, made in the Prospectus included in reliance upon and in conformity with written information furnished to the Company by any underwriter in writing;

(j) as promptly as practicable after filing with the Canadian Securities Regulators any document which is incorporated by reference into the Prospectus, provide copies of such document to the Demand Shareholders or Piggyback Shareholders and their respective counsel and to the lead underwriter or underwriters, if any;

(k) file, and to not withdraw, a notice declaring its intention to be qualified to file a short form prospectus as soon as permitted by Securities Laws;

(l) use its commercially reasonable efforts to obtain a customary legal opinion, in the form and substance as is customarily given by external company counsel in securities offerings, addressed to the Demand Shareholders or Piggyback Shareholders and the underwriters, if any, and such other Persons as the underwriting agreement may reasonably specify, and a customary "comfort letter" from the Company's auditor and/or the auditors of any financial statements included or incorporated by reference in a Prospectus;

(m) furnish to the Demand Shareholders or Piggyback Shareholders and the lead underwriter or underwriters, if any, and such other Persons as the Demand Shareholders or Piggyback Shareholders may reasonably specify, such corporate certificates, satisfactory to the Demand Shareholders or Piggyback Shareholders acting reasonably, as are customarily furnished in securities offerings, and, in each case, covering substantially the same matters as are customarily covered in such documents in the relevant jurisdictions and such other matters as the Demand Shareholders or Piggyback Shareholders may reasonably request;

(n) provide and cause to be maintained a transfer agent and registrar for such Common Shares not later than the date a receipt is issued for the final Prospectus by the applicable Canadian Securities Regulators and use its best efforts to cause all Common Shares covered by the Prospectus to be listed on each securities exchange or automated quotation system on which similar securities issued by the Company are then listed;

(o) participate in such marketing efforts as the Demand Shareholders or Piggyback Shareholders or lead underwriter or underwriters, if any, determine are reasonably necessary, such as "roadshows", institutional investor meetings and similar events;

(p) take such other actions and execute and deliver such other documents as may be reasonably necessary to give full effect to the rights of each Demand Shareholder or Piggyback Shareholder under the Agreement; and

(q) take no direct or indirect action prohibited by OSC Rule 48-501 - Trading during Distributions, Formal Bids and Share Exchange Transactions; provided, that, to the extent that any prohibition is applicable to the Company, the Company will take all reasonable action to make any such prohibition inapplicable.

(2) In connection with the Demand Registration rights pursuant to this Agreement, the Demand Shareholders may request that the Company file a Registration Statement with the SEC in order to qualify the offer and sale of Registrable Securities of the Demand Shareholders in the United States (and other Securities Laws or "blue sky" Laws). In connection with the Piggyback Registration rights pursuant to this Agreement, the Company may, at its option, elect to file a Registration Statement with the SEC in order to qualify the offer and sale of Registrable Securities of the Piggyback Shareholders in the United States (and other Securities Laws or "blue sky" Laws). In either such event, the provisions of this Schedule C shall apply to the filing thereof and Prospectus Distribution pursuant thereto, mutatis mutandis, and in the case of a Piggyback Registration, the Company shall notify the Piggyback Shareholders and the lead underwriter or underwriters of such election.

1.2. Obligations of Demand Shareholders and Piggyback Shareholders.

(3) The Company may require the Demand Shareholders or Piggyback Shareholders to furnish to the Company such information regarding the Prospectus Distribution of such Registrable Securities and such other information relating to the Piggyback Shareholders and their respective beneficial ownership of Shares as the Company may from time to time reasonably request in writing in order to comply with Securities Laws in each jurisdiction in which a Demand Registration or Piggyback Registration is to be effected. The Demand Shareholders or Piggyback Shareholders agree to furnish such information to the Company and to cooperate with the Company as necessary to enable the Company to comply with the provisions of the Agreement and Securities Laws. The Demand Shareholders or Piggyback Shareholders will promptly notify the Company when a Demand Shareholder or Piggyback Shareholder becomes aware of the happening of any event (insofar as it relates to such holder or information provided by such holder in writing for inclusion in the applicable Prospectus and, if applicable, Registration Statement) as a result of which the Prospectus and, if applicable, Registration Statement contains any untrue statement of a material fact or omits to state a material fact necessary to make the statement therein (in the case of the Prospectus and, if applicable, Registration Statement in light of the circumstances under which they were made) when such Prospectus and, if applicable, Registration Statement was delivered not misleading or, if for any other reason it will be necessary during such time period to amend or supplement the Prospectus and, if applicable, Registration Statement in order to comply with Securities Laws.

(4) Each Demand Shareholder or Piggyback Shareholder, if requested by the underwriter or underwriters of such Prospectus Distribution, if any, agrees to become bound by and to execute and deliver a lock-up agreement restricting such holder's right, for a period of time not to exceed 90 days, to: (a) transfer, directly or indirectly, any Shares or any securities convertible into or exercisable or exchangeable for such Shares; or (b) enter into any swap or other arrangement that transfers to another any of the economic consequences of beneficially ownership of Shares. Notwithstanding the foregoing, such lock-up agreement shall not apply to: (i) transfers to an Affiliate; provided, that in any such case, it shall be a condition to the transfer that such transferee execute an agreement stating that the transferee is receiving and holding such Shares subject to the provisions of the lock-up agreement; (ii) conversions of Shares into other classes of shares without change of beneficial ownership; (iii) transactions relating to Registrable Securities in open market transactions after the date hereof; or (iv) any Registrable Securities sold pursuant to a Prospectus and, if applicable, Registration Statement for such Prospectus Distribution.

(5) In addition, the Demand Shareholders or Piggyback Shareholders shall, if required under Securities Laws, execute any certificate forming part of a Prospectus and, if applicable, Registration Statement to be filed with the applicable Securities Regulators.

(6) In connection with any underwritten offering in connection with a Demand Registration or Piggyback Registration, the Demand Shareholder or Piggyback Shareholder shall enter into customary agreements, including an underwriting or agency agreement with the lead underwriter or underwriters, such agreements to contain such representations and warranties by such holder and such other terms and provisions as are customarily contained in underwriting or agency agreements, as applicable, with respect to secondary distributions and indemnification provisions and/or agreements substantially consistent with Article 7, but in any event, which agreements will contain provisions for the indemnification by the underwriter or underwriters in favour of the such holder with respect to untrue statements or omissions, or alleged untrue statements or omissions, made in the Prospectus and, if applicable, Registration Statement included in reliance upon and in conformity with written information furnished to the Company by the underwriter in writing.

Schedule C
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